
Honesty
and Service



SRA
INTERNATIONAL, INC.

# 2004 Annual Report

Information Technology
Services and Solutions
for Government

# SRA International, Inc.

## Corporate Profile

SRA is a leading provider of information technology services and solutions to clients in national security, civil government, and health care and public health. SRA services include strategic consulting; systems design, development, and integration; and outsourcing and operations management. The Company also delivers business solutions for text and data mining, contingency and disaster response planning, information assurance, environmental strategies, conflict management and dispute resolution, enterprise architecture, network operations and management, enterprise systems management, and wireless integration. Our staff of more than 3,300 talented and dedicated men and women serves clients from our headquarters in Fairfax, Virginia, and offices across the country. The SRA New York Stock Exchange symbol is SRX.

## Vision

SRA aspires to be one of the best companies in the world by any measure — a company that creates real value for its customers by providing high quality information technology services and solutions; employs the best people, nurtures them, and enables them to succeed; and steadfastly commits itself to an ethic of honesty and service.

## Total Revenue ($ mil)


$650
600
550
500
450
400
350
300
250
200
150
100
50
0
79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04

Any statements in this Annual Report about future expectations, plans, and prospects for SRA, including statements containing the words "estimates," "believes," "anticipates," "plans," "expects," "will," and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: our dependence on our contracts with federal government agencies, particularly within the U.S. Department of Defense, for substantially all of our revenue, our dependence on our GSA schedule contracts and our position as a prime contractor on government-wide acquisition contracts to grow our business, and other factors discussed in our Annual Report on Form 10-K for the fiscal year ended June 30, 2004. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this printing. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we specifically disclaim any obligation to do so.

## Table of Contents


Message from the Chairman/CEO and President/COO ................2
Our Business ............................4
Summary Results of Consolidated Operations......22
Consolidated Financial Statements and Notes.........23
Board of Directors and Corporate Officers.........40
Stockholder Information..........41


# Financial Highlights

SRA INTERNATIONAL, INC. AND SUBSIDIARIES • *All dollar amounts are in thousands except diluted earnings per share*

| FOR YEARS ENDED JUNE 30 | 2001 | 2002 | 2003 | **2004** |
|---|---|---|---|---|
| Revenue | $312,548 | $361,197 | $450,375 | **$615,802** |
| Operating Income | 4,168 | 18,507 | 41,988 | **61,601** |
| Operating Income Percentage of Revenue | 1.3% | 5.1% | 9.3% | **10.0%** |
| Net Income | 7,373 | 11,277 | 29,660 | **38,937** |
| Net Income Percentage of Revenue | 2.4% | 3.1% | 6.6% | **6.3%** |
| Diluted Earnings Per Share | .45 | .66 | 1.25 | **1.42** |
| Diluted Shares | 16,401 | 17,031 | 23,730 | **27,369** |
| Total Interest-Bearing Debt | 4,146 | 2,000 | 400 | **-** |
| Stockholders' Equity | 43,112 | 159,444 | 283,015 | **339,268** |
| Cash Flow From Operations | 16,568 | 9,206[a] | 43,311 | **43,451** |
| Number of Employees | 1,694 | 2,078 | 2,638 | **3,358** |

**Net Income ($ mil)**



$7.4
$11.3
$29.7
$38.9
01
02
03
04


**Cash Flow From Operations ($ mil)**



$16.6
$9.2 a
$43.3
$43.5
01
02
03
04


**Diluted Earnings Per Share**



$ .45
$ .66
$ 1.25
$1.42
01
02
03
04


**Number of Employees**



1,694
2,078
2,638
3,358
01
02
03
04


[a] Setting aside a one-time, $22 million payment of deferred taxes, cash flow from operations would have been $31 million.

# Message from the Chairman/CEO and President/COO

Our top priorities are to create value for our clients, employees, and stockholders while maintaining a culture based on honesty and service. We believe that in doing these things well, the value of our company will steadily increase. This year we were particularly successful in these endeavors. We performed significant work for our clients; we were awarded many new contracts; and we increased revenue and profit substantially. The federal information technology (IT) services market remains robust, and SRA continues to increase its market share.

Revenue grew by 37% to about $616 million, including 25% organic growth and the remainder from an acquisition. Operating income increased by 47%. Net income grew by 31% to $38.9 million — not as rapidly as revenue because the prior fiscal year included significant non-operating gains. We won more than $1.3 billion in new awards and improved the total backlog of signed business orders by 34% to $2.1 billion.

In January 2004, we completed our third acquisition with the purchase of Orion Scientific Systems. Orion specializes in counterintelligence, counterterrorism, and law enforcement services and products; more than 95% of its revenue comes from the Department of Defense, intelligence agencies, and law enforcement community. This acquisition expands our capabilities, particularly in law enforcement. Equally important, Orion shares the values and culture of SRA.

This year we announced a number of executive management changes. William Brehm, Chairman of the Board of Directors since 1980, and Ted Legasey, our Executive Vice President and Chief Operating Officer, stepped down from their positions, but remain with SRA as members of the Board. We have benefited immensely from their many years of guidance, leadership, and knowledge; and we look forward to their continued contributions to SRA. Ernst Volgenau became Chairman of the Board while retaining the position of Chief Executive Officer. Renny DiPentima became President and Chief Operating Officer. Stephen Hughes continued as Chief Financial Officer and assumed the new position of Senior Vice President of Finance and Administration. Barry Landew, Senior Vice President for Corporate Development since 2002, continued in that position. And this year we welcomed two new members to our Board of Directors: Miles Gilburne, a successful business lawyer, investor, and former head of corporate development for America Online; and David Langstaff, former president and CEO of Veridian Corporation, a successful IT services company.



**Renato A. DiPentima**
**President and Chief Operating Officer**

## Creating Value for our Government Clients

We strive to create value for our clients by helping them achieve their missions through gains in productivity, streamlined operations, and enhanced service to citizens. Here are a few engagement highlights from fiscal year 2004:

- We built and now operate in an SRA facility the operations center for the Army National Guard voice, video, and data network that supports more than 30,000 users. This year we designed alternate facilities to provide backup operations for the network. Our consolidation of hardware and software maintenance agreements saved our client a substantial amount of money.
- SRA has worked with the Government Accountability Office (GAO) since 1998 to implement innovative approaches to network engineering, management, and administration. The IT infrastructure developed and operated by SRA serves GAO headquarters and 11 locations throughout the United States. *CIO Magazine* recognized GAO for resourceful IT practices that have helped preserve mission-critical capabilities while investing in new systems to improve efficiency.
- Since 1996, SRA has provided program management and other IT services for the Federal Parent Locator Service (FPLS), which is managed by the Department of Health and Human Services Office of Child Support Enforcement. Data in the FPLS repository are used by state and local agencies to locate parents who are delinquent in child support payments. In 2003, FPLS systems helped to collect more than $20 billion in child support payments and contributed to the Department of Education's collection of over $1.1 billion on defaulted education loans and grant overpayments. FPLS received a 2003 *e*Gov Pioneer Award recognizing streamlined operations and improved government service.
- We successfully designed, developed, and deployed a computer program for the Department of Homeland Security, Immigration and Customs Enforcement, that collects data from a variety of sources to locate illegal aliens and visitors who have violated U.S. laws. We helped build a system that includes analytical tools to assist investigators.
- SRA developed and manages the National Practitioner Data Bank and the Healthcare Integrity and Protection Data Bank for the Health Resources and Services Administration. These data collection systems protect patients by maintaining and reporting adverse actions taken against health care practitioners, providers, and suppliers. These programs were honored with a national award for electronic government innovation.
- Our GangNet® database system is now used by over 600 law enforcement agencies around the country to record and track gang members and other criminal organizations.

## New Business Highlights

This year we won the largest contract in our history. Under this contract, we are providing IT services to support the U.S. Agency for International Development. The performance-based task order contract provides a comprehensive approach to the acquisition, integration, life cycle management, and operation of the agency's IT resources. It has an estimated value of $328 million over six years if all options are exercised.

SRA is a key member of the Smart Border Alliance, a team led by Accenture LLP that will design and implement the United States Visitor and Immigrant Status Indicator Technology (US-VISIT) program for the Department of Homeland Security. US-VISIT will provide an integrated, automated system to track pre-entry, entry, status, and exit of visitors at the nation's more than 400 air, land, and sea ports of entry.

Other significant contract awards this year included:

- A contract with the Department of Defense, Military Surface Deployment and Distribution Command to develop a Web-based personal property system to integrate and automate all DoD processes that support the worldwide transfer of military service families.
- The Information Technology Support Services contract for the National Archives and Records Administration (NARA), an independent federal agency that oversees the management of all federal records. SRA provides enterprise-wide technology services to help NARA sustain and modernize its IT infrastructure and meet a growing demand for electronic records and online services.
- A contract to provide technical and program support services to the Defense Advanced Research Projects Agency Tactical Technology Office. SRA will assist in strategic planning and evaluating technologies developed by industry, universities, and military laboratories.
- A competitive contract by the National Institute of Allergy and Infectious Diseases, part of the National Institutes of Health, to develop a bioinformatics resource center. The Web database system will collect, store, and analyze data used by researchers to facilitate the study of biology for public health and defense from bioterrorism.
- A recompetition to develop and maintain an integrated system that will streamline the force management process, helping transform the Army into a highly modular mobile and versatile force. The system will support collaborative, secure development of the Army force structure from the desktop of each user around the world.

## Our People

There is no simple way to describe the importance of SRA people. Their consistently excellent work for clients is a tribute to our company. We try to maintain a culture that induces outstanding people to join and remain with SRA. Our company was selected for a fifth consecutive year by *FORTUNE*® magazine as one of the "100 Best Companies to Work For." SRA was the only publicly listed IT services company honored in this way, and we take pride in this distinction. Also this year, *Washingtonian* magazine recognized SRA as one of the "50 Great Places to Work" in the Washington, D.C. area. Both publications cited the distinctive SRA Nurse Advocacy Program in their selection.

This year our employees once again were key contributors to an aggressive recruiting campaign, referring 42% of more than 1,000 new hires. These referrals help us attract and retain IT professionals who have the skills, talent, and ethics to meet SRA standards. Many of our new hires hold security clearances, which is an important qualification for national security work. And we continue to make strategic hires — individuals having expert knowledge of our clients' business and needs.

SRA was founded on an ethic of Honesty and Service that has remained the cornerstone of our corporate culture for 26 years. Our dedicated employees, some of whom are pictured in this report, embody our commitment to these values. We strive to provide them with a challenging, exciting, and fulfilling environment.

As we enter fiscal year 2005, we will continue to try to make a difference to our clients, our employees, our stockholders, and our country. And we will continue our quest to be one of the best companies in the world.





**Ernst Volgenau**
**Chairman and CEO**





# Overview

SRA helps clients across the federal government understand, prepare for, and respond to challenges of national and global importance. We provide information technology (IT) services and solutions to organizations in three principal markets: national security (national defense and homeland security), civil government, and health care and public health. SRA offers a broad range of services that span the IT life cycle. These include:

**Strategic Consulting** – SRA helps clients formulate business and execution plans to significantly improve performance, cost effectiveness, and quality of service. We assess current operations, develop strategies and plans for improvement, and design enterprise architectures that capitalize on client investments in legacy systems while enabling them to make a seamless transition to modern technology environments.

**Systems Design, Development, and Integration** – Our services include project management, systems engineering, security engineering, network design, software development, database design and development, and test and evaluation. We develop system concepts, define requirements, design architectures, and integrate complex mission-critical systems. Based on individual client requirements, we may design custom-built systems, or integrate a variety of commercially available software applications, or both.

**Outsourcing and Operations Management** – SRA offers a wide range of outsourcing solutions to help our government clients improve performance and reduce the cost of operations. Based on the particular needs of our clients, we may oversee their technical infrastructures, manage their networks, or even operate their entire business processes. SRA also supports clients with operations management services, sometimes referred to as co-sourcing, if they are not yet ready to outsource all functions.

Our Engineering and Technology Group, a centralized organization with expertise in all the major technical disciplines, ensures that we have a deep pool of talent available to meet changing client needs.

## National Security

National priorities call for IT solutions that support sharing critical information, improving information security, and creating a consolidated technology infrastructure for defending our homeland. SRA is helping to fill those needs through its long-term relationships with the Department of Defense (DoD) and federal civilian agencies that play significant roles in our nation's security, and by providing solutions for the Department of Homeland Security (DHS) and the national and military intelligence communities. Our work includes designing and engineering command centers to enable secure, continuous communication in crisis situations and ongoing operations; providing a range of IT services including intelligence and investigative analysis, database development, and law enforcement research to DHS; and delivering network and security engineering and management services in support of the Army National Guard network.

## Federal Contracts

SRA holds a large portfolio of indefinite delivery, indefinite quantity (ID/IQ) task order contracts, blanket purchase agreements, and government-wide acquisition contracts. These flexible contracting arrangements enable SRA to expedite delivery of IT services and systems to clients across the federal government.

## Representative Clients

Department of Defense

Department of Health and Human Services

Department of Homeland Security

Department of Justice

Department of Transportation

Department of the Treasury

Environmental Protection Agency

Government Accountability Office

Intelligence Agencies

Library of Congress

National Archives and Records Administration

U.S. Agency for International Development



**Daniel Chenok**
*Vice President & Director, Policy and Management Strategies*



**John Luongo**
*Director, Technical Sales*



**Barb Davis**
*Manager, Contract Completions*

## U.S. AGENCY FOR INTERNATIONAL DEVELOPMENT



### IT Services

The U.S. Agency for International Development (USAID) is an independent federal agency that provides economic, development, and humanitarian assistance to nations throughout the world in support of U.S. foreign policy goals and through its 80 overseas missions. In FY04, SRA was awarded the Principal Resource for Information Management Enterprise-wide (PRIME 2.2) contract to provide a broad range of IT services to support the USAID technology infrastructure. The contract statement of objectives implements a comprehensive approach to the acquisition, integration, life cycle management, and operation of the Agency's IT resources. An option on the PRIME 2.2 contract supports the U.S. Department of State Enterprise Network Management function serving 260 diplomatic missions in 163 countries.

The SRA team is managing, modernizing, and maintaining the USAID IT program by providing technical management services; systems and network engineering; IT operations security; worldwide data and voice communications; software and application development; customer relationship management and other user services; and analysis and implementation of emerging technologies. These services will help USAID to develop and maintain a stable, secure, and reliable technology infrastructure that is responsive to the needs of users around the world. We also help to implement new procurement and finance and accounting systems to support the Agency's business needs.

- **July 8, 2003:** SRA Wins $25 Million Software Modernization Contract with U.S. Army
- **July 16, 2003:** U.S. Department of Defense Awards $41 Million Joint Tactical Radio System Contract to SRA
- **September 3, 2003:** GSA FEDSIM Awards $8.9 Million Contract to SRA to Develop New Information System for U.S. Copyright Office



**OUR BUSINESS: National Security**

Our clients include the Department of Defense, the intelligence agencies, the Department of Homeland Security, and other federal organizations with homeland security missions. SRA helps these clients meet their most important technical and strategic requirements.

# Defense Sector

Our work across U.S. military organizations over the past 26 years has given us an understanding of the total defense environment and an integrated perspective that encompasses defense missions, technology applications, and management approaches. We use this in-depth knowledge to help our clients develop joint solutions and avoid redundant programs. SRA currently supports the Office of the Secretary of Defense, the defense agencies, the Joint Chiefs of Staff organizations, the three military departments, the four military services, and the command structure.

SRA continues to manage and operate in an SRA facility the enterprise operations center for GuardNet XXI, a nationwide communications structure that serves as the communication channel for voice, video, and data between the Department of the Army and more than 30,000 Army National Guard users in the 50 states, the District of Columbia, and three U.S. territories. We provide comprehensive network support, management, maintenance, engineering, and security services. During the past year, SRA achieved 99.5 percent availability for GuardNet data and video services. We also enhanced network security through installation and management of firewalls, intrusion detection systems, and other information assurance solutions. The Army National Guard realized significant cost savings as a result of our analysis of network usage and subsequent modifications to optimize performance of GuardNet.



Since 2001, SRA has provided IT services to modernize and field systems that support Army soldiers at installations worldwide. Under a new contract awarded in FY04, SRA is converting the Army's existing installation support modules (ISMs) to Web-enabled systems. This will enhance user access; improve standardization; reduce costs; improve in- and out-processing procedures; and support transitioning soldiers from active duty to reserve status, retirement, or discharge.



The Department of Defense, Headquarters Air Mobility Command (AMC), uses command and control systems for global planning, scheduling, execution management, and monitoring of AMC forces during peacetime and wartime operations. SRA provides independent verification and validation software testing and engineering services for AMC's Modernized Global Decision Support System, used to manage airlift and tanker status and movement information around the world. SRA also supports other systems involved in aircraft flight and mobility mission planning.

SRA and its team of subcontractors provide the U.S. Marine Corps (USMC) Chief Information Officer and Director C4 with a range of support spanning the IT life cycle. Services include program management, enterprise IT architecture analysis and planning, enterprise IT governance, information assurance, knowledge management, and workforce development. For example, this year the team designed, developed, and implemented a portal for use by the Commandant of the Marine Corps enabling critical information sharing and collaboration among senior executives. The IT governance team is providing a framework and support for improved portfolio management and capital planning to help the client better understand enterprise management processes. Additionally, the workforce development vision and strategy we helped to design for the USMC's command, control, communications and computers and IT community establishes a transformational, decentralized foundation for training based on best practices and available technology yet tailored to the needs of the Marine Corps.

We serve as the prime contractor on an integral component of the Army's IT transformation program. Under a new contract awarded in FY04, SRA is partnering with the U.S. Army Network Enterprise Technology Command (NETCOM) to facilitate the operation and management of the enterprise infostructure — consisting of communications, information management, computers, enterprise applications, and network operations. The enter-



**Kakali Banerjee**
*Director, Software Development and Maintenance, U.S. Agency for International Development*



**James Christopher**
*Technical Director, Defense Business Solutions*


SRA
INTERNATIONAL, INC.

**Steve Lindblom**
*Army Account Manager*

prise systems management services we provide are helping NETCOM enhance system capabilities and achieve cost efficiencies by consolidating IT resources, centralizing network management, and developing service management goals.

SRA is working with DoD's Military Surface Deployment and Distribution Command to develop a single, Web-based personal property system to integrate and automate all DoD processes that support military service families' moves worldwide. The new system, part of the DoD "Families First" initiative, will streamline the personal property movement process and align with ongoing transportation reengineering and business improvement initiatives throughout DoD. SRA and its team of subcontractors provide project management, requirements analysis, systems integration, information assurance, database development, and integration of commercial off-the-shelf customer relationship management and supply chain management technologies.

## NATIONAL GUARD BUREAU



### Advanced IT Services

Under the AITS contract, SRA is the single systems integrator providing a broad range of IT services and solutions to the Reserve Component. The Army Reserve Component is composed of the Army National Guard and the U.S. Army Reserve; and the organization's critical mission requires systems that are reliable, secure, and responsive to users worldwide. The SRA team contributes overall program management; life cycle maintenance of the Reserve Component Automation System (RCAS), which links about 10,500 Guard and Reserve units at approximately 4,000 sites worldwide; and fielding and support of the Distributive Training Technology Project (DTTP). DTTP provides community-based distributive learning classrooms, increasing access to military training at the lowest possible cost. In FY04, we installed or upgraded 118 classrooms.

Other services we provide to support the continuous improvement of RCAS and DTTP include information assurance, systems engineering and integration, software and database development, integration of commercial off-the-shelf products, operations and maintenance, customer relationship management and other user services, and analysis and implementation of emerging technologies such as Active Directory and Exchange 2003.

- **September 10, 2003:** SRA Wins $47 Million Contract with National Archives and Records Administration to Provide Information Systems Outsourcing Support
- **September 30, 2003:** Centers for Medicare & Medicaid Services Awards $5 Million Contract to SRA to Modernize Medicare Managed Care Aggregate Plan Payment System
- **October 9, 2003:** SRA Announces Management Changes

# Command and Control, Communications and Intelligence (C3I) Sector



SRA is a key contributor to the significant C3I systems that support agencies and organizations of the Departments of Defense (DoD) and Homeland Security (DHS). Our work supports mission-critical information systems and applications for these clients by providing systems integration; program management; intelligence, surveillance, and reconnaissance; and other technical services. The acquisition of Orion Scientific Systems in FY04 strengthens our capabilities and expands our client base in national security.

Since 2002, SRA has played a central role in helping DHS's Information Analysis and Infrastructure Protection (IAIP) Directorate fulfill its mission of protecting the nation's physical and cyber infrastructures from attack and disruption. We use our national security and program management experience to support and develop IAIP plans, programs, and operations. SRA provides a broad range of services, including developing outreach, education, and awareness programs; coordinating national infrastructure security strategies; developing national-level program concepts of operations and standard operating procedures; and planning and facilitating meetings. For example, in FY04 SRA coordinated DHS input to the *National Response Plan*; drafted the National Cyber Security Division Concept of Operations; and provided support to the National Infrastructure Advisory Council and DHS-wide international outreach efforts.

The Defense Advanced Research Projects Agency (DARPA) is the central research and development organization for DoD. Under a new contract awarded in FY04, SRA assists DARPA's Tactical Technology Office in strategic planning and evaluating relevant technologies developed by industry, universities, and military laboratories. Our services also include business financial management, Web development and maintenance of internal and external Web sites, and archive management.

SRA has a long history of applying advanced technology to support clients within the intelligence community. We help our clients collect, analyze, and disseminate critical, time-sensitive information. Under a technology development agreement with In-Q-Tel, the independent non-profit venture capital group funded by the Central Intelligence Agency, SRA is enhancing the capabilities of our proprietary ORIONMagic® knowledge management system for government clients. A powerful and easy-to-use suite of tools, ORIONMagic gives users the ability to cull through gigabytes of information and store the most relevant pieces, enabling them to interpret and analyze complex information more efficiently.

Under a single-award, five-year indefinite delivery, indefinite quantity contract with the Air Force Research Laboratory at Wright Patterson Air Force Base, SRA will seek creative, innovative, and affordable exploratory and advanced developments to enhance the capabilities of operators and decision makers engaged in information warfare. Specific applications will include: Information Warfare Flights, the Air Force Information Operations Center, information warfare training, and predictive battlespace awareness tools to improve the situation awareness and decision making of the Joint Forces Air Component Commander and the staff of the Air Operations Center.

We continue to work with DoD to streamline and automate the U.S. export license application process. The electronic system developed by SRA facilitates data sharing and analysis among federal agencies involved in the export process, enabling them to make faster, better-informed decisions on license applications. SRA delivers program management services, systems requirements definition, systems and software design, systems development and fielding, security engineering, and overall technical integration. This year, SRA delivered the first iteration of the operational system. The program has been nominated for the 2004 DoD Chief Information Officer Award.



**Tanya Edwards**
*Deputy Project Manager,*
*Pentagon Renovation Program and Construction*



**Aaron Newman**
*Technical Director, Adroit C4ISR Center*

## U.S. DEPARTMENT OF DEFENSE



### Joint Tactical Radio System Joint Program Office

### Systems Engineering and Program Support Services

The incompatibility of radios within and across the military services and between U.S. Forces and Allied and Coalition partners has been a long-standing problem for DoD. The Joint Tactical Radio System (JTRS) is a family of software programmable radios that will provide U.S. commanders and warfighters with a single, integrated system. Led by the JTRS Joint Program Office (JPO), development of the new radio system and its technology will enable military personnel to program their radios and other communication devices to a common frequency, allowing them to share information in real time with joint forces. Operators will be able to send voice, data, and video through an integrated system, expediting transmissions, expanding data throughput, and improving situation awareness for troops in the field.

The SRA team is helping the JPO to execute its assigned mission with communications and software systems engineering, program support services, and full life cycle acquisition support for the oversight of JTRS development and fielding. The team plays a key role in updating and maintaining the JTRS software communications architecture; creating the JTRS JPO configuration management plan; operating the JPO's integrated product teams; providing acquisition management of the numerous JTRS waveform contracts; performing critical earned-value management system analysis of, and cost estimation support for, the entire JTRS program; and preparing required reports for the Department of the Army and DoD.

- **October 13, 2003:** Air Mobility Command Awards $30 Million Task Order to SRA to Provide Testing Services for Command and Control Programs
- **October 23, 2003:** SRA Recognized as "Great Place to Work" by *Washingtonian* Magazine
- **October 27, 2003:** U.S. Army Awards $7.5 Million Contract to SRA to Provide Enterprise Systems Management Services





SRA helps civil agencies across the federal government use the revolutionary impact of the Internet and other advanced technologies to improve information sharing, enhance productivity, and deliver better service to citizens. Our clients include the Departments of Treasury, Transportation, Labor, Justice, Commerce, Veterans Affairs, and Agriculture; the Environmental Protection Agency (EPA); the Small Business Administration (SBA); the Library of Congress; the National Archives and Records Administration; the Government Accountability Office (GAO); and health care organizations throughout the government.

# Civil Sector

We are developing a disaster credit management system for the SBA that will streamline functions associated with its disaster loan application process. The new Web-enabled, electronic loan application processing system will offer real-time online access to information and accelerate approval of disaster loans. SRA services include evaluation and recommendation of a commercial off-the-shelf (COTS) solution; systems integration and database engineering to implement the chosen solution; and integration of handheld wireless devices for use at disaster sites. The system will perform virtual loan processing no matter where a disaster occurs, saving the SBA time and money, as well as expediting service to disaster victims.

Since 1998, SRA has worked with GAO to implement innovative approaches to network engineering, management, and administration. Our 24x7 on-site services support an IT infrastructure for more than 3,800 users at GAO headquarters and 11 locations throughout the United States. In addition to maintaining and improving the local area and wide area network operation, we provide enterprise architecture, information assurance, and remote access services.

The Pension Benefit Guaranty Corporation (PBGC) is responsible for protecting the pensions of 44 million American workers and retirees in more than 31,000 private-sector defined benefit pension plans. In FY04, SRA helped PBGC launch two *e*Government systems called "My Pension Benefit Account" (My PBA) and "My Plan Administration Account" (My PAA). These online self-service centers can be accessed from PBGC's Web site (www.pbgc.gov). My PBA enables customers to conduct business transactions, such as opening new accounts, updating contact information, and conducting electronic direct deposit transactions. My PAA is a premium filing system that supplies an efficient and secure alternative (including e-payment) to the existing paper-based filing process. SRA performed a broad range of system development services including business case and strategy development, requirements and design, system programming, and testing and deployment of the *e*Government solutions.

The SRA team provides development, support, and training for the Department of Veterans Affairs' Office of Cyber and Information Security (OCIS) intranet portal. The OCIS portal is the new vehicle for OCIS to support its customers across services and with all of VA. The portal is the central repository for all OCIS documents, reporting, and project collaboration tools. SRA provides portal and knowledge management services for the development of custom applications and the OCIS information taxonomy. The SRA services bring together the Plumtree portal product and OCIS tasks and topics into a solution that provides information to users across the entire VA.

SRA furnishes a broad range of IT services to the Federal Aviation Administration (FAA). In FY04, we designed a new consolidated local area network, and performed independent verification and validation testing services to support an enterprise architecture effort. As a member of the BearingPoint team, SRA supports the implementation of the Department of Transportation's enterprise-wide human resources information system. The new system will replace the current labor-intensive, manual process with automated human resource management and payroll functions. This year we also won three new contracts to provide support services to FAA program offices.

Since 1995, SRA has worked with the Internal Revenue Service to provide operations, maintenance, and enhancement support for their current IT operational environment and for the overall modernization of their business systems and IT infrastructure. We deliver a wide range of services including network modernization and operations, enterprise systems management integration and implementation, program and process management, and enterprise and integrated architecture development. In FY04, SRA won a new contract to continue developing a fraud detection system that uses advanced data mining techniques to build models that are applied to electronic and paper tax returns to identify potential patterns of fraud.





**Jim Whittaker**
*Vice President & Director,*
*Citizen-Centric Government Services*

**Ahmed Abdurrezak**
*Technical Lead, U.S. Courts Program*

## NATIONAL ARCHIVES AND RECORDS ADMINISTRATION



### Information Systems Operations Support

In FY04, SRA was awarded the Information Technology Support Services contract by the National Archives and Records Administration (NARA), an independent federal agency that oversees the management of federal records. SRA provides enterprise-wide technology services to help NARA sustain and modernize its IT infrastructure and meet a growing demand for electronic records and online services.

The SRA team contributes program management; systems operation, maintenance, and security; network design, operation, and security; help desk and other user services; systems design, development, and integration; and analysis and implementation of emerging technologies. These network managed services will increase the performance and reliability of NARA's IT infrastructure, helping the Agency better meet its evolving mission to preserve the national experience. The team manages and maintains more than 150 servers, nearly 4,000 desktops, and a nationwide network that ties together NARA's users and offices, including the Presidential Libraries.

- **November 13, 2003:** SRA Wins $328 Million Contract to Provide Enterprise-Wide IT Services to U.S. Agency for International Development
- **December 31, 2003:** SRA Appoints Miles R. Gilburne to Board of Directors
- **January 5, 2004:** Daniel Chenok Joins SRA as Vice President and Director, Policy and Management Strategies

# Health Care and Public Health



SRA is helping federal health agencies disseminate information to an ever-expanding health care community, share information across multiple systems and facilities, monitor and evaluate the security of their information, and maximize the value of their IT resources. Our clients encompass both military organizations, such as the Military Health System, and civilian organizations, such as the Department of Health and Human Services (HHS), which includes the Health Resources and Services Administration, the Centers for Disease Control and Prevention, the National Institutes of Health (NIH), the Food and Drug Administration, and the Centers for Medicare & Medicaid Services.

SRA is playing an integral role in helping HHS consolidate IT resources and programs to gain efficiencies and improve services to citizens. We currently support six major initiatives for the Office of the Secretary, including development of an enterprise-wide intranet portal to improve HHS-wide knowledge sharing and collaboration among employees. Our upgrade of the existing HHS Web site (www.hhs.gov) with new enterprise-wide search technology, an e-mail response system, and a redesigned site structure has enabled citizens to find information and answers to their questions more quickly. The site was honored with a 2003 *e*Government Trailblazer award for innovation in electronic government.

We are also providing certification and accreditation and Federal Information Security Management Act (FISMA) support to the HHS Chief Information Officer and assist HHS in planning the implementation of an enterprise-wide e-mail system to consolidate the current operating division systems. As a member of the Digital Signature Trust team, we support the implementation of public-key infrastructure as part of the first department-wide use of an e-authentication program. This program will enable secure and trusted government-to-government transactions as well as government-to-business transactions between HHS employees and contractors. The network services we furnish as part of the INDUS team are helping HHS to develop a single, consolidated IT infrastructure for several small operating divisions.

SRA was one of 20 companies awarded a ten-year Defense Systems Integration, Design, Development, Operations and Maintenance Services (D/SIDDOMS) III contract to provide IT support for the Military Health System. Under this contract, the Department of Defense and the Department of Veterans Affairs will issue task orders in support of the IT needs of the vast defense health care community. D/SIDDOMS covers hundreds of systems, both battlefield and domestic, that store medical information for service members and their families. The contract covers maintaining and enhancing current systems, developing new systems, and networking for better information sharing.

We designed, engineered, and continue to operate and maintain the large nationwide Web-based systems of the National Practitioner Data Bank and Healthcare Integrity and Protection Data Bank under a total outsourcing arrangement. These data collection systems maintain and report on final adverse actions taken against health care practitioners, providers, and suppliers. We process over four million transactions each year for more than 16,000 registered entities nationwide. These programs were honored with a 2004 Excellence.gov award for demonstrating *e*Government innovation.

Since 1996, SRA has provided program management, IT oversight, and operations support for the Federal Parent Locator Service (FPLS), which is managed by HHS's Office of Child Support Enforcement. Data in the FPLS repository are used by state and local child support agencies to locate non-custodial parents who are delinquent in child support payments. The data are also used by authorized Federal agencies to assist in fraud prevention and the recoupment of erroneous payments. In 2003, FPLS systems helped to collect more than $20 billion in child support payments and contributed to the Department of Education's collection of over $1.14 billion on defaulted education loans and grant overpayments. FPLS received a 2003 *e*Gov Pioneer Award recognizing streamlined operations and improved government service.

SRA continues to provide comprehensive IT solutions to NIH, the world's leading medical research center, through our work on over 25 active projects. Our services include strategic consulting, network operations and management, and wireless applications, as well as IT solutions in life sciences such as genomics and proteomics. Clinical informatics and management systems we are developing enable researchers to obtain data quickly through a single system. We also develop bioinformatics tools to help NIH manage and analyze the vast amounts of genetic data made available by breakthroughs in these areas. The network management support we provide is helping NIH improve their systems interoperability and reduce IT service costs.



## Tim Cooke
*Vice President & Director, Health Systems*



## Catherine Campbell
*Bioinformatics Support Specialist*



## Barg Upender
*Software Architect*

# CENTERS FOR MEDICARE & MEDICAID SERVICES



## Medicare Managed Care Aggregate Plan Payment System

The Centers for Medicare & Medicaid Services (CMS), a federal agency within the Department of Health and Human Services, uses the Medicare Managed Care Aggregate Plan Payment System (MMCAPPS) to process and pay more than $3.5 billion in claims per month for more than 300 managed care organizations. The system calculates and authorizes payments for managed care organizations based on the health care services they provide to beneficiaries.

In FY04, CMS selected the SRA team to redesign and modernize the system to add additional functionality, such as the ability to manage receivables and make partial payments, provide more insightful management information, and improve payment decisions. Our services include requirements analysis, and systems design and engineering, with software development, systems testing, and training to be exercised as options. The modernized system will enable more flexible and efficient operations on behalf of these important Medicare beneficiaries.

- **January 5, 2004:** SRA Named to *FORTUNE*'s List of the "100 Best Companies to Work For" For the Fifth Consecutive Year
- **January 30, 2004:** SRA Completes Acquisition of Orion Scientific Systems
- **February 6, 2004:** SRA Appoints David H. Langstaff to Board of Directors


OZONE
FRIENDLY



# Environmental and Organizational Services

SRA delivers environmental strategies and solutions including management consulting and analytical services, policy analysis, alternative dispute resolution services, strategic human capital resources management, and IT solutions. For the Environmental Protection Agency (EPA) and other federal agencies with environmental missions, we assist with the long-term stewardship of land and the environment, ranging from site assessment to establishing reuse options. For state and local governments, we work on program initiatives that promote emergency planning and preparedness, economic and community redevelopment, voluntary cleanups, and other redevelopment initiatives.

We are a major support contractor for EPA's Superfund, Brownfields, ENERGY STAR, and emergency preparedness programs. SRA applies best practices in information management, Web services, regulatory and policy analysis, facilitation and training, and communication services to help EPA's Office of Brownfields Cleanup and Redevelopment effectively manage its award-winning program. The program's mission is to clean up contaminated properties and sustainably reuse them to create economic growth and more livable communities. In FY04, our work included developing the first comprehensive Brownfields Stakeholder Report, which highlighted the program's accomplishments, innovative approaches, and future challenges. We also designed and facilitated a series of environmental insurance workshops to help give federal and state officials a better understanding of how the private marketplace affects the cleanup and reuse of contaminated properties.

SRA continues to support the Agency's Superfund program, which helps to clean up the worst hazardous waste sites in the country. We provide multidisciplinary management, technical, process, and analytical services to support planning, implementation, and evaluation of the program. SRA develops applications for the Superfund Web site; helps the Agency process thousands of documents for public access and dissemination; provides guidance development; supports the redevelopment of Superfund sites; and conducts site data analysis.

In FY04, SRA continued to provide program management and technical support services to the EPA Office of Emergency Preparedness, Prevention and Response. As part of our support to the EPA Emergency Operations Center, SRA performed technical research and analysis during the ricin contamination in the U.S. Senate office building.

We help EPA's Climate Protection Partnerships Division (CPPD) manage the wealth of data it collects in the administration of innovative public/private partnerships with industry, including the ENERGY STAR program. An enterprise database developed by SRA stores critical information for all of the programs administered by CPPD and enables them to share data more efficiently. Information stored in the database is used to populate the ENERGY STAR and other CPPD public outreach Web sites, where citizens can access information on the activities and accomplishments of these programs. In addition, we developed and launched a portfolio manager application on the Web that supports ENERGY STAR participant companies in determining the energy consumption of commercial buildings in their portfolios.

SRA supports the EPA with strategic and program management and analysis and design of systems and networks under the Information Infrastructure and Architectural Support Contract (IIASC). This year through IIASC, SRA and our team of subcontractors performed over 40 projects. SRA assists the agency with enterprise architecture planning, information assurance, Web design, IT program management, research and development of IT systems design, and supercomputing planning. The Automated Security Self-Evaluation and Remediation Tracking (ASSERT) system we developed this year streamlines EPA's process for submitting security reports regarding IT system vulnerabilities and remediation schedules.

Under a new task order awarded by the Office of Personnel Management, SRA supports the implementation of the National Security Personnel System (NSPS), the Defense Department's new human resources system for civilian personnel. Our work includes a range of activities associated with communicating, launching, and evaluating the enterprise-wide personnel system: analysis, implementation planning, strategic human resource management, and outreach.





**Sheri Neely**
*Account Manager, Environmental and Organizational Programs*

**Peter Trick**
*Vice President & Director, Environmental and Organizational Services*

## ENVIRONMENTAL PROTECTION AGENCY



### Conflict Prevention and Resolution Services

Since 1999, SRA has supported the Environmental Protection Agency with facilitation, consensus building, case mediation and arbitration, and other alternative dispute resolution services to help resolve disputes ranging from community issues to national environmental policy conflicts to workplace disputes. In FY04, the EPA selected SRA to continue providing conflict prevention and resolution services to the EPA's Office of General Counsel. Under this new contract, SRA and its team of nationally recognized firms, independent consultants in environmental consensus building, and dispute resolution professionals deliver services nationwide to support EPA with innovative solutions.

- **February 11, 2004:** SRA Senior Vice President Jeffrey Westerhoff Named Federal 100 Winner by *Federal Computer Week*
- **February 11, 2004:** U.S. Environmental Protection Agency Awards $65 Million Conflict Prevention and Resolution Services Contract to SRA
- **April 12, 2004:** SRA Assists Pension Benefit Guaranty Corporation with Launch of *e*Government Premium Filing System

# Business Solutions

Our business solutions consist of repeatable tools, techniques, and methods that reflect specific competencies we have gained from considerable experience in these areas. These solutions focus on specific business requirements shared by many of our clients.

## Information Assurance and Critical Infrastructure Protection

Maintaining vigilance against threats to enterprise systems and the valuable information they carry is critical to every organization. SRA provides a comprehensive information assurance (IA) program that helps our clients to detect, counter, and respond to such threats, which include computer viruses, hackers, espionage, and natural disasters. Our capabilities include security engineering, vulnerability analysis, systems certification and accreditation, regulatory compliance, penetration testing, intrusion detection and response systems, backup and recovery planning, and security awareness training. Among our clients are the Departments of Defense, Homeland Security, Treasury, and Health and Human Services; the Government Accountability Office (GAO); and the EPA.

## Contingency and Disaster Response Planning

SRA offers a full range of services to help clients prepare for, respond to, and recover from national security emergencies and natural disaster situations. We support timely, organized recovery of operations that would be difficult to achieve without advance preparation. We work closely with our clients to assess site-specific threats, determine essential functions that cannot be interrupted, and define the activities to sustain operations. Our solutions include planning, training, simulated exercises, and automated support systems.

SRA designs and implements programs to train personnel for emergency activities. Our exercise support services include identifying specific objectives for each event, devising a plan to accomplish the objectives, developing scenarios and incidents intended to test the objectives, directing the drill or exercise, and evaluating it based on participants' comments and our own observations. For example, we assisted in developing continuity of operations plans for the Pension Benefit Guaranty Corporation — as well as 31 supplementary plans for each of its departments and divisions — and the Department of Agriculture Forest Service.

This year, SRA was selected by the U.S. Coast Guard to continue providing continuity of operations planning, training, and exercise support. To help the Coast Guard enhance its ability to respond to a catastrophic oil spill, we assisted in designing and developing an exercise involving federal, state, and local governments, as well as the government of Mexico. This exercise, the largest ever conducted by the Coast Guard, was held simultaneously in four U.S. locations and Mexico.

LIBRARY OF CONGRESS



### U.S. Copyright Office Information System Development

The U.S. Copyright Office, a part of the Library of Congress, creates and maintains the public record of copyright registrations and recorded documents, provides technical assistance and policy advice on copyright issues to Congress and Executive Branch agencies, offers information to the public, and obtains works for Library of Congress collections. The Copyright Office is reengineering all its major business processes to provide more of its services electronically; and in FY04 SRA was selected to design, develop, and implement the new system.

The SRA team integrates commercial off-the-shelf (COTS) products for a comprehensive customer relationship management (CRM) system. The new system will modernize the copyright process, reducing the time from months to days and enabling online registration; improve service to the citizen; track all submitted works; and provide electronic deposits to the Library's collections.

We are also assisting the Library of Congress in developing and implementing a comprehensive continuity of operations plan. For the Centers for Medicare & Medicaid Services (CMS), we are designing and conducting tabletop exercises and providing recommendations for revising their continuity of operations plan.

## Enterprise Architecture

The need for interoperability among the multitude of business and technology systems throughout the federal government has been reinforced by the increased and continued focus on national security. SRA uses enterprise architecture (EA) to help our clients unify their legacy computer systems and disparate networks. An EA is a blueprint to streamline and standardize an organization's business processes and computer systems with common hardware and software and to ensure that its components are able to communicate and more easily share and reuse data. For example, we are providing ongoing EA support for the IRS, GAO, EPA, and DoD's Missile Defense Agency as part of their modernization efforts. In FY04, SRA was awarded new contracts to provide EA support to the National Institutes of Health and the Department of Agriculture.

## Text and Data Mining

Managing and analyzing data across databases and infrastructures is a top priority for large organizations. SRA uses text and data mining technologies to enable clients in national security, civil government, and health care and public health to extract value from enormous amounts of electronic information. We apply sophisticated data and text mining algorithms and technologies to help clients with a wide range of goals to obtain the full benefit of their expertise, internally stored data, and online information.

Intelligence agencies, DoD, law enforcement agencies, large online content providers, and other information-intensive organizations use our NetOwl® text mining software tools to effectively collect, search, organize, and analyze unstructured text data. Our text mining software automatically analyzes text in English and other languages such as Arabic, French, Chinese, Farsi, and Spanish by applying advanced natural language understanding technologies. NetOwl's multilingual capability assists in analyzing large amounts of critical data and extracting high-value content that would otherwise not be accessible. Our clients also use our ORIONMagic® knowledge management software to cull through gigabytes of information, store the most relevant pieces, and analytically scour each piece.

SRA develops data mining and warehousing solutions to help our clients sort through large collections of structured data such as spreadsheets, databases, data marts, data warehouses, and e-mail. We store this data in an analytical data warehouse and apply patterns to it to identify predefined conditions. We also apply our data mining tools and techniques to discover meaningful new patterns of activity, trends, and correlations. SRA applies data mining in projects ranging from research to application development and analytical services. In FY04, we were awarded a new contract to continue to develop and refine a fraud detection system for the IRS. The system employs advanced data mining techniques to build models that are applied to electronic and paper tax returns to highlight potential patterns of refund fraud. In FY04, the system identified more fraud at a lower cost than previous labor-intensive solutions. With TriCenturion, LLC, a Program Safeguard contractor for the CMS, we are working to analyze Medicare claims and identify patterns of activity that may indicate fraud, waste, or abuse in more than 30 states.

We also apply data mining and warehousing techniques in detecting disease outbreaks, understanding flight safety data, assessing the risk from travelers leaving and entering the United States, evaluating large hospital chains, understanding the relationships between child support and enforcement actions, and identifying potential medical billing errors.

## Enterprise Systems Management

SRA helps clients successfully reduce the cost and complexity of managing disparate and geographically dispersed technical infrastructures. Our enterprise systems management (ESM) services include the full solution life cycle: requirements definition, design and architecture development, systems and network management, workflow and configuration management, performance measurement, and call center support. Our solutions provide our clients with long-term value by aligning IT management with business and mission processes and services.

We use a proven full life cycle methodology that features mature, repeatable processes that are flexible and scalable and can be customized to meet specific client needs. We apply best practices and deliver measurable return on investment by reducing integration time and project risk while delivering stable ongoing support. SRA has extensive experience with a wide range of commercial ESM software tools.



**Jean-Paul Boucher**
***Director, Wireless Integration Services***

Our ESM engagements include the IRS's agency-wide implementation of IBM's Tivoli ESM solution, and we now assist the IRS in its support of more than 110,000 users. In addition to the IRS, our ESM clients include GAO, the U.S. Army, the Department of Veterans Affairs, DoD's Missile Defense Agency, and the Department of Agriculture Forest Service.

## Wireless Integration Services

SRA uses wireless technology to help our clients meet their needs for portability, flexibility, higher employee and organizational productivity, and cost effectiveness. Our wireless integration services (WIS) offer clients the ability to expand their infrastructures to the wireless enterprise, enabling them to securely and reliably access information when and where they need it. These services include full life cycle consulting and security planning, enterprise deployment, enterprise integration, and application development.

We provide services that utilize all aspects of wireless technology to assist widely diverse client populations with varied missions in meeting their needs. For example, for the Department of Health and Human Services, we have designed, developed, and implemented one of the largest wireless deployments in the federal government — over 6,000 BlackBerry® devices that have enhanced the workflow and mission of the Department by enabling real-time data collection, analysis, and decision-making. SRA also uses radio-frequency identification (RFID) technology as an automatic, wireless method of collecting product, place, time, or transaction data. We integrate RFID technology to help DoD track military personnel, equipment, and cargo in real time worldwide.

## Network Operations and Management

SRA helps clients by providing network engineering solutions that enable them to obtain the greatest value from their existing knowledge and information assets while ensuring their future ability to quickly and efficiently transfer information. We also have expertise in selecting, integrating, and maintaining commercial off-the-shelf products and developing custom solutions for our clients' specific needs.

Our services include network design and migration; systems and database administration; proactive monitoring for network performance and availability; enterprise backup and recovery; and video and data network consolidation. For example, we support the Government Accountability Office's IT infrastructure with a broad range of enterprise-wide network engineering services. We also deliver network engineering and operations services for a state-of-the-art Network Operations Center (NOC) for the National Guard Bureau and for its GuardNet XXI telecommunications network. Other clients for whom we provide these services include Puget Sound Naval Shipyard and the National Institutes of Health.

- **April 14, 2004:** U.S. Transportation Command Awards $9.4 Million Contract to SRA
- **April 19, 2004:** SRA Announces Technology Development Deal with In-Q-Tel to Enhance ORIONMagic Capabilities for U.S. Government Customers
- **April 21, 2004:** SRA Wins $8.5 Million Contract to Provide Information Assurance Program Support to U.S. Department of the Treasury

# Orion Center for Homeland Security



In January 2004, SRA completed the acquisition of Orion Scientific Systems, a leading provider of counterintelligence, counterterrorism, and law enforcement services and products. With this acquisition, SRA adds new capabilities in law enforcement to the existing SRA portfolio and further strengthens our leadership position in national security.

As always, a fundamental factor in any acquisition that SRA considers is compatibility in corporate culture and values. Orion and SRA share common values based on a foundation of honesty and service and have compatible cultures based on creating value for clients and employees. Additionally, both companies emphasize work of national significance.

Orion was founded in 1989. Most of its business has come from the intelligence agencies, the Department of Defense (DoD), and the federal law enforcement community, focusing on analytical support, training, systems development, and proprietary knowledge management applications. Orion has been integrated into the SRA C3I Sector and now operates as the Orion Center for Homeland Security.

## FY04 Highlights

The Orion Center provides the Department of Homeland Security (DHS) with a range of IT services, including intelligence and investigative analysis, database development, and law enforcement research. For example, the intelligence support systems we design and develop for DHS's Bureau of Immigration and Customs Enforcement (ICE) provide federal law enforcement personnel with automation support that modernizes access to a wide variety of ICE databases and analytical tools through a single secure Web portal.

The interactive training materials we design and develop for the Drug Enforcement Administration use digitized videos and a dynamic graphics package to project real-world scenarios in the classroom. This training is delivered to law enforcement personnel throughout the United States.

We support our national security clients with systems development services to provide intelligence support for special operations planning. The systems we develop enable Web-based access with real-time notification capabilities to classified and commercial message traffic and database records.

The Orion Center also delivers a full range of program support to counterintelligence clients. These efforts range from defining threats to identifying foreign intelligence service attempts to gain access to critical program information to developing program protection strategies and security countermeasures. The intelligence and counterintelligence collection, analysis, and report production support we provide includes analysis of suspicious contact reports on classified technology and weapons systems. This work integrates analytic support tools and techniques, including our proprietary ORIONMagic knowledge management software.



STATE OF CALIFORNIA

## Cal/Gang®



For California and the rest of the country, violent gang-related crimes are a growing trend. Solving these cases is complicated by gang members' mobility and growing realm of influence. The California Department of Justice and law enforcement agencies within the state worked with the Orion Center to develop Cal/Gang — a browser-based investigative, analysis, and statistical resource for recording and tracking gang members and their activities. The database system enables information sharing on relationships between individuals involved in gangs, illicit groups, or other criminal organizations. Cal/Gang gives law enforcement officials a tool to identify individuals, vehicles, tattoos, and locations. It has reduced training time from two days to four hours, which saves taxpayers money and law enforcement officers time. The system is accessed by over 7,000 law enforcement officers in 58 counties, who can conduct statewide searches at a crime scene.

Known as GangNet outside of California, the solution is currently being used in 10 other states and in Canada and has aided in identifying, locating, and apprehending gang members engaged in a variety of crimes.



**Eric Zidenberg**
*Director, Public Safety, Orion Center for Homeland Security*



**Jim McClave**
*Vice President & Director, Orion Center for Homeland Security*

## SRA welcomes the 180 employees of Orion Scientific Systems

JOEL AHLQUIST • NALANI ALEXANDER • TERRY ANGEL • RON ANNAS • FRED ARON • HASHEM ATALLAH • MIRANDA BAHRAMI • JUSTIN BARTA • ANGELA BARTON • PHILIP BAYER KENNETH BLACK • DANIEL BLALOCK • DANIKA BLESSMAN • DAVID BOCSKOR • DIANA BOOKBINDER • ROBERT BOWMAN • GREGORY BOYD • MATTHEW BRAUN • JEREMY BROTHERS JANE BROWN • SHAWN BRUMBACK • CHRISTA BURCH • JOHN CARPENTER • KENNETH CHADWICK • THOMAS COLEMAN • CHAD CROWE • SCOTT CUNNEEN • MIKE D'ANDREA USHA DAVULURI • CLAUDIA DE LA GARZA • LINDA DEMPSEY • ROSEMARY DEW • ALPHONSE DOMINIQUE • JOHN DUNNE • RICHARD ENNIS • ROGER FABI • BENOIT FLIPPEN DANA FRAZIER • MICHAEL FREEMAN • LAWRENCE FREIE • TED FUJIMOTO • HEATHER FULMINES • THOMAS GATES • MARI GAVIN • STACY GERKO • CHARLES GILLILAND CATHERINE GOOCH • MALINDA GOODRICH • LARRY GOODWIN • JASON GRAMLING • FITZ-JOHN GREEN • JOHN GRIFFITHS • JOCELYN GRONER • JIM HAGGERTY • BRIAN HARSTAD STEPHEN HENDERSON • THOMAS HERBST • GISELA HERRERA • EDWARD HEYMAN • TANYA HILDENBRAND • LARRY HILLYER • KRISTY HOFKENS • JEFFERY HOLLAMON DAN HOLLISTER • SEAN HOSKINS • VIRGINIA HOWES • KATHRYN HUDSON • DOUGLAS HUSSEY • ARLETTE JOHNSTON • JAMES JONES • KEITH KAMINSKY • VALERIE KAMINSKY KIMBERLY KEYS • MILTON KINNEY • BOB KOSHY • STEPHEN KUENZLI • STEVE LATOURETTE • DANIELLE LEIBY • LENNY LEMER • MICHELLE LEVATINO • WILLIAM LEWIS LESLIE LLOYD • BRANDI LONG • SUSAN LORD • KYM LOWE • DAVID LUTZ • LISA MADDRY • JOYCELYNNE MAH • JONATHAN MARK • KIRK MARTIN • BARBARA MAXWELL JENNA MCALISTER • JIM MCCLAVE • BENJAMIN MCGRAW • NA'ETTA MCNAIR • BRIAN MCNULTY • LAURA MEDICI • JOSHUA MEHALL • PETER MEIXNER • RICHARD MICKLE KRISTEN MOCKLER • BRENDA MONTAGUE • JAMES MOORE • TOM MORAVANSKY • TODD MORRIS • WILLIAM MORRIS • PHU NGO • THANH NGUYEN • SEAN NORTH • PETE O'DONNELL SILVIA PALACIO • JEROME PARKER • MANUEL PATIO • DAN PAVAN • JOHN PEDERSEN • DANIEL PETERS • CJ PHILYAW • MELISSA PICI • DAVID POLLACK • MATTHEW PROSSER JOHN RAY • MICHAEL REID • CHERYL RENDA • MATTHEW REZVANI • BRYAN RHEEM • RAYMOND RIDEOUT • RICK RILEY • RICHARD RISDON • JAMES RYLANDER • MAHMOUD SAMIZAY MARILYN SANTMIRE • THOMAS SAYERS • RICHARD SCHAAD • STEVE SCHERER • JULIE SCHETTINO • KRISTOPHER SCHUDER • ANTHONY SCOTT • LISA SHAW • TORRANCE SHELTON DOUG SHERWOOD • GAIL SIEKMANN • MICHAEL SIMMONS • CHARLES SMITH • CHARLES SOWELL • NELSON SPESSARD • CHRISTOS STAMBOULIS • PAUL SUL • MICHAEL SWART KEVIN TASSI • KARMA TEMPLE • KENT THOMPSON • LILIAN TONG • ELIECER TORRES-PEREZ • RONALD TOSH • JOHN TOTH • RICK TUOZZO • RUPESH VADREV DEREK VANDERSCHROEFF • STEVE VAUGHAN • CHERI VEGA • TOM VERONI • MIKE WAGNER • GRACE WARD • ROBERT WARE • KATHRYN WENDT • JUDITH WHEELER • LARRY WHITE DOUGLAS WILSON • PAUL WILSON • SCOTT YOUNG • ERIC ZIDENBERG • BARBARA ZISELBERGER

- **April 27, 2004:** Jill Yacone Hopper Joins SRA as Vice President, Government Relations
- **June 8, 2004:** SRA Awarded $22.7 Million Contract with U.S. Department of Defense

# Research & Development



Our clients look to us to provide the most efficient, timely, and cost-effective solutions to their problems — solutions that often call for the use of new and emerging technologies. The SRA research and development (R&D) team works closely with our client-facing professionals to anticipate, identify, and develop innovative offerings that meet our clients' advanced technology needs and improve the way they do business.

For over 20 years, we have pursued both internally-funded R&D and government-funded R&D in technology areas such as data mining, natural language understanding, knowledge management, information assurance, and wireless applications. Our R&D investments center on our clients' current needs, as well as on creating leading-edge solutions for the future challenges they will face.

## Sensor Network Analytical Platform

The SRA Sensor Network Analytical Platform (SNAP) offers a portable, real-time environment for collecting, exploiting, and disseminating data from deployed networked sensors. Operation center and field personnel see a situation awareness display — an accurate, high-quality visual image of the location and movement of objects using high-resolution satellite and aerial imagery. SNAP uses multiple forms of wireless communication to collect sensor data, as well as a number of miniature sensors to detect sound and vehicle movement. The Defense Advanced Research Projects Agency used SNAP to provide situation awareness for its Grand Challenge Autonomous Vehicle Event (see project profile on next page).

## Analytical System to Address Homeland Security

Monitoring and correlating disparate pieces of information from multiple, disconnected sources, such as intelligence documents or law enforcement reports, is a major challenge in identifying and acting on potential threats. SRA developed a network-oriented analytical tool, called NetOwl InstaLink, which helps analysts make critical connections between information from different sources and in different languages. By exploring all possible data links, InstaLink enables interactive, intelligent search and discovery to find crucial networks.

## Foreign Language Processing

This year, SRA has significantly updated our NetOwl text mining tools to meet a growing need for analyzing foreign language texts. In addition to English, French, Spanish, and Arabic processing capabilities, the tools include Chinese and Farsi, the modern Iranian language. These tools have been licensed to federal government agencies, where their automated multilingual analytical capabilities help analysts and linguists as they work to enhance national security.

## Enterprise Data Exploitation

To help our clients get the greatest possible value from analytical tools, such as search engines and categorization, data and text mining, and visualization tools, SRA offers an enterprise data exploitation platform. The platform seamlessly integrates these tools into a unified interface that produces more efficient and effective data analysis. Our clients use the platform to develop timely analysis reports and to support risk information management.

## Bioinformatic Research Tools

To facilitate their research, biologists, geneticists, and other life scientists require cutting-edge technologies. We combine our in-depth knowledge of health care issues with our IT expertise to support our clients' needs in the rapidly evolving field of bioinformatics — the application of computer science and technology to address challenges in biology and medicine. Through several federally-funded research projects, SRA combines informatics with R&D solutions to address complex, computationally intensive data management challenges. We work with our clients, including the National Institutes of Health — the world's leading medical research center — to provide bioinformatics solutions that help revolutionize the way medical research is done.



**Jeff Ribel**
*Senior Information Engineer*



**Dmitry Zelenko**
*Senior Computer Scientist*



**Michelle McVey**
*Engineering Analyst*

## DEFENSE ADVANCED RESEARCH PROJECTS AGENCY


SRA SensorNet Analytical Platform

### Grand Challenge Autonomous Vehicle Event Support

In March 2004, the Defense Advanced Research Projects Agency (DARPA) sponsored a first-of-its-kind road challenge of unmanned robotic vehicles over a nearly 150-mile route from California to Nevada. DARPA's goal was to identify the technologies needed to build ground vehicles that can operate autonomously, keeping troops out of danger and saving lives.

SRA worked with the director's office at DARPA for over a year to help organize the event. Tasks included developing and validating the route; coordinating with local public safety, government, and third-party officials; developing training and procedures; implementing a large voice and data network; and developing the event Web site. DARPA selected the SRA Sensor Network Analytical Platform (SNAP) to provide overall situation awareness and decision support. SNAP ran in numerous operations centers and in each robot's control vehicle to provide real-time tracking and behind-the-scenes insight to event officials, law enforcement and medical personnel, and volunteers throughout the challenge.

# Summary Results of Consolidated Operations

This is a summary of our results of operations for the fiscal year ended June 30, 2004. To develop a full understanding of the results, please read the financial statements and notes included elsewhere in this report and our Form 10-K filed with the SEC.

Revenue increased by 37% to $615.8 million for the year. Backlog, or signed business orders, increased 34% from $1.6 billion to $2.1 billion at the end of the year. Operating income increased by 47% to $61.6 million for the year. The operating income margin for the year was 10.0%, up 70 basis points from 9.3% for fiscal year 2003. Quarterly operating margins followed our seasonal pattern during fiscal year 2004 and increased from 9.4% in the September quarter; to 9.8% in the December quarter; to 10.1% in the March quarter; to 10.5% in the June quarter.

Net income for the year increased by 31% from $29.7 million in fiscal year 2003 to $38.9 million. Net income for fiscal year 2003 included a $0.6 million after-tax gain on the sale of our equity investment in Mail2000 and a $2.8 million after-tax gain on the sale of our Assentor practice. Excluding the one-time gains, fiscal year 2003 net income was $26.2 million, implying 49% growth in net income during fiscal year 2004. Excluding the one-time gains, net income margin grew from 5.8% of revenue in fiscal year 2003 to 6.3%.

Diluted earnings per share increased by 14% from $1.25 in fiscal year 2003 to $1.42. The diluted weighted-average share count for the year increased 15%, from 23.7 million shares in fiscal year 2003 to 27.4 million shares, primarily as a result of the 2.5 million shares sold in our follow-on offering in June 2003. Excluding the one-time gains from fiscal year 2003 described above, diluted EPS increased by 29% during fiscal year 2004, even with the additional shares from the follow-on offering.

Cash flows from operations were $43.5 million for the year, or more than 1.1 times net income. We used $66.4 million of cash in investing activities, including $32.9 million to complete the purchase of Orion Scientific Systems ("Orion") and $22.8 million to purchase investments. Capital expenditures were $11.8 million, or 1.9% of revenue. Cash flows from financing activities were $8.0 million.

We continued to strengthen our balance sheet during the year. Cash and investments increased by $6.8 million to $166.2 million. Accounts receivable were $164.2 million at the end of the year. Days sales outstanding (DSO) for the year were 79 and for the June quarter were 74, an improvement of 4 days from the year-ago quarter. Goodwill totaled $62.7 million at year end, an increase of $26.6 million due to the Orion acquisition. At the end of fiscal year 2004, we had $461.9 million of assets, consisting primarily of cash and cash equivalents, short- and long-term investments, and accounts receivable. We had no bank debt and stockholders' equity was $339.3 million.

In January 2004, we purchased Orion, our third government services acquisition. Orion specializes in counterintelligence, counter-terrorism, and law enforcement services and products, and approximately 85% of its employees hold security clearances. We have consolidated Orion's operating results since the January 30, 2004 closing date.

# Consolidated Balance Sheets

As of June 30, 2003 and 2004 (In Thousands, Except Share and Per Share Amounts)

| | 2003 | 2004 |
|---|---|---|
| *ASSETS* | | |
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $158,264 | **$143,367** |
| Short-term investments | 433 | **9,076** |
| Accounts receivable, net | 119,224 | **164,162** |
| Prepaid expenses and other | 12,434 | **23,053** |
| Deferred income taxes, current | 5,980 | **4,442** |
| Total current assets | 296,335 | **344,100** |
| **PROPERTY AND EQUIPMENT, at cost:** | | |
| Leasehold improvements | 17,871 | **21,229** |
| Furniture, equipment, and software | 51,045 | **57,195** |
| Total property and equipment | 68,916 | **78,424** |
| Accumulated depreciation and amortization | (48,275) | **(54,926)** |
| Total property and equipment, net | 20,641 | **23,498** |
| **OTHER ASSETS:** | | |
| Goodwill | 36,171 | **62,747** |
| Identified intangibles, net | 6,120 | **13,168** |
| Investments | 653 | **13,719** |
| Deferred compensation trust | 3,483 | **4,661** |
| Deferred income taxes, noncurrent | 1,308 | **–** |
| Total other assets | 47,735 | **94,295** |
| Total assets | $364,711 | **$461,893** |
| *LIABILITIES AND STOCKHOLDERS' EQUITY* | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable and accrued expenses | $ 40,338 | **$ 66,230** |
| Accrued payroll and employee benefits | 30,993 | **39,798** |
| Billings in excess of revenue recognized | 4,949 | **8,276** |
| Current portion of long-term debt | 400 | **–** |
| Total current liabilities | 76,680 | **114,304** |
| **LONG-TERM LIABILITIES:** | | |
| Deferred income taxes, noncurrent | – | **1,612** |
| Other long-term liabilities | 5,016 | **6,709** |
| Total long-term liabilities | 5,016 | **8,321** |
| Total liabilities | 81,696 | **122,625** |
| **COMMITMENTS AND CONTINGENCIES** | | |
| **STOCKHOLDERS' EQUITY:** | | |
| Preferred stock, par value $0.20 per share; 5,000,000 shares authorized; none issued | – | **–** |
| Class A common stock, par value $0.004 per share; 180,000,000 shares authorized; 22,578,007 and 23,588,721 shares issued as of June 30, 2003 and 2004; 16,526,672 and 17,641,709 shares outstanding as of June 30, 2003 and 2004 | 93 | **97** |
| Class B common stock, par value $0.004 per share; 55,000,000 shares authorized; 10,452,753 and 10,187,205 shares issued as of June 30, 2003 and 2004; 8,511,577 and 8,246,029 shares outstanding as of June 30, 2003 and 2004 | 40 | **39** |
| Additional paid-in capital | 224,808 | **241,831** |
| Treasury stock, at cost | (47,057) | **(46,560)** |
| Deferred stock-based compensation | (509) | **(716)** |
| Retained earnings | 105,640 | **144,577** |
| Total stockholders' equity | 283,015 | **339,268** |
| Total liabilities and stockholders' equity | $364,711 | **$461,893** |

*The accompanying notes are an integral part of these consolidated financial statements.*

# Consolidated Statements of Operations

## For the Years Ended June 30, 2002, 2003, and 2004 (In Thousands, Except Share and Per Share Amounts)

| | 2002 | 2003 | 2004 |
|---|---|---|---|
| **Revenue** | $ 361,197 | $ 450,375 | **$ 615,802** |
| **Operating costs and expenses:** | | | |
| Cost of services | 258,863 | 316,672 | **442,771** |
| Selling, general and administrative | 76,143 | 82,753 | **100,919** |
| Depreciation and amortization | 7,684 | 8,962 | **10,511** |
| Total operating costs and expenses | 342,690 | 408,387 | **554,201** |
| **Operating income** | 18,507 | 41,988 | **61,601** |
| **Interest expense** | (433) | (111) | **(6)** |
| **Interest income** | 332 | 1,498 | **1,480** |
| **Gain on sale of equity method investment** | 373 | 1,031 | – |
| **Gain on sale of Assentor practice** | – | 4,685 | – |
| **Other income** | 1,775 | – | **153** |
| **Income before taxes** | 20,554 | 49,091 | **63,228** |
| **Provision for income taxes** | 9,277 | 19,431 | **24,291** |
| **Net income** | $ 11,277 | $ 29,660 | **$ 38,937** |
| **Earnings per share:** | | | |
| Basic | $ 0.77 | $ 1.39 | **$ 1.53** |
| Diluted | $ 0.66 | $ 1.25 | **$ 1.42** |
| **Weighted-average shares:** | | | |
| Basic | 14,630,512 | 21,345,155 | **25,504,489** |
| Diluted | 17,030,717 | 23,729,986 | **27,369,014** |

# Consolidated Statements of Changes in Stockholders' Equity

## For the Years Ended June 30, 2002, 2003, and 2004 (In Thousands, Except Share Amounts)

| | Class A Common Stock | | Class B Common Stock | | Additional Paid-In | Treasury Stock | | Notes Receivable from | Deferred Stock-Based | Retained | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | Capital | Shares | Amount | Stockholders | Compensation | Earnings | Total |
| **Balance, July 1, 2001** | 8,620,252 | $ 34 | 12,340,294 | $ 50 | $ 14,334 | (7,362,265) | $(36,009) | $– | $ – | $ 64,703 | $ 43,112 |
| Net income | – | – | – | – | – | – | – | – | – | 11,277 | 11,277 |
| Issuance of common stock, net of offering expenses | 7,842,009 | 33 | – | – | 99,906 | – | – | – | – | – | 99,939 |
| Reissuance of treasury stock | – | – | – | – | 7,016 | 535,348 | 2,995 | – | – | – | 10,011 |
| Purchase of treasury stock | – | – | – | – | – | (1,280,783) | (12,408) | – | – | – | (12,408) |
| Tax benefits of stock option exercises | – | – | – | – | 6,563 | – | – | – | – | – | 6,563 |
| Shares converted between classes | 1,216,407 | 7 | (1,216,407) | (7) | – | – | – | – | – | – | – |
| Issuance of notes receivable upon exercise of stock options | 16,629 | – | – | – | 91 | – | – | (91) | – | – | – |
| Repayments of notes receivable from stockholders | – | – | – | – | – | – | – | 13 | – | – | 13 |
| Compensatory stock options issued or modified | – | – | – | – | 1,657 | – | – | – | (843) | – | 814 |
| Amortization of deferred stock-based compensation | – | – | – | – | – | – | – | – | 123 | – | 123 |
| **Balance, June 30, 2002** | 17,695,297 | 74 | 11,123,887 | 43 | 129,567 | (8,107,700) | (45,422) | (78) | (720) | 75,980 | 159,444 |
| Net income | – | – | – | – | – | – | – | – | – | 29,660 | 29,660 |
| Issuance of common stock, net of offering expenses | 4,211,576 | 16 | – | – | 77,855 | – | – | – | – | – | 77,871 |
| Reissuance of treasury stock | – | – | – | – | 4,764 | 223,521 | 1,332 | – | – | – | 6,096 |
| Purchase of treasury stock | – | – | – | – | – | (108,332) | (2,967) | – | – | – | (2,967) |
| Tax benefits of stock option exercises | – | – | – | – | 12,622 | – | – | – | – | – | 12,622 |
| Shares converted between classes | 671,134 | 3 | (671,134) | (3) | – | – | – | – | – | – | – |
| Repayments of notes receivable from stockholders | – | – | – | – | – | – | – | 78 | – | – | 78 |
| Amortization of deferred stock-based compensation | – | – | – | – | – | – | – | – | 211 | – | 211 |
| **Balance, June 30, 2003** | 22,578,007 | 93 | 10,452,753 | 40 | 224,808 | (7,992,511) | (47,057) | – | (509) | 105,640 | 283,015 |
| Net income | – | – | – | – | – | – | – | – | – | 38,937 | 38,937 |
| Issuance of common stock | 745,166 | 3 | – | – | 5,456 | – | – | – | – | – | 5,459 |
| Reissuance of treasury stock | – | – | – | – | 3,992 | 108,765 | 642 | – | – | – | 4,634 |
| Purchase of treasury stock | – | – | – | – | – | (4,442) | (145) | – | – | – | (145) |
| Tax benefits of stock option exercises | – | – | – | – | 7,109 | – | – | – | – | – | 7,109 |
| Shares converted between classes | 265,548 | 1 | (265,548) | (1) | – | – | – | – | – | – | – |
| Issuance of restricted stock | – | – | – | – | 466 | – | – | – | (466) | – | – |
| Amortization of deferred stock-based compensation | – | – | – | – | – | – | – | – | 259 | – | 259 |
| **Balance, June 30, 2004** | **23,588,721** | **$ 97** | **10,187,205** | **$ 39** | **$241,831** | **(7,888,188)** | **$ (46,560)** | **$–** | **$(716)** | **$144,577** | **$339,268** |



*The accompanying notes are an integral part of these consolidated financial statements.*

# Consolidated Statements of Cash Flows

## For the Years Ended June 30, 2002, 2003, and 2004 (In Thousands)

| | 2002 | 2003 | **2004** |
|---|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | | |
| Net income | $ 11,277 | $ 29,660 | **$ 38,937** |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 7,866 | 9,042 | **10,511** |
| Stock-based compensation | 937 | 211 | **259** |
| Tax benefits of stock option exercises | 6,563 | 12,622 | **7,109** |
| Deferred income taxes | (25,074) | (785) | **1,982** |
| Gain on sale of equity method investment | (373) | (1,031) | **–** |
| Gain on sale of Assentor practice | – | (4,685) | **–** |
| Changes in assets and liabilities, net of the effect of acquisitions: | | | |
| Accounts receivable | 11,609 | (12,704) | **(39,051)** |
| Prepaid expenses and other | (2,539) | (3,609) | **(10,466)** |
| Accounts payable and accrued expenses | (6,312) | 8,796 | **23,573** |
| Accrued payroll and employee benefits | 3,259 | 5,147 | **7,164** |
| Billings in excess of revenue recognized | 2,122 | (1,695) | **3,152** |
| Other | (129) | 2,342 | **281** |
| Net cash provided by operating activities | 9,206 | 43,311 | **43,451** |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | | | |
| Capital expenditures | (5,577) | (9,596) | **(11,760)** |
| Purchases of investments | – | (8,353) | **(22,792)** |
| Proceeds from sales of investments | – | 7,270 | **1,083** |
| Proceeds from sale of equity method investment | 373 | 1,031 | **–** |
| Proceeds from sale of Assentor practice | – | 4,685 | **–** |
| Acquisition of The Marasco Newton Group, Ltd., net of cash acquired | (7,087) | (8,006) | **–** |
| Acquisition of Adroit Systems, Inc., net of cash acquired | – | (33,304) | **–** |
| Acquisition of Orion Scientific Systems, net of cash acquired | – | – | **(32,927)** |
| Net cash used in investing activities | (12,291) | (46,273) | **(66,396)** |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | | |
| Issuance of common stock, net of offering expenses | 99,952 | 77,950 | **5,459** |
| Reissuance of treasury stock | 10,011 | 1,696 | **3,134** |
| Purchase of treasury stock | (12,408) | (2,967) | **(145)** |
| Repayment of term loan | (1,600) | (1,600) | **(400)** |
| Repayment of equipment loans | (546) | – | **–** |
| Repayment of The Marasco Newton Group, Ltd. debt acquired | (5,195) | – | **–** |
| Repayment of Adroit Systems, Inc. debt acquired | – | (990) | **–** |
| Net cash provided by financing activities | 90,214 | 74,089 | **8,048** |
| **NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS** | 87,129 | 71,127 | **(14,897)** |
| Cash and cash equivalents, beginning of period | 8 | 87,137 | **158,264** |
| Cash and cash equivalents, end of period | $ 87,137 | $ 158,264 | **$ 143,367** |
| **SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:** | | | |
| Cash paid during the period – | | | |
| Interest | $ 524 | $ 131 | **$ 13** |
| Income taxes | $ 27,842 | $ 8,091 | **$ 11,249** |
| Cash received during the period – | | | |
| Interest | $ 263 | $ 1,317 | **$ 1,537** |
| Income taxes | $ 154 | $ 168 | **$ 767** |



*The accompanying notes are an integral part of these consolidated financial statements.*

# Notes to Consolidated Financial Statements

Years Ended June 30, 2002, 2003, and 2004

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

### *Principles of Consolidation*

The accompanying consolidated financial statements include the accounts of SRA International, Inc. (a Delaware corporation), and its wholly-owned subsidiaries (SRA or the Company). All significant intercompany transactions and balances have been eliminated. Investments in other companies in which the Company exerts significant influence but does not have a controlling interest are accounted for using the equity method of accounting.

### *Nature of Business*

SRA provides information technology services and solutions primarily to clients in national security, civil government, and health care and public health. Since SRA's founding in 1978, the Company has derived substantially all of its revenue from services provided to federal government clients. SRA expects that services provided to federal government clients will continue to account for substantially all of its revenue for the foreseeable future.

Revenue from contracts with federal government agencies was 96 percent, 99 percent, and 99 percent of total revenue for the years ended June 30, 2002, 2003, and 2004, respectively. The Internal Revenue Service, as a client group, accounted for approximately 10 percent of revenue for the year ended June 30, 2002. The National Guard, as a client group, accounted for approximately 13 percent of revenue for the year ended June 30, 2004. No other client or client group accounted for more than 10 percent of revenue in the periods presented herein.

### *Accounting Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and judgments in determining the reported amounts of assets, liabilities, revenue and expenses, as well as the disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to revenue recognition, doubtful accounts receivable, goodwill and other intangible assets, and other contingent liabilities. The Company bases its estimates on historical experience and various other factors that are deemed reasonable at the time the estimates are made. Actual results may differ from estimates under different assumptions or conditions. See the Revenue Recognition section of this Note and Notes 2, 3, 4, 8, 9, 10 and 15 for additional information on certain estimates included in the Company's consolidated financial statements.

### *Revenue Recognition*

*Contract Accounting*

The Company recognizes revenue when persuasive evidence of an arrangement exists, services have been rendered or goods delivered, the contract price is fixed or determinable, and collectibility is reasonably assured. SRA uses a standard management process to determine whether all required criteria for revenue recognition have been met. Absent evidence to the contrary, the Company recognizes revenue as follows. Revenue on cost-plus-fee contracts is recognized to the extent of costs actually incurred plus a proportionate amount of the fee earned. Fixed fees under cost-plus-fee contracts are considered earned in proportion to the allowable costs actually incurred in performance of the contract. Revenue on time-and-materials contracts is recognized based on the hours actually incurred at the negotiated contract billing rates, plus the cost of any allowable material costs and out-of-pocket expenses. Revenue on fixed-price contracts generally is recognized using the percentage-of-completion method of contract accounting. Unless it is determined as part of the Company's regular contract performance review that overall progress on a contract is not consistent with costs expended to date, SRA determines the percentage completed based on the percentage of costs incurred to date in relation to total estimated costs expected upon completion of the contract. Revenue on fixed-price contracts pursuant to which a client pays the Company a specified amount to provide only a particular service for a stated time period, or so-called fee-for-service arrangement, is recognized as amounts become billable, assuming all other criteria for revenue recognition are met. Performance-based fees, including award fees, under any contract type are considered earned when the Company can demonstrate satisfaction of performance goals, based upon historical experience, or has received contractual notification from a client that the fee has been earned. To the extent that a revised estimate affects contract profit or revenue previously recognized, the Company records the cumulative effect of the revision in the period in which the facts requiring the revision become known. The full amount of an anticipated loss on any type of contract is recognized in the period in which it becomes probable and can be reasonably estimated.

From time to time, the Company may proceed with work based on client direction prior to the completion and signing of formal contract documents. The Company has a formal review process for approving any such work. Revenue associated with such work is recognized only when it can be reliably estimated and realization is probable. The Company bases its estimates on previous experiences with the client, communications with the client regarding funding status, and its knowledge of available funding for the contract or program.

Disputes occasionally arise in the normal course of the Company's business due to events such as delays, changes in contract specifications, and questions of cost allowability or collectibility. Such matters, whether claims or unapproved change orders in the process of negotiation, are recorded at the lesser of their estimated net realizable value or actual costs incurred, and only when realization is probable and can be reliably estimated. Claims against the Company are recognized where a loss is considered probable and can be reasonably estimated in amount.

Unbilled accounts receivable are stated at the lower of actual cost incurred plus accrued profits or net estimated realizable value of incurred costs, reduced by billings to date. It is the Company's policy to provide reserves for the collectibility of accounts receivable when it is determined that it is probable that the Company will not collect all amounts due and the amount of the reserve requirements can be reasonably estimated.

Revenue for the years ended June 30, 2002, 2003, and 2004 was generated from the following contract types:

| | 2002 | 2003 | **2004** |
|---|---|---|---|
| Cost-plus-fee | 52% | 43% | **44%** |
| Time-and-materials | 31 | 37 | **38** |
| Fixed-price | 17 | 20 | **18** |

*Software Licensing and Related Activities*

The Company enters into arrangements, which may include the sale of licenses of the Company's proprietary software, consulting services and maintenance, or various combinations of each element. The Company recognizes revenue based on Statement of Position (SOP) 97-2, "Software Revenue Recognition," as amended, and modified by SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions." SOP 98-9 modified SOP 97-2 by requiring revenue to be recognized using the "residual method" if certain conditions are met. Revenue is recognized based on the residual method when an agreement has been signed by both parties, the fees are fixed or determinable, collection of the fees is probable, delivery of the product has occurred, and no other significant obligations remain. In the limited cases where return or refund rights have been offered, the Company defers all revenue recognition until the end of the return or refund period. Total software licensing and related activities revenue was $4,385,000, $1,468,000, and $2,318,000 for the years ended June 30, 2002, 2003, and 2004, respectively. Software licensing of the Company's proprietary software and related activities revenue was two percent or less of consolidated revenue for all periods presented.

### *Research and Development Costs*

Research and development costs are expensed as incurred. Total research and developments costs, which are included in selling, general, and administrative expenses, were $1,783,000, $1,454,000, and $1,708,000 for the years ended June 30, 2002, 2003, and 2004, respectively.

### *Internal-Use Computer Software*

The Company capitalizes costs incurred to license and implement software for internal-use in accordance with SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal-Use." Such costs are amortized over periods ranging from three to five years. Internal-use software costs capitalized were $604,000, $0, and $610,000 for the years ended June 30, 2002, 2003, and 2004, respectively.

### *Impairment of Long-Lived Assets*

Whenever events or changes in circumstances indicate that the carrying amount of long-lived assets, and other intangibles, may not be fully recoverable, the Company evaluates the probability that future undiscounted net cash flows, without interest charges, will be less than the carrying amount of the assets. If any impairment were indicated as a result of this review, the Company would recognize a loss based on the amount by which the carrying amount exceeds the estimated discounted future cash flows.

### *Income Taxes*

The Company utilizes the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities, less valuation allowances, if required. Enacted statutory tax rates are used to compute the tax consequences of these temporary differences. Historically, the Company's deferred income taxes have resulted primarily from differences in the timing of income and expense recognition because the Company used the accrual method of accounting for financial reporting and the cash method of accounting for income tax reporting. In February 2002, the Company adopted the accrual method of accounting for income tax reporting. See Note 9 for additional disclosure with respect to this change in accounting method for income tax reporting purposes.

### *Deferred Compensation Plan*

Certain employees of the Company are eligible to defer a specified percentage of their cash compensation by having it contributed to a nonqualified deferred compensation plan. Eligible employees may defer up to 25 percent of their annual base salary and up to 50 percent of annual performance bonuses. The Company funds its deferred compensation liabilities by making cash contributions to a Rabbi Trust at the time the salary or bonus being deferred would otherwise be payable to the employee. Gains or losses on amounts held in the Rabbi Trust are fully allocable to plan participants. As a result, there is no net impact on the Company's results of operations, and the liability to plan participants is fully funded at all times.

### *Cash and Cash Equivalents*

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

### *Investments in Debt Securities*

The Company considers all investments with maturity dates of one year or less that do not qualify as cash equivalents to be short-term investments. The Company does not purchase investments with maturity dates that exceed two years. The Company classifies all investments in debt securities as held-to-maturity and accounts for these investments at amortized cost.

### *Property and Equipment*

Property and equipment, including major additions or improvements thereto, are recorded at cost and depreciated over their estimated useful lives ranging from three to seven years using the straight-line method. Leasehold improvements are amortized over the lesser of the lease term or the asset's estimated useful life, but typically not exceeding seven years, using the straight-line method. Depreciation and amortization expense related to property and equipment, including capitalized internal-use computer software, was $7,545,000, $8,361,000, and $9,142,000 for the years ended June 30, 2002, 2003, and 2004, respectively.

### *Concentration of Credit Risk and Fair Value of Financial Instruments*

Financial instruments that potentially subject the Company to credit risk consist primarily of cash equivalents, investments, and accounts receivable. The Company believes that concentrations of credit risk with respect to cash equivalents and investments are limited due to the high credit quality of these investments. The Company's investment policy requires that investments be in direct obligations of the U.S. government, certain U.S. government sponsored entities, investments that are secured by direct or sponsored U.S. government obligations, or certain corporate or municipal debt obligations rated at least single-A or A-1/P-1, as applicable, by both Moody's Investor Service and Standard and Poors. The Company's policy does not allow investment in any equity securities or the obligations of any entity under review for possible downgrade by a major rating service to a debt rating below single-A. The Company believes that concentrations of credit risk with respect to accounts receivable are limited as they are primarily federal government receivables. At June 30, 2003 and 2004, the Company's carrying value of financial instruments approximated fair value.

### *Earnings Per Share*

Basic earnings per share (EPS) is computed by dividing reported net income by the weighted-average number of common shares outstanding. Diluted EPS considers the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. The difference between basic and diluted weighted-average common equivalent shares with respect to the Company's EPS calculation is due entirely to the

# Notes to Consolidated Financial Statements
(continued)

assumed exercise of stock options. The dilutive effect of stock options for each period reported is summarized below:

| | 2002 | 2003 | 2004 |
|---|---|---|---|
| Basic weighted-average common shares outstanding | 14,630,512 | 21,345,155 | **25,504,489** |
| Effect of potential exercise of stock options | 2,400,205 | 2,384,831 | **1,864,525** |
| Diluted weighted-average common shares outstanding | 17,030,717 | 23,729,986 | **27,369,014** |

Stock options that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have been antidilutive, were 92,000 for the year ended June 30, 2004.

Stock options granted to employees are accounted for using the intrinsic value method. Under this method, compensation cost is the excess, if any, of the fair value of the Company's stock at grant date or other measurement date over the amount an employee must pay to acquire the stock. Income tax benefits attributable to nonqualified stock options exercised are credited to additional paid-in capital.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions to stock-based employee compensation in each period presented (in thousands, except per share amounts).

| | 2002 | 2003 | 2004 |
|---|---|---|---|
| Net income, as reported | $11,277 | $29,660 | **$38,937** |
| Add: Stock-based employee compensation expense included in reported net income, net of related tax effects | 937 | 211 | **259** |
| Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects | (3,154) | (2,479) | **(3,554)** |
| Pro forma net income | $ 9,060 | $27,392 | **$35,642** |
| Earnings per share: | | | |
| Basic—as reported | $ 0.77 | $ 1.39 | **$ 1.53** |
| Basic—pro forma | $ 0.62 | $ 1.28 | **$ 1.40** |
| Diluted—as reported | $ 0.66 | $ 1.25 | **$ 1.42** |
| Diluted—pro forma | $ 0.53 | $ 1.15 | **$ 1.30** |

### *Recent Accounting Pronouncements*

In November 2002 and May 2003, the Financial Accounting Standards Board's Emerging Issues Task Force (EITF) finalized EITF Issue 00-21, "Revenue Arrangements with Multiple Deliverables." EITF 00-21 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. It also addresses how arrangement consideration should be measured and allocated to the separate units of accounting in an arrangement. EITF 00-21 does not apply to deliverables in arrangements to the extent the accounting for such deliverables is within the scope of other existing higher-level authoritative accounting literature. EITF 00-21 is effective for contracts entered into on or after July 1, 2003. The adoption of EITF 00-21 had no impact on the Company's financial position, results of operations, or cash flows.

In April 2003, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities," which clarifies and amends certain definitions and characteristics of derivative instruments contained in SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," and other existing pronouncements. This statement is effective for contracts entered into or modified on or after July 1, 2003. The adoption of SFAS No. 149 had no impact on the Company's financial position, results of operations, or cash flows.

In May 2003, the EITF reached a consensus on EITF Issue 01-08, "Determining Whether an Arrangement Contains a Lease." EITF 01-08 provides guidance on how to determine whether an arrangement between the Company and a client contains a lease that is within the scope of SFAS No. 13, "Accounting for Leases." The guidance in EITF 01-08 is based on whether the arrangement conveys to the client the right to use a specific asset. EITF 01-08 is effective for arrangements entered into or modified on or after July 1, 2003. The adoption of EITF 01-08 had no impact on the Company's financial position, results of operations, or cash flows.

### *Reclassifications*

Certain reclassifications have been made to prior-period balances to conform to the current-period presentation.

## 2. ACCOUNTS RECEIVABLE:

Accounts receivable, net as of June 30, 2003 and 2004 consisted of the following (in thousands):

| | 2003 | 2004 |
|---|---|---|
| Billed and billable, net of allowance of $1,378 and $1,425 as of June 30, 2003 and 2004, respectively | $110,073 | **$153,056** |
| Unbilled: | | |
| Retainages | 3,442 | **3,645** |
| Revenue recorded in excess of milestone billings on fixed price contracts | 5,917 | **7,407** |
| Revenue recorded in excess of contractual authorization, billable upon receipt of contractual amendments/documents | 1,967 | **1,915** |
| Allowance for contract disallowances | (2,175) | **(1,861)** |
| Total unbilled | 9,151 | **11,106** |
| Total | $119,224 | **$164,162** |

The billable receivables included in the billed and billable line item above represent primarily revenue earned in the final month of the reporting period that were billable as of the balance sheet date. These billable receivables are typically billed and collected within 90 days of the balance sheet date.

Consistent with industry practice, certain receivables related to long-term contracts and programs are classified as current, although a portion of these amounts is not expected to be realized within one year. Unbilled accounts receivable at June 30, 2004 are expected to be collected within one year except for approximately $2.5 million. This amount relates to a portion of retainages and will be billable upon the completion of certain contracts.

## 3. GOODWILL AND IDENTIFIED INTANGIBLES:

The components of goodwill and other intangible assets as of June 30, 2003 and 2004 are as follows (in thousands):

| | 2003 | 2004 |
|---|---|---|
| Goodwill | $36,171 | **$62,747** |
| Identified intangibles | 6,860 | **15,277** |
| Subtotal | 43,031 | **78,024** |
| Less: Accumulated amortization | (740) | **(2,109)** |
| Total | $42,291 | **$75,915** |

Goodwill must be reviewed annually for impairment. The Company performs this review at the beginning of each calendar year. The Company performed the annual goodwill impairment analysis as of January 1, 2004 and concluded that there was no impairment of goodwill. The identified intangibles as of June 30, 2004 were all assigned to contract rights. Aggregate amortization expense of identified intangibles was $601,000 for the year ended June 30, 2003 and $1,369,000 for the year ended June 30, 2004. Identified intangibles are being amortized on a straight-line basis over a period of 6 to 11 years.

Estimated amortization expense is as follows for the periods indicated (in thousands):

| Years ending June 30, | |
|---|---|
| 2005 | **$ 1,816** |
| 2006 | **1,816** |
| 2007 | **1,816** |
| 2008 | **1,816** |
| 2009 | **1,494** |
| Thereafter | **4,410** |
| Total | **$13,168** |

## 4. ACCOUNTS PAYABLE AND ACCRUED EXPENSES:

Accounts payable and accrued expenses as of June 30, 2003 and 2004 consisted of the following (in thousands):

| | 2003 | 2004 |
|---|---|---|
| Vendor obligations | $35,978 | **$61,690** |
| Current taxes payable and other | 4,360 | **4,540** |
| Total | $40,338 | **$66,230** |

## 5. DEBT:

The Company had a term loan that matured on July 1, 2003. The term loan interest rate was fixed at 6.89 percent and was payable in quarterly installments of $400,000.

The Company also maintained a revolving credit facility through February 29, 2004. The average revolving line of credit interest rate was 4.0 percent, 2.8 percent, and 2.2 percent on balances outstanding for the years ended June 30, 2002, 2003, and 2004, respectively. Total interest expense under the revolving credit facility and term loan was $433,000, $111,000, and $6,000 for the years ended June 30, 2002, 2003, and 2004, respectively. The maximum revolving line of credit balance was $24,759,000, $3,662,000, and $2,258,000 for the years ended June 30, 2002, 2003, and 2004, respectively. The average monthly revolving line of credit balance outstanding was $4,068,000, $52,000, and $50,000 for the months during which there was a balance outstanding for the years ended June 30, 2002, 2003, and 2004, respectively.

## 6. OTHER LONG-TERM LIABILITIES:

Other long-term liabilities as of June 30, 2003 and 2004, consisted of the following (in thousands):

| | 2003 | 2004 |
|---|---|---|
| Liability to deferred compensation plan participants | $3,483 | **$4,661** |
| Unearned rent abatements, net of current portion and other | 1,533 | **2,048** |
| Total | $5,016 | **$6,709** |

## 7. BENEFIT PLAN:

The Company maintains a defined contribution plan, the SRA International, Inc. 401(k) Savings Plan (the Plan). All regular and full-time employees are generally eligible to participate in the Plan. The board of directors of SRA may elect to make matching or other discretionary contributions to the Plan. The Company's matching contribution expense was $4,190,000, $3,703,000, and $5,985,000 for the years ended June 30, 2002, 2003, and 2004, respectively, including the value of the stock described in the next paragraph. The matching contribution expense for the year ended June 30, 2002, was approximately $1.0 million higher than expected because the value per share of the shares contributed by the Company to the Plan was higher on the contribution date than when the original per-share determination was made.

Plan participants may elect to receive all matching contributions in either cash or Company stock; otherwise 50 percent of the matching contributions are made in the form of cash and 50 percent in the form of Company stock. Matching contributions are earned by participants on the basis of their calendar year contributions to the Plan. The Company makes the matching contributions, including the transfer of class A common stock, each January for participant contributions made during the previous calendar year. The Company contributed 118,419, 62,616, and 72,553 shares of class A common stock to the Plan during the years ended June 30, 2002, 2003, and 2004, respectively.

## 8. STOCKHOLDERS' EQUITY AND STOCK OPTIONS:

### *Preferred Stock*

The Company is authorized to issue 5,000,000 shares of preferred stock, $0.20 par value per share, the terms and conditions of which are determined by the board of directors at each issuance. No preferred stock has been issued.

### *Common Stock*

Holders of class A common stock are entitled to dividends per share in an amount equal to dividends per share declared and paid on class B common stock. Holders of both classes of common stock vote as a single class, with each share of class A common stock having one vote per share and each share of class B common stock having ten votes per share. Holders of both classes of common stock would share ratably in the net assets of the Company upon its liquidation or dissolution.

### *Treasury Stock*

The Company has purchased common stock in each of the periods presented in the accompanying financial statements. The treasury stock transactions that occurred before the Company's May 2002 initial public offering, reflected

# Notes to Consolidated Financial Statements
(continued)

the Company's historical practice of purchasing up to a specified number of shares approved by the board of directors at the then fair market value. Prior to becoming publicly-traded, the Company retained an independent valuation firm to assist the board of directors in assessing the fair value of the stock. Only shares held by stockholders for more than six months were eligible to be purchased by the Company under this limited stock repurchase plan. The limited stock repurchase plan was discontinued when the Company became publicly-traded. Additionally, the Company historically purchased common stock from the SRA International Inc. 401(k) Savings Plan from terminated employees. This practice was discontinued in August 2003.

### *Private Placement of Stock*

In April 2002, the Company and several of its stockholders, including its executive officers, sold an aggregate of 2,117,645 shares of class A common stock for a per share price of $18.70 to four investment entities affiliated with a private investment group. Of these shares, 535,348 were sold by the Company and the remainder by the stockholders.

### *Public Offerings*

In June 2002, the Company completed its initial public offering, issuing 5,750,000 shares of class A common stock, all of which were issued and sold by the Company, at a price of $18.00 per share before expenses. Net proceeds to the Company were approximately $94.2 million, after deducting expenses related to the offering and the portion of the underwriting discount payable by the Company.

In June 2003, the Company completed a follow-on offering of 3,478,750 shares of class A common stock, of which 2,526,878 were issued and sold by the Company and 951,872 were sold by selling stockholders, at a price of $30.00 per share before expenses. Net proceeds to the Company were approximately $71.1 million, after deducting expenses related to the offering and the portion of the underwriting discount payable by the Company. The Company did not receive any proceeds from the sale of stock by selling stockholders.

### *Stock Options*

The Company maintained a key employee incentive plan that was approved by the Company's stockholders in November 1994. All options granted by the Company from November 1994 until January 2002 were granted under this 1994 plan. Following completion of the Company's initial public offering of stock, no additional options may be granted under this plan. Under the terms of the plan, options to purchase class A common stock or class B common stock were granted by the board of directors to key employees. The option price per share was determined by the board of directors and generally was no less than the fair value of the stock on the date of grant of the option. Prior to becoming publicly traded, the Company retained an independent valuation firm to assist the board of directors in assessing the fair value of the stock. Each option is exercisable within periods and in increments determined by the board of directors.

The Company recognized compensatory stock option expense on stock options issued below fair market value or upon modification of option terms of $937,000, $211,000, and $211,000 for the years ended June 30, 2002, 2003, and 2004, respectively. Deferred stock-based compensation related to the stock options issued below fair market value was $298,000 as of June 30, 2004 and will be expensed over the 17-month remaining vesting period of the related options.

In March 2002, the Company adopted the SRA International, Inc. 2002 Stock Incentive Plan. Upon adoption, up to 3,529,411 shares of class A common stock were reserved for issuance under the 2002 plan. Pursuant to the terms of the 2002 plan, the number of shares authorized for issuance automatically increases at the beginning of each fiscal year, beginning with the fiscal year ended June 30, 2004. On July 1, 2003 an additional 751,252 shares of class A common stock were reserved for issuance pursuant to the automatic increase feature of the 2002 plan. On July 1, 2004, an additional 776,812 shares of class A common stock were reserved for issuance pursuant to the automatic increase feature of the 2002 plan. The 2002 plan provides for the grant of incentive stock options, non-statutory stock options, restricted stock, and other stock-based awards. The 2002 plan is administered by the board of directors or the compensation committee of the board of directors, which shall determine the number of shares covered by options, the exercise price, the vesting period, and the duration of such option grants. The board of directors also has the authority under the 2002 plan to determine the number of shares of common stock subject to any restricted stock or other stock-based awards and the terms and conditions of such awards. The 2002 plan expires in March 2012.

The following table summarizes stock option activity for the years ended June 30, 2002, 2003, and 2004:

| | Number of Shares | Weighted-Average Exercise Price |
|---|---|---|
| Shares under option, July 1, 2001 | 6,882,951 | $4.59 |
| Options granted | 107,344 | 10.10 |
| Options exercised | (1,990,183) | 1.84 |
| Options cancelled and expired | (123,420) | 8.32 |
| Shares under option, June 30, 2002 | 4,876,692 | 5.76 |
| Options granted | 1,072,475 | 24.41 |
| Options exercised | (1,684,698) | 4.06 |
| Options cancelled and expired | (89,247) | 14.00 |
| Shares under option, June 30, 2003 | 4,175,222 | 11.06 |
| Options granted | 712,410 | 34.27 |
| Options exercised | (733,312) | 7.41 |
| Options cancelled and expired | (68,393) | 22.05 |
| Shares under option, June 30, 2004 | 4,085,927 | 15.58 |
| Options exercisable at June 30, 2004 | 2,435,409 | |
| Shares reserved for option awards at June 30, 2004 | 2,565,150 | |

Information with respect to stock options outstanding and stock options exercisable at June 30, 2004 was as follows:

| Range of Exercise Price | Options Outstanding | Weighted-Average Remaining Contractual Life | Weighted-Average Exercise Price |
|---|---|---|---|
| $0.40 – $0.59 | 386,220 | 2.7 years | $0.57 |
| $3.54 – $6.34 | 631,366 | 3.4 | 5.93 |
| $6.82 – $10.15 | 1,409,319 | 11.2 | 8.72 |
| $21.70 – $38.78 | 1,659,022 | 11.5 | 28.57 |

| Range of Exercise Price | Options Exercisable | Weighted-Average Remaining Contractual Life | Weighted-Average Exercise Price |
|---|---|---|---|
| $0.40 - $0.59 | 386,220 | 2.7 years | $0.57 |
| $3.54 - $6.34 | 631,366 | 3.4 | 5.93 |
| $6.82 - $10.15 | 1,228,973 | 11.0 | 8.68 |
| $21.70 - $24.80 | 188,850 | 13.1 | 24.68 |

The Company has 10-year and 15-year options. For disclosure purposes, the fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model. The following weighted-average assumptions were used for option grants during the years ended June 30, 2002, 2003, and 2004, respectively: dividend yield of 0 percent (as the Company has not paid dividends in the past); expected volatility of 44 percent, 47 percent, and 47 percent; expected average lives of 5 years for all periods presented (based on the Company's experience); and risk-free interest rates of 5.0 percent, 3.2 percent, and 3.2 percent. The weighted-average fair value of the stock options granted for the years ended June 30, 2002, 2003, and 2004, was $11.36, $11.11, and $15.26, respectively. Using the Black-Scholes model, the total value of the options granted for the years ended June 30, 2002, 2003, and 2004, was $1,219,000, $11,910,000, and $10,875,000, respectively.

### *Restricted Stock*

Shares of restricted stock are outstanding upon issuance and have voting rights. The shares are subject to forfeiture and to restrictions which limit the sale or transfer during the restriction period.

The Company recognized expense related to restricted stock grants of $48,000 for the year ended June 30, 2004. Deferred stock-based compensation related to the restricted stock was $418,000 as of June 30, 2004 and will be expensed over the 43-month remaining vesting period of the related restricted stock.

### *Stock Purchase Arrangement*

The Company maintains a term life insurance policy on its chief executive officer, and has in the past maintained such policies on other executives. Expenses recognized under these policies were $610,000, $150,000, and $53,000 for the years ended June 30, 2002, 2003, and 2004, respectively. In September 2002, certain insurance policies were amended to reduce the amount of insurance retained on the chief executive officer from $80 million to $10 million. An amended stock purchase agreement with the Company's chief executive officer requires the Company to maintain this $10 million of insurance through December 2010. In the event this policy ceases to be available before the end of 2010, the Company has agreed it will purchase and maintain new life insurance policies providing the maximum coverage for the remainder of that period that can be purchased with the same overall annual premiums of approximately $53,000. The Company is the sole beneficiary of this policy and is required to use any proceeds received from this policy to repurchase shares from the chief executive officer's estate upon his death.

## 9. INCOME TAXES:

The provision (benefit) for federal and state income taxes for the years ended June 30, 2002, 2003, and 2004, included the following (in thousands):

| | 2002 | 2003 | **2004** |
|---|---|---|---|
| Current provision: | | | |
| Federal | $29,071 | $15,362 | **$18,363** |
| State | 5,280 | 2,926 | **3,512** |
| Deferred (benefit) provision: | | | |
| Federal | (21,191) | 1,099 | **2,130** |
| State | (3,883) | 44 | **286** |
| Total income tax provision | $9,277 | $19,431 | **$24,291** |

The Company's effective income tax rate varied from the statutory federal income tax rate for the years ended June 30, 2002, 2003, and 2004 as follows:

| | 2002 | 2003 | **2004** |
|---|---|---|---|
| Statutory federal income tax rate | 35.0% | 35.0% | **35.0%** |
| State income taxes, net of federal income tax benefit | 3.9 | 3.9 | **3.9** |
| Stock-based compensation and 401(k) contribution expense | 2.7 | 0.2 | **0.1** |
| Municipal bond interest | 0.0 | (0.2) | **(0.4)** |
| Refunds and credits | — | (0.3) | **(0.5)** |
| Nondeductible expenses and other | 3.5 | 1.0 | **0.3** |
| Effective tax rate | 45.1% | 39.6% | **38.4%** |

The components of the net deferred tax asset as of June 30, 2003 and 2004 were as follows (in thousands):

| | 2003 | **2004** |
|---|---|---|
| Deferred tax assets: | | |
| Compensated absences and other accruals not yet deductible for tax purposes | $7,829 | **$9,573** |
| Financial statement depreciation in excess of tax depreciation | 2,622 | **1,944** |
| Deferred compensation | 1,598 | **1,849** |
| | 12,049 | **13,366** |
| Deferred tax liabilities: | | |
| Identified intangibles | (2,327) | **(5,122)** |
| Prepaid expenses | — | **(2,395)** |
| Unbilled contract revenue | (1,865) | **(2,388)** |
| Capitalized software | (533) | **(537)** |
| Other | (36) | **(94)** |
| | (4,761) | **(10,536)** |
| Net deferred tax asset | $7,288 | **$2,830** |

# Notes to Consolidated Financial Statements
(continued)

On February 28, 2002, the Company executed a Closing Agreement and Final Determination with the Internal Revenue Service (IRS) that settled all outstanding issues raised by the IRS with respect to an audit of the Company's June 30, 1996 tax return. The primary issue related to the Company's use of the cash receipts and disbursements method of accounting for income tax purposes. The IRS asserted that the Company did not qualify to use this method of accounting. While the Company disagreed with the IRS on this matter, in order to bring the matter to closure, SRA agreed to convert from the cash method to the accrual method effective July 1, 2000. As part of the settlement, the IRS accepted the Company's use of the cash method for tax returns filed through June 30, 2000. The effect of this change required that the Company pay deferred federal and state income taxes and interest accrued from September 24, 2001 to February 28, 2002 totaling approximately $22 million.

The Company had previously established an allowance of approximately $2.6 million relating to the estimated probable interest on the tax liability. The provision for this accrual was reflected in other expense in the statements of operations through June 30, 2001. Because this allowance exceeded the amount of the actual federal interest payments and the Company's estimated state interest payments, the Company reversed approximately $1.8 million of the allowance in the year ended June 30, 2002. During the year ended June 30, 2004, the Company made final payments to settle all remaining state tax liabilities with respect to this matter. As a result, the Company reversed the remaining $153,000 allowance balance. These reversals are reflected as other income in the statements of operations for the years ended June 30, 2002 and 2004.

## 10. COMMITMENTS AND CONTINGENCIES:

### *Government Contracting*

Payments to the Company on cost-plus-fee contracts are provisional and are subject to adjustment upon audit by the Defense Contract Audit Agency. Audits through June 30, 2002 have been completed. In the opinion of management, audit adjustments that may result from audits for periods after June 30, 2002 are not expected to have a material effect on the Company's financial position, results of operations, or cash flows.

Additionally, federal government contracts, by their terms, generally can be terminated at any time by the federal government, without cause, for the convenience of the federal government. If a federal government contract is so terminated, SRA would be entitled to receive compensation for the services provided and costs incurred through the time of termination, plus a negotiated amount of profit. Federal government contractors who fail to comply with applicable government procurement-related statutes and regulations may be subject to potential contract termination, suspension and debarment from contracting with the government, or other remedies. Management believes the Company has complied with all applicable procurement-related statutes and regulations.

### *Leases*

Net rent expense for the years ended June 30, 2002, 2003 and 2004 was as follows (in thousands):

| | 2002 | 2003 | **2004** |
|---|---|---|---|
| Office space | $11,759 | $14,278 | **$18,114** |
| Sublease income | (1,572) | (1,332) | **(964)** |
| Subtotal | 10,187 | 12,946 | **17,150** |
| Furniture and equipment | 634 | 707 | **628** |
| Total | $10,821 | $13,653 | **$17,778** |

Future minimum rental commitments under noncancellable operating leases, primarily for office space, are as follows (in thousands) as of June 30, 2004:

| | Rental Commitments | Sublease Income | Net Commitments |
|---|---|---|---|
| Year ending June 30, | | | |
| 2005 | $ 19,554 | $ 392 | $ 19,162 |
| 2006 | 18,125 | 300 | 17,825 |
| 2007 | 15,896 | 75 | 15,821 |
| 2008 | 13,703 | 77 | 13,626 |
| 2009 | 11,790 | 19 | 11,771 |
| Thereafter | 54,459 | — | 54,459 |
| Total minimum lease payments | $ 133,527 | $ 863 | $ 132,664 |

Leases for certain office space entitle the Company to rent abatements pursuant to its lease agreements. The rent abatements are amortized as reductions in rent expense over the term of the respective leases. Certain lease commitments will be subject to adjustment based on changes in the Consumer Price Index.

In July 2004, the Company entered into a new 10-year operating lease with a total minimum commitment of approximately $60.0 million.

### *Litigation*

The Company is involved in various legal proceedings concerning matters arising in the ordinary course of business. The Company currently believes that any ultimate liability arising out of these proceedings will not have a material adverse effect on the Company's financial position, results of operations, or cash flows.

## 11. GAIN ON SALE OF EQUITY METHOD INVESTMENT:

In February 2001, the Company recognized a pre-tax gain of $11,776,000 on the sale of its minority interest in Mail2000, Inc. The Company deferred recognition of contingent gains attributable to the portion of its sales proceeds that were deposited in escrow to cover certain contingencies. In the year ended June 30, 2002, an additional pre-tax gain of $373,000 was recognized when the Company received its portion of proceeds from the settlement of the first of two issues for which funds were escrowed. In the year ended June 30, 2003 additional pre-tax gains of $1,031,000 were recognized when the Company received its portion of proceeds from the remaining settlement of indemnification escrow agreements. As of June 30, 2003, all escrows related to the sale of Mail2000, Inc. were received.

## 12. GAIN ON SALE OF ASSENTOR PRACTICE:

In October 2002, the Company sold its Assentor practice for approximately $5 million, resulting in a pre-tax gain of $4,685,000. All proceeds due as a result of this sale were received in October 2002 upon closing.

## 13. RELATED PARTY TRANSACTIONS:

In May 2001, Mantas, which was previously one of the Company's service offerings, was contributed to a separate company, Mantas, Inc., which was formed with funding and other contributions received from unrelated third parties. The Company has maintained an equity interest in Mantas, Inc., a provider of services to the financial services industry, to address anti-money laundering and other data mining issues, since May 24, 2001 (Closing). The investment in Mantas, Inc. was accounted for under the equity method until September, 2003, at which time the Company's investment interest was diluted from 29% to 15%. Under the equity method, the Company was required to recognize its proportionate interest in Mantas, Inc.'s losses to the extent the Company had a cost basis in the investment. The Company did not have a cost basis in Mantas, Inc., as the Company did not previously capitalize its internal investments in the Mantas service offerings. Accordingly, the Company did not recognize any portion of Mantas, Inc.'s losses through September, 2003, and now accounts for its investment on a cost basis. This change from equity method to cost basis had no impact on the Company's financial position, results of operations or cash flows.

For the periods presented, Mantas, Inc. has utilized certain services provided by the Company, for which Mantas, Inc. reimbursed the Company for such services. Mantas, Inc. leased space from the Company and received other support services related to its occupancy. Sublease income and amounts due for other support services provided were approximately $1.6 million from Closing through June 30, 2002, $891,000 for the year ended June 30, 2003, and $707,000 for the year ended June 30, 2004. The Company also allowed Mantas, Inc. to obtain certain travel and insurance-related services utilizing the Company's existing relationships with vendors. The total of such services received by Mantas, Inc. was approximately $1.4 million from Closing through June 30, 2002, $1.5 million for the year ended June 30, 2003, and $2.5 million for the year ended June 30, 2004. Additionally, the Company provided labor services when requested by Mantas, Inc. to support its administrative and client support activities. Approximately $875,000 of such labor services were provided from Closing through June 30, 2002, $295,000 for the year ended June 30, 2003, and $368,000 for the year ended June 30, 2004. At June 30, 2003 and June 30, 2004, amounts due from Mantas, Inc. for all services utilized were approximately $221,000 and $199,000, respectively, which amounts were subsequently paid by Mantas, Inc. to the Company.

## 14. SEGMENT REPORTING:

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. SRA currently reports one operating segment for financial reporting purposes, the Consulting & System Integration business, or C&SI. The C&SI segment represents the Company's core business and includes high-end consulting services and information technology solutions primarily for federal government clients. Since October 2002, the C&SI segment has represented all of the Company's ongoing operations.

Prior to October 2002, SRA reported an Emerging Technologies (ET) segment. The ET segment historically performed advanced technology research and development, sought commercial applications for this research and development, and managed and maintained the Company's proprietary software product offerings. As of June 30, 2002, substantially all ET segment activities had ceased. As of July 1, 2002, the only remaining activity in the ET segment was the Assentor practice. In October 2002, the Company sold its Assentor practice. The Company only tracked accounts receivable and goodwill by segment. No other assets were specifically assigned to a segment.

**Reportable Segments (in thousands)**

| Year Ended June 30, 2002 | C&SI | ET | Total |
|---|---|---|---|
| Revenue | $356,246 | $4,951 | $361,197 |
| Depreciation and amortization | 7,371 | 495 | 7,866 |
| Operating income (loss) | 24,665 | (6,158) | 18,507 |
| Accounts receivable, net at June 30, 2002 | 94,563 | 1,299 | 95,862 |
| Goodwill | 2,957 | — | 2,957 |

| Year Ended June 30, 2003 | C&SI | ET | Total |
|---|---|---|---|
| Revenue | $449,298 | $1,077 | $450,375 |
| Depreciation and amortization | 8,969 | 73 | 9,042 |
| Operating income (loss) | 42,034 | (46) | 41,988 |
| Accounts receivable, net at June 30, 2003 | 119,224 | — | 119,224 |
| Goodwill | 36,171 | — | 36,171 |

| Year Ended June 30, 2004 | C&SI | ET | Total |
|---|---|---|---|
| Revenue | $615,802 | $ — | $615,802 |
| Depreciation and amortization | 10,511 | — | 10,511 |
| Operating income | 61,601 | — | 61,601 |
| Accounts receivable, net at June 30, 2004 | 164,162 | — | 164,162 |
| Goodwill | 62,747 | — | 62,747 |

# Notes to Consolidated Financial Statements
(continued)

## 15. ACQUISITIONS:

### *Marasco Newton Group, Ltd.*

In January 2002, the Company acquired, by merger, all of the outstanding stock of The Marasco Newton Group, Ltd. (MNG), a privately-held company providing information technology, management, and environmental policy solutions primarily to federal government agencies. Initial payments of approximately $7.2 million were made to acquire MNG. The results of MNG have been included in these consolidated financial statements from the January 4, 2002 date of the acquisition. Approximately $2.2 million of the initial payments were allocated to identified intangibles and approximately $3.0 million to goodwill. In connection with the acquisition, the Company assumed and subsequently repaid debt of approximately $5.2 million. In December 2002, the Company made earn-out payments of $8.7 million to the former stockholders of MNG representing all of the previously contingent purchase price. This additional purchase price was assigned to goodwill.

### *Adroit Systems, Inc.*

In January 2003, the Company acquired, by merger, all of the outstanding stock of Adroit Systems, Inc. (Adroit), a privately-held company specializing in national security, particularly providing services in the area of command and control, communications, computers, intelligence, surveillance, and reconnaissance to U.S. intelligence and defense organizations. The results of Adroit have been included in these consolidated financial statements from the January 31, 2003 date of the acquisition. The net purchase price consisted of initial payments to Adroit stockholders of approximately $33.3 million, with another $5.0 million deposited in escrow to secure indemnification obligations of the former stockholders of Adroit. In connection with the acquisition, the Company assumed and subsequently repaid debt of approximately $1.0 million. In addition, Adroit executives used $4.4 million of the net purchase price proceeds to buy an aggregate of 160,905 shares of SRA International, Inc. class A common stock at a price equal to the average closing stock price on the twenty trading days preceding the closing date.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed, including acquisition expenses, at the date of acquisition (in thousands).

| | |
|---|---|
| Current assets | $13,695 |
| Property and equipment, net | 1,180 |
| Goodwill | 24,516 |
| Identified intangibles | 4,629 |
| Total assets acquired | 44,020 |
| Current liabilities | (3,326) |
| Other liabilities | (2,331) |
| Total liabilities assumed | (5,657) |
| Net assets acquired | $38,363 |

The identified intangibles of $4.6 million were assigned to contract rights and are being amortized on a straight-line basis over a period of six years.

The following unaudited pro forma information presents consolidated information as if the acquisition of Adroit had occurred on July 1, 2001. The pro forma information is provided based on historical data that does not necessarily reflect the actual results that would have occurred, nor is it necessarily indicative of the future results of operations of the combined entity (in thousands, except per share amounts).

| | Pro Forma | |
|---|---|---|
| | 2002 | 2003 |
| Revenue | $400,006 | $478,727 |
| Net income | 11,626 | 31,012 |
| Basic earnings per share | 0.79 | 1.45 |
| Diluted earnings per share | 0.68 | 1.30 |

### *Orion Scientific Systems*

In January 2004, the Company completed its acquisition of Orion Scientific Systems (Orion), a privately-held company focused on national security and homeland defense. Orion provides analytical support, training, system development, and proprietary knowledge management applications to its customers in the intelligence agencies, Department of Defense, and law enforcement community. The Company acquired Orion for approximately $34.5 million net of acquisition costs, consisting of approximately $33.0 million of cash on hand and $1.5 million of class A common stock. Approximately $8.4 million of the purchase price was allocated to identified intangibles and approximately $26.6 million to goodwill. Pursuant to the requirements of SFAS No. 141 "Business Combinations," the effect of the acquisition did not meet the criteria of a material and significant acquisition, and therefore, pro forma disclosures are not presented in these consolidated financial statements.

## 16. QUARTERLY FINANCIAL DATA (UNAUDITED) (in thousands, except per share amounts):

| | Revenue | Operating Income | Income Before Taxes | Net Income | Earnings Per Share (a) Basic | Diluted |
|---|---|---|---|---|---|---|
| **Year Ended June 30, 2003** | | | | | | |
| 1st Quarter | $101,538 | $7,067 | $8,486 | $5,007 | $0.24 | $0.21 |
| 2nd Quarter | 105,311 | 9,917 | 15,024 | 9,005 | 0.43 | 0.38 |
| 3rd Quarter | 116,405 | 11,511 | 11,796 | 7,170 | 0.33 | 0.30 |
| 4th Quarter | 127,121 | 13,494 | 13,786 | 8,478 | 0.38 | 0.35 |
| **Year Ended June 30, 2004** | | | | | | |
| 1st Quarter | $131,978 | $12,445 | $12,838 | $7,831 | $0.31 | $0.29 |
| 2nd Quarter | 143,002 | 14,020 | 14,594 | 9,034 | 0.36 | 0.33 |
| 3rd Quarter | 159,962 | 16,188 | 16,579 | 10,196 | 0.40 | 0.37 |
| 4th Quarter | 180,860 | 18,948 | 19,217 | 11,876 | 0.46 | 0.43 |

(a) The sum of earnings per share for the four quarters in the year ended June 30, 2003 differs from the annual earnings per share due to the required method of computing the weighted-average number of shares in the interim period.

# Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of SRA International, Inc.:

We have audited the accompanying consolidated balance sheets of SRA International, Inc. and Subsidiaries (the "Company") as of June 30, 2003 and 2004, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended June 30, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of SRA International, Inc. and Subsidiaries as of June 30, 2003 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

McLean, Virginia
August 20, 2004

# SRA Employees



(Top row, left to right) Melisa Epes, Test Manager, USXPORTS; Bill Carden, Deputy Program Manager, National Guard Bureau AITS Program. (Center) Eleni Pecjak, Director, Infrastructure Applications. (Bottom row, left to right) Gary Watts, Financial Analyst; Cina Nguyen, Operations Manager, Talent Acquisition and Development.

**1978** • ERNST VOLGENAU • TED LEGASEY • WILLIAM BREHM • **1979** • BOB DAY • STUART RUBENS • **1980** • ANDY COHEN • SHERMAN GREENSTEIN • BARRY LANDEW • DIANE PULLIAM • **1981** • GAYNELL FRITZ • STEVE HUGHES • **1982** • MATTHEW BLACK SHURMAN BRYANT • JON HERTZOG • DICK HUNTER • KEMP PRUGH • JUDY SAKOWITZ • RICHARD SHULLAW • **1983** • SUE AUSTIN • BILL CRENNAN • MIKE DUFFY • HELEN HORNER • ALAN JONES • SHERRIE JONES • THIA KIM • DAVID KRIEGMAN DICK WELCH • **1984** • GENE CARTIER • STUART DAVIS • DAVID GARFIELD • BOB HANNAH • MARK LEAMAN • STAN LUCAS • JOAN OSBORNE • GARY SCHWEIGERT • JAY SHARP • ANITA STOLAROW • **1985** • ANN ROWLEY • BARBARA SADA • LISA THAMASETT **1986** • WAYNE BLACKBURN • HATTE BLEJER • BOB BORAH • MONICA CLEARY • BERNIE COHEN • MARJORIE DAVIS • FRANK DOWLING • KEVIN GRAVES • CONNIE HAITH • RICHARD HORNER • TOM HUTTON • STUART KOPPERMAN • MARVIN LERFALD TYRON MEADOWS • CARLA MOSMAN • PHILIP OBER • LAWLEY PAISLEY-JONES • MARIANN REDDY • DONALD ROSE • JOAN VAN STEYN • JOHN VICKERS • WANDA WELLS-HINES • **1987** • JIM BADGER • MARGARET BARTON • JAN BATTEN • ALICE CANERDAY ELIZABETH CASE • ALFREDA CLARK • DAVE CONETSCO • VICTORIA ENGEL-YAMANE • SONYA FULLER • VICKI HOLIDAY • JIM JONES • RICHARD LABASH • JIM MCCOY • BOB MCLAUGHLIN • KERRI KOSS MOREHART • ROB MORRIS • ELLEN MOYER CHARLIE PAYNE • JIM RODGERS • SEYMOUR SAMUELS • MIKE SIMMONS • JAN SOMMERS • JEFF SPURLIN • JOHN STRAIN • JEFFREY WESTERHOFF • JIM WOLFE • **1988** • DELILAH BINES • DONNA BOUTTÉ SMITH • THERESA BROWN • ROB BURCIAGA TOM CANAVAN • JILL CARTER • BILL CODY • ANDY COSTA • LUCINDA COX • KAY CURLING • ANN DENISON • MICHAEL FOX • JIM HOLLAND • LISA HOPPER • JIM HOPSON • LETETIA JOHNSON • JAMES KASIK • DONNA LINDSAY • DICK LOWE • SHIRL MACK MARTI MORANO • ALAN PAIGE • CHUCK PERRY • JEAN PRICE • PAUL RIZZO • BILL SCHERER, SR. • GEORGE SILVAS • KATHY SIMMONS • WEKLEN YEE • **1989** • BEN LAM • JOHN MALONEY • ANGIE MCNEILL • ELISE OPPENHEIMER • ANGIE POORE SEBASTIAN REYES • ROBERT RUE • SANDY SHINN • JAY SIEGEL • MIJ STRANGE • BRIAN THACKER • **1990** • BOBBY CLEARY • ANNE DONOHUE • KEVIN FAGAN • ELAINE HOLLY • JOHN KELLER • DANIEL LEIGHTON • BOB MOORE • BRUCE MULFORD CHARLES OLAH • ROBERT PUGH • STEVE RATHERT • JOYCE REEVES • SANDRA ROGERS • DEBORAH SHIRLEY • MARSHA WESTON • **1991** • YOVONDA ALEXANDER • CHINATSU AONE • EMMA ARTINIAN • CLAIRE AVERY • LYNDA BADGER • AL BORNMANN TOM BREIDENBACH • JAMES COE • MARK COONEY • VINNIE DEVITO • ALIX EVANS • BOB EVARTS • RICHARD FRETTE • AMBER HARRIMAN • JIM HELBERG • ROBERT HOLDEN • DEBRA JACKMAN • JANICE JOHNSON • SUE JONES • PAUL KIRKEGAARD JENNIFER KURZHALS • EMMET LUNG • MAC MCSWEENEY • MICHAEL MERCHANT • STUART MEREDITH • JOHN MOORE • SUSAN MORGAN • JAMES MURPHY • DAVID PARK • CARL ROSENBLATT • JAMES SINGER • NGOC TRAN • MICHELLE VALLEY OLGA VELAZQUEZ • BILL VERDOORN • **1992** • LESLIE AUCOIN • BILL BASS • DONNA BIRGE • KIMBERLY BLANCHFIELD • ALBERT BROOKS • VERONICA BURGESS • PAT BURKE • JIM CHOULAS • FRED CONNOLLY • PAUL COOK • TIM COOKE • MICHAEL CORWIN JOHN COVENTRY • PAT COWAN • BRIAN CROSS • TRACY DENISON • JOAN DINNEEN • MIKE FISHER • LARRY FOBIAN • BRIAN FOGG • GENE FRANK • BRUCE GILBERT • BRENDA GRAVES • MAX HALL • GEORGE HARLEY • KATRINA HAWKINS KATHLEEN HUTCHINSON • DENNIS JACKSON • SUZANNE KOROW • ERIC KURZHALS • HARLAN LENIUS • PAT LITTLE • ANNE MARSHALL • JIM MCCOLLOUGH • WILLIAM MCELYEA • DANNY MICHAEL • JILL MICHNA • MARK MULLER • KATHY NIELSEN MARILYN NORRIS • STEVE PORTER • GILES SCONYERS • TIM TWOMEY • WALT WILLIAMS • DAVID WILSON • **1993** • SCOTT BENNETT • TAMMIE BOWEN • PATRICK BRADLEY • DENNIS BRENNAN • DAVID BROWN • LINDA CALVERT • ARCEL CASTILLO LINDA BURAK CHAPPELL • EILEEN CLARK • SARAH COBURN • CHUCK CROTTY • DENNIS EDWARDS • HERB ESCOBAR • PETER FABRY • RAYMOND GOOD • BARBARA HARNEY • CYLINA HICKS • STEPHEN HORNE • JOCELYN HSU • BRAD JEFFERSON • CHUCK JOHNSON MARIA KIERNAN • DANIEL KOBASA • STEPHEN LINDBLOM • ROBIN MARTELL • EDWARD MEDVID • DEBORAH MOORE • NORM MORALES • DAVID MOSCOVITZ • JOYCE MOSHER • JERRY MOWERY • PATRICK PHELPS • COURTNEY PUGH • TINA RAPP • SCOTT READY MIKE REDMAN • WENDY ROSENBLATT • PETER ROTHSCHILD • MANDANA SATTARI • CHARLIE SEIFERT • PHILIP SIMON • SEAN SINCLAIR • DIANA SISLER • MORGAN SMITH • ALAN STANTON • JOHN TURQUETTE • PAT VALVO • STEVEN WILEY • **1994** DONALD ANDERSON • KAKALI BANERJEE • ANDREA BILLEWICZ • MICHAEL CAPELL • BILL CARDEN • BILL COCKAYNE • TINA COLEMAN • KEVIN CONROY • DAVE COVIN • SHERRY DAVIS • ALLEN DEITZ • DAN DUKANAUSKAS • KENNETH EKMAN • BILL GODWIN CAROL HALLAM • FRED HATHORN • THOMAS HOLDER • MELISSA HOUGHTON • MICHAEL HUFF • BOBBI JACKSON • GEORGE JENKINS • TONI JONES • CELESTE KENNY • ELIZABETH KING • KATIE LEWIN • LAURA LUKE • JOHN LUONGO • AARON MARKEL JEFF MARKOVITZ • JOHN MOHN • LEN MORRIS • DONALD MYNATT • DAVID PAGE • THOMAS PARKE • BRYAN POLK • DARLENE REINHARD • JOHN RICHARDS • JIM SCHNEIDER • CYNTHIA SCRUGGS • BRUCE SHARPE • FRANK SHARTLE • JON SIMON DALE STEVENS • KEVIN STEVENSON • DAVID TATUM • MARK TRAMONTOZZI • FRANK VARACALLI • DINESH VERMA • WENDELIN WINSLOW • SHIRLEY WOODELL • BILL WRIGHT • TYLER WRIGHT • ST. CLAIR WYRE • **1995** • DENNIS ALFORD • PETER BEAVINS WILLIAM BERNACKI • CHRISTOPHER BISHOP • ED BITZER • THOMAS BODINE • KENNETH CAMPBELL • SUE CARAVELLI • YENSHI CHEN • TERRY CHHENG • SERGEI CHIBANOV • PETER CHO • GWENDOLYN CONVERSE • VAN DANG • EVELYN DART • MIKE DAY JOHN DAYMUDE • NIKKI DINH • RENATO DIPENTIMA • SIMON FINLOW • RICHARD FISHER • MARVIN FLOOM • JOHN GALLAGHER • JANET GOLDEN • BARBARA GORLINSKY • JAMES GORLINSKY • CHRIS HALYSHYN • BARBARA HARRIS • BOB JOHNSON MARGARET JONES • DOREEN KACHUR • ALLISON KENNETT • CHRISTOPHER LAWRENCE • RICHARD LEDMAN • ERICA LEWIS • WILLIAM MATHIS • PATRICIA MERCADO • SANDRA MIDDLETON • JANET MILLION • JIM MUNDELL • JEAN MURPHY • DAT NGO RENEE O'BRIEN • BRYAN RICHARDS • ROBERT ROGERS • KENNETH ROHRER • DAVID ROWE • LANCE SALONIA • TAMMY SMITH • DAVID SPRAY • CHARLES STEVENSON • JANE STEVENSON • MIKE STOCKWELL • ELAINE SYKES • HUU TRAN • MICHELLE VITTITOW KAREN VULETA • DONNA WALLS • LYNN WESTPHAELINGER • **1996** • AHMED ABDURREZAK • ERIC ANDERSON • ERIC BARTHOLOW • BOB BENJAMIN • KARL BOEHM • DIANNE BOLDEN • MAGGIE BOND • GARY BRIGGS • PHIL BROWN FRANCESCA BRUNNER-KENNEDY • GEORGE BUEHNER • ELLIOTT BUTLER • BROOKE CALDWELL • LUCILLE CLARK • JOE COLLINS • ALAN CORSON • JO COTT • PATRICIA DAUGHTRY • AL DUNCAN • L. EVERETT • PAOLA FERGERSTROM • THEODORE FISCHER STAN FORD • STEVEN FOX • PISEY FREDERICK • ARLENE GATCHALIAN • RHONDA GIBULA • SRIKUMAR GOPALAKRISHNA • SUDHA GOUNDER • JENNIFER GREENE • PETER HALVERSON • PAUL HANSEN • SUZANNE HARNED • RICHARD HOOPER • BRIAN HOOVER CONNIE JOHNSON • ELORA JONES • ERIC JUNKER • SUMI KAUSHIK • JOHNNY KICKLIGHTER • GAIL KIDWELL • JOHN KOLMAN • ELLEN KONG • ERIK LARSON • DIANE LEDONNE • LAN LEUNG • DAQING LI • TERENCIA LIPFORD • ROSALINDA LONGORIA STEPHEN LUHRMAN • ROBERT LYNCH • MICHAEL MALONE • JENNY MENNA • MITCH MILLER • ROBERT MILLER • DOUGLAS MILLION • KOH MORRISEY • SONNY NGUYEN • VICTORIA NGUYEN • BILL NIEHAUS • JOSETTE O'NEIL • JOHN OGLESBY • KACY ORA DEVANG PATEL • ELENI PECJAK • KEVIN PHELPS • RICHARD PITTMAN • NICHELLE POE • LORI POGASH • FONS PONSIOEN • CLAUDIA REDA • KATHIE REED • WAYNE ROE • BILL SCHERER, JR. • MATTHEW SHAKER • MIKE SHOCKLEY • MICHAEL SMITH STEPHEN G. SMITH • KENT SOMMERS • VENKATARAMAN SRINIVASAN • MARK SUMMERS • STEVE TEW • LAURA URBAN • DAVE VENNERGRUND • BELINDA VINES • PHUONG VU • DAVID WALLIS • PHILIP ZELLNER • **1997** • MINTER ALEXANDER KENNETH ALLGOOD • ESTHER ASAKI • DEIRDRE BAKER • VICKY BAKER • MICHAEL BARRETTA • ROBERT BASINGER • ANN BERIN • JEFFREY BIELOT • EDWIN BOUTON • MICHAEL BOWLING • NORMA BOWLING • JANICE BURROWS • DONALD CAHOON TONYA CARTMILL • JAMES CHRISTOPHER • NANCY CIRANNI • JUDY CLARY • JEANNE COGLIANESE • TRACY COLE • STEVEN DELLAPORTA • ROOPALEE DESHMUKH • NANCY DEVINE • CAROLE DICKER • DAVID DUBOSE • WILLIAM DUCE • FRANK DURSO GEORGE DYKES • MELISA EPES • AN FANG • JEFFERY FARSCHON • GEORGE FIEGEL • STEVEN FLANNERY • DANIEL FLECK • PHYLLIS FOLEY • RICHARD FRAY • MITRA GALT • JIM GARVIN • SANDRA GILL • TED GONTER • DIANE GONZALEZ • DAVID GRAY CHIENYUNG HAN • HELEN HARNED • WILLIAM HART • ROBERT HATTON • JOCELYN HODGES • LEO HOLLY • SUE-FANG HSU • JUNE HUNT • BARON JACKSON • VANESSA JACKSON • CHERYL JOHNSON • TERESA JONES • THOMAS JOSTEN • DAVID KANE STEVEN KERR • PRIYA KOWDLEY • JAMES LATIMER • DAT LE • SUSAN LILLY • PETER LOCKWOOD • WILLIAM LOVELACE • BETH MCGRODER • BRIAN MICHL • PAUL NAGEL • CINA NGUYEN • LINH NGUYEN • PHILLIP NONEZ • GAYLE NORRIS • DAVE O'NEILL MARY PADILLA • GIOVANNA PATTERSON • PHILIP PAU • NICHOLA PELOT • ANTOINETTE PETERSON • MICHAEL PETTIGREW • GERRY PIKUS • LESLEY PLITZ • MILA RAMOS-SANTACRUZ • JOHN REPHLO • JOE RYAN • AMANDA SCHUTZ • FAMING SHEN THOMAS SIELAFF • GEORGE SIPLE • MARSHALL SNYDER • MELINDA SPRAY • ALAN THOMPSON • NANCY THORNES • RICK TOSSAVAINEN • JON VETTERLEIN • CHEN-YU VORABHANDA • DAVID WALLEN • LINDA WELCH • DEAN WHITAKER • ANDY WHITE LARRY WHITE • WALTER WHITE • CARL WILLIS-FORD • DEBBIE WINFIELD • AUDREY WITHERSPOON • CHI-LIN WOOLF • FRANK WU • JOHN ZHAO • **1998** • KYLE ADAMS • PAM ALLEN • OURY BAH • PATRICIA BAKER • STEVEN BASSETT • VICKI BECK MARDI BESS • SHELLIE BINGHAM • EBRU BJARNASON • JEAN-PAUL BOUCHER • JIM BOYD • JENNIFER BREEDEN • TRISH BROUD • DAVE BROWN • MICHAEL BUCHNER • MARSHA BULLOCK • RICK BURGESS • GARY BURLESON • KAJORNDEJ BURNS JILL CABALLERO • JIM CAMPBELL • HONG CAO • REGINA CARTER • DEBBIE CIOLETTI • VINCENT COLBERT • JASON COLE • ROBERT COLEMAN • DOYLE COOK • CHRISTOPHER CORNEH • JOSEPH COTTON • JEFFREY CROOK • LINDA DAILEY • VU DANG DEREK DAVID • BARBARA DAVIS • SHIRLEY DAVIS • JAMES DAWSON • DAVID DIKEL • MARJORIE EYRE • DAVE FEURTADO • KATHLEEN FIAMENGO • TONI FORTES • AMEDEE FRIESTEDT • NICHOLE GANT • THERESA GERACI • ROBERT GICKING • KEVIN GILBERT RONALD GINGRAS • MICHAEL GROSS • CHARLES GROW • WAYNE GRUBBS • MOLLY HAASE • SCOTT HALE • DEANE HALVORSEN • CHRISTOPHER HARNEY • CHARLES HARP • AARON HAWES • KEVIN HEALD • CINDY HEFLIN • MAUREEN HENRIKSEN JOSEPH HERLICA • KAREN HERR • TERRY HESTER • KYLE HOLMQUIST • JIM HUANG • DOUGLAS HURD • ANGELA IRVINE • ROSE JANKE • JEFFREY JOHNSON • MADELINE KEELEY • PETER KELLY • CHARLOTTE KERR • TODD KIHNLEY • JOHN KIM • ANTHONY KLAPP SARALA KUMARI • BRETT LAMBO • STEPHEN LANGLAIS • AMY LEE • RONNIE LEE • ALBERT LEWIS • DAVID LICK • CYNTHIA LOMAX • TOM LOUGHEED • ELIZABETH LUST • MAURICE LYNCH • MICHELE MARQUIS • AMY MARTIN • REGINA MAXIM • BILL MAY SUSAN MCDONALD • LAURA MCDOWELL • MADELYN MCGRATH • LARRY MCMILLION • ALPHONSO MESSAM • JOHN MESSINA • JOSEPH MILLER • TERRY MOORES • SUEANNE MORSE • SANDY MURPHY • BRITT NALLEY • NHA NICKERSON SANDRA NICKERSON • JOHN OLIVER • DAVE OLKOWSKI • LORETTA ORTMAN • JACLYN PAEK • HELEN PAINE • SOFIA PASTORIZA • KAY PATTERSON • REBECCA PATTERSON • MY-PHUONG PHAN • THUAN PHAN • BOB PICKETT • DANA PITTMAN ROBERT PIXLEY • NANCY POLESNAK • DIANNE PRETANIK • ELIZABETH PRICE • GERALD PRICE • BRENDA PROCTOR • CAROLEE RAND • MARILYN RAY • CHRISTIANE RHODES • MARY RICHARDSON • GARY ROBINSON • JOHN ROUTH • JENNIFER RUSS PAMELA SANDERS • ELISSA SCHEINBERG • SHANNON SCHLADEMAN • JOHN SCHMITZ • PETE SCHUYLER • GRANT SCOTT • TERESA SHALAP • M.C. SHEFTEL • JASON SIGMON • RICHARD SIMMS • CHRISTINE SIMPSON • DAVID SIMPSON • JULIANNA SIMPSON KAREN SINGLETON • JAMES SMITH • GARY SOKOLA • NANCY SPAIN • TYLER SPEARING • JASON STYN • JOANN SWANSON • JENNY TAM • JOY TANG • ANTHONY TAYLOR • MICHELE THAMASETT • ALAN THOMAS • PAUL THOMPSON • DENISE TIMPKO WILLIAM TOMASETTI • BRUCE TORAIN • ROY TRUBA • KARLA TRUJILLO • DIANNE TSUJI • PHILLIP TULL • ANTHONY VALLETTA • DAVID WALTERS • WILLIAM WASNER • JANE WEBER • ROBERT WELLS • AMARENDRA YAVATKAR • MICHAEL YOCOM ANGELICA YOUNG • JEFFREY YOUNG • MITCHELL ZOCCHI • TERI ZWIER • **1999** • JUDITHMARIE ABERCROMBIE • KATHY ADAMS • DAVID AHERN • LINDA ALKIRE • MARABETH ALLEN • KAREN AMATO • CHERYL AMOS • CHARLES ANDERSON • STEPHANIE ANDERSON

# SRA Employees *(continued)*

AKYVA ASHTON • TIMOTHY ATKIN • PATRICK AUMENT • LESLIE BAINBRIDGE • RICHARD BAKER • CHUCK BANE • LENORA BARNES • SHAWN BELL • TODD BENSON • CONNIE BLEVINS • LARISA BLINDER • JAY BREEDEN • KWASI BROWN • SALLY BRYAN-PRELL
EDWARD BURTON • CHRISTINE CANEPA • HECTOR CARO • KRISTIN CASAD • SUSAN CASTILLO • THOMAS CHADWICK • SHEILA CHAMBERS • DEBRA CHAVEZ • JAMES CHENVERT • RUTH CLARK • DOROTHY CLEAL • REAGAN CLYNE • TIMOTHY COLLINS
MARY ELLEN CONDON • STEPHEN COTT • TONYA COX • MICHELLE CUTCHINS • MAHTAB DABIR • DAVID DAILY • JIM DALEY • EVERETT DALLEY • MARY GRACE DALUSUNG • TUYEN DAM • PHONG DANG • JOHN DANKOWSKI • DAVID DASCALOS
CLARENCE DESBORDES • AMUH DINKA • CARL DODSON • PHILIP DRUHAN • JAMES DUBY • MAX DUNN • RONALD ENGLAND • DENISE ENNIS • LYNN FAHNESTOCK • DAVID FALLERT • JANICE FEURTADO • JUDY FISHER • VELDA FLEMING • LILIANA FONSECA
FRANCINE FOREST • GORDON FRASER • LYNN FREUDENTHAL • ALEX GALES • MONICA SMITH GAZAREK • ROB GENTILI • ANDREW GEORGE • PAULA GIBBY • KAREN GILES • CHRISTIAN GONZALEZ • WILLIAM GORDON • PIOTR GORSKI • HARI GOURU
ANDREW GRAHAM • SEAN GREEN • JOHN GREENE • SANDRA GROSS • ASHOK GUNTU • IHAB HADDADIN • ASELE HAILE • REBECCA HAMIL • CHARLOTTE HANCOCK • RICK HARRIS • HAIRONG HE • JOANN HECK • ERIK HEINE • GEORGE HENDERSON
BRIAN HICKS • JULIE HOPKINS • KIMBERLY HOWARD • JOUNG HUH • JESSY HYUN • SHIRLEY JACKSON • LINDA JENIFER • MIN JIN • PHILIP JOE • LINDA JOHNSON • WENDY JOHNSON • FELICE KASSAR • DAVID KEITEL • CHARLES KENDRICK • BRANDON KENNEDY
DIPENDRA KHILLARKAR • VENKATA KOMMOJU • ELAINE KRAMER • PAUL KRAUSS • SUNIL KUMAR • DEBORAH LACEK • RANDALL LAU • PAUL LAWRENCE • LOAN LE • RICKEY LEE • SHAWN LEE • BETH LEWIS • RAJASEKHAR LINGAM • CHRIS LONGE
SHEILA LOVE • CAROLYN MACDONALD • ED MACDONALD • REBECCA MACMILLAN • JO ANN MAGARUH • PRUDVI MANTHENA • NADIA MASOUDIAN • JORDAN MATEJCECK • STEVEN MATNEY • LISA MCCRAY • SEAN MCDOWELL • ANGELA MCMILLIAN
DENNIS MEANEY • KATHLEEN MEYER • JIM MIKOLASHEK • LOIS MISSIMER • LISA MONTANARO • ANDREW MORKUNAS • ROB NEUMER • MICHAEL NGAN • LAM NGUYEN • LONG NGUYEN • RICHARD NICHOLSON • DICK NORMAN • JOSEPH PAGLIUCA
DANA PARKER • LEROY PARKER • DONNA PETERSON • ROBERT PITTS • LEIGH-ANNE POLOWY • AMY QUAN • HAROLD REDDISH • SOMA REDDY • KAREN RICHARDS • INGRID RINKER • STEVEN ROERIG • LARRY ROMAINE • TIM RUPPERT • LISA SALISBURY
LINDA SAMUELS • SUE SAWYER • KATHY SEARCY • KIMBERLY SEGERMARK • LORIE SHAULL • NIMISH SHETH • ALAN SHULTZ • MEREDITH SIGMON • VALECIA SILLS • MARY SLATE • CARLA SMITH • STEPHEN SMITH • NANCY SNEE • JEFF SONG
PAULA SOTTIN • GEORGE SPLAIN • KEEFE SPRIGGS • MARK STAPLETON • BRAD STEFFEY • ANATOLI STETSIOURA • JAMES SULLIVAN • REBECCA TAIT • DAVID TAITANO • KRIENGKRAI TANKOONSOMBUT • NICHOLAS TANT • DONNA TAPER • WILLIAM TIPSWORD
PARRIS TOWNES • BAO TRANG • JAMES TRAYERS • BRENDA TRUESDALE • FRANK VEGA • ANNETTE VERNA • TODD WERTS • GLEN WHITE • GREGORY WILLIAMS • RHODA WILLIAMS • JOE YANICHECK • IL YOO • DAE YOON • DICK ZORN • **2000**
JILL ADAMS • GINA ADIACONITEI • RANDY ADKINS • SHEIKH AKHTER • RENATE ALEXANDER • THOMAS ALSTON • KARTIKA ANDERSON • ROBERT ARNOLD • BOLAJOKO BANIRE • MICHAEL BEARD • ANDREW BECK • MICHELLE BELIECH • WILLIAM BELL
EUNESA BENOMAN • LISA BOHAN • JOHN BORDEAUX • FRANCES BOYD • VALERIE BOYKIN-PAIR • STEVEN BRADY • DIANE BRISCOE • MATTHEW BROOKS • SANDRA BROWN • AL BRYARS • LUCIA CARON • MICHAEL CARPENTER • VENKAT CHALASANI
DAN CHANDLER • SANDRA CHAPMAN • DAVID CLARK • BRIAN COATES • ANTHONY COLYANDRO • DIANA DAYE-YOUNG • THOMAS DEFEO • LEE DEFIBAUGH • HORACE DESORMEAUX • HARITHA DEVULAPALLY • CHRISTOPHER DOUGLAS • ALIREZA EHTESHAMZADEH
KENNETH EICHELBERGER • DANIEL ELWELL • SUJIRA ENGKAVANISH • DANIEL FALCONE • JOSH FEINGOLD • LAMONDA FRALEY • JOANE FURNESS • CARL GARDNER • SYLWIA GASIOREK–NELSON • ANNA GATLING • SOLOMON GEBREAB • MARK GINEVAN
JOHN GLOVER • GREGORY GOODSON • CYNTHIA GRANDISON • EILEEN GREENE • MICHAEL HAGERICH • DEBBIE HAGSTROM • WALT HARE • CATHERINE HARRISON • TOM HASMAN • PETER HEWITT • JEANNE HUDSON • TAM HUYNH • FARIS IDRIS • ZORANA ILIC
SANJEEV INJETY • MARYLOU JEFFORDS • RICHARD JEWELL • ANTHONY JOHNSON • MATTIE JONES • RUDOLPH JORDAN • MAHESH KAKA • SHANTA KARUNARATNE • DAVID KELLY • JODIE KIM • RICHARD KIM • HENRY KO • TINA KOBASA • STUART KRAMER
ANAND KUMAR • DEEANN KUO • LOUIS LARSON • KEITH LE • THOMAS LEE • PHILIP LESLIE • XUETAO LI • ALFREDO LOPEZ • EDWARD MACDONALD • CYNTHIA MALONEY • STEPHEN MARR • THOMAS MARTIN • NIKKI MCCANN • BEVERLY MCCLINTON
KENNETH MCDONALD • CARA MCFADDEN • ANN MCGILL • KEITH MCLEOD • MARK MCMAKIN • MIKE MCQUEEN • DOUGLAS MINNIG • GEORGE MORGAN • IRINA MOROZ • STEVEN NEWBURG-RINN • MARCELLE NEWSOME • THANH NGUYEN • TIMOTHY NOONAN
KYUNG OH • BOSEDE OLAGBAJU • OLANIKE OYEFESO • ANGELA PARKS • RHONDA PEKELO • DAN PHELAN • JAMES POLSKI • ROB PURKAT • KATHAMUTHU RAJENDRAN • TIM RATLIFF • SUSAN RECAME • PAUL REEDER • SCOTT REHRIG • KENNETH REYNOLDS
JASON ROBBINS • DAVE ROBERTS • NORMA ROBINSON • TIFFANY RODNEY • MARK ROLINCIK • DUSTIN ROMEY • GINA SAUCHUCK • MICHELLE SCOTT • SHAWN SCOTT • CORI SEILER • ASHWINDER SETHI • SHANE SHEPHERD • GENE SHORTS • FRANK SIEVERS
LORA BETH SMAYDA • MARK D. SMITH • MARK S. SMITH • WILLIAM SMYTH • BRADLEY SORENSEN • RONALD SPITZ • ANITA STANTON • MATT STEELE • GRAHAM STEVENS • JENIFER TAGGART • NAN TIAN • PAUL TORICK • TAO TRAN • HUNG TRINH
DANIEL VANBELLEGHEM • JORGE VASQUEZ • MARC WALDROP • KOURTNEY WALKER • RUTH WALLEK • JEFF WALTHALL • GARY WATTS • TERRANCE WHITEHEAD • BARBARA WHITLOCK • WADE WILBUR • TONYA WILSON • NANCY WOLFF • ERIN WRIGHT
DMITRY ZELENKO • JARED ZINGMAN • **2001** • REMZY ABDULMOEN • JOSEPH ADAMS • MILLER ADAMS • TEENA ANDERSON • MICHAEL K. BAKER • MARY BALDWIN • RANDY BARNES • CHARLES BARNETT • LEA BAVARO • GAIL BEN-ARI • JERRY BENNETT
WILLIE BENTON • LISA BERRA • VILAWAN BIERMAN • LEE BINETTE • JOHN BLAIR • MICHAEL BRITTON • JOE BROWN • GREG BRYANT • SCOTT BUFFARDI • DAN BUI • RICH BURMAN • MARGARET CARTER • ROSENDO CASANOVA • DARNELL CEPHAS
PETER CHOE • ARTHUR COLEMAN • MICHAEL COSEO • CATHY COX • GREGORY COX • MICHAEL CRAWFORD • RICKY DANIELS • STEVE DANIELS • BRUCE DAVIS • KEITH DAVIS • DAVID DECKER • MICHAEL DEVOS • DALE DIMICK • JACK DURDEN
CHARLES DYE • SCOTT EASTERWOOD • HAROLD ERICKSON • JÖRGEN FÅGERQUIST • JAMES FIREOVED • CAROLINE FLOOD • JENNIFER FRANCIS • STEPHEN FRATI • WILLIAM GALT • LAURA GEIGER • ALAN GENTEMAN • DENNIS GEORGE • RIJU GEORGE
SAUL GOAR • DOMINIC GOMES • JAMES HACKMAN • SAM HAMMAD • GARY HAMMOND • BRAD HANES • PATRICK HANLEY • TININA HARLEY • DAVE HARNEY • DAVID HARRISON • PAUL HART • ROBERT HECKMAN • W. HELFRICH • ROGER HENRY
ERNEST HINES • PAUL HINTERLEITNER • JESSIE HODGE • ROSEMARY HOLLY • RICHARD HOWE • ROBERT HUFFMAN • SCOTT HUGHSTON • THEODORE JACKSON • ABHIJIT JADEJA • JAVIER JAUREQUI • LEENA JAYAMOHAN • CHRIS JOHNSON
DAVID JOHNSON • IRIS JOHNSON • LINDA JONES • TIMOTHY JONES • DEBBIE KALMER • DAVID KELLEY • SANDEEP KHANEJA • DAN KIMBALL • JOHN KING • JAMES KOSA • FABIAN LA MAESTRA • CON LAI • WILLIAM LEA • NEAL LENZIE • DARIS LEWIS
NADINE LIEPMAN • RONALD LIMCAOCO • JUAN LUEVANO • JERRY MARQUIS • JANET MARTIN • MAUREEN MARTINEZ • PATRICIA MCCABE • BENNIE MCCARTY • HAMILTON MILLER • MICHAEL MILLER • ANITA MILLS • DAVID MILTON • MARTIN MINTZELL
TERRENCE MISICH • ROBERTO MOJICA • TIMOTHY MONGAN • CHARLES MONTAGUE • JASON MOORE • ROBERT MORRIS • TANYA MOXLEY • TORRI MUMM • KARTIK NAIR • HANH NGUYEN • MAI NGUYEN • WEN NIE • EDD OLDS • JAY OLSEN • BOB ORLOSKY
WALES PATTERSON • TED PERSON • RANDALL PETERS • SHARON PLATER • KIM PLEASANT • ANTHONY POU • DOMINIC PRATE • DAVID PRATT • MARY PROFFITT • WAJID RAJA • MARK REDMAN • JOE REEVES • LOUIS RICHARDSON • NAH RIM
FRANCISCO RIVERA • TERRI ROSE • ARTHUR ROUBIK • DONNA RUGGLES • KEVIN RUSCH • PAUL RYCZAK • SHAZIA SAMI • BENYAM SAMUEL • STEVEN SANTONI • TOBY SCHAEFFER • SUSAN SCHNEIDER • TERI SCOTT • STEVEN SEMRAU • DAVID SHARP
ROBERT SHELBY • AILLEEN SHERIDAN • MARK SHERIDAN • DAVID SHURTLIFF • MARY SISSON • STEPHEN SLYFIELD • BRIAN SMITH • CHARLES SMITH • GLENN SMITH • ROBIN SMITH • SUSAN SONG • CHRISTINE SORENSON • DORSEL SPEARS • DEBRA SPINNER
MARK STACHOWSKI • JOSHUA STINSON • PAUL STIVERS • TAYLOR STOOKE • MARGOT SUNSHINE • MAURINE TAPSCOTT • STEVEN TASWELL • BRUCE THIBAULT • JASON TIBBETTS • CLAIRE TILTON • EBEN TREVINO • JUAN TREVINO • LONG TRUONG
NICHOLAS TSOUGAS • WAYNE TURK • OGBONNAYA UDUKA • LISA USSERY • KERRY VANCE • ALLA VELIKOVICH • ALDENA WALKER • XIYI WANG • ZHOU WANG • SHANEQUAR WEDGEWORTH • LAWRENCE WEINBERG • MACDONALD WHITE • WARNER WHITEHEAD
ANTHONY WILBURN • JEANNE WILGUS • JEFFREY WILLIAMS • CHARLEEANNE WUNDERLIN • RAEANNE YAMAMOTO • SOLEIL YOU • **2002** • FADL ABIDEEN • ELIAS ABUBAKER • SCOTT ADAMS • JASON ADOLF • DATRICE AFRIYE-OPOKU • MICHAEL ALFORD
CANDACE ALLEN • CATHERINE ALLEN • JONATHON ANDERSON • SCOTT ANDERSON • JENNIFER ANDREWS • ELLEN APOSTOLICO • MARY APOSTOLICO • JAMES ARIAIL • MATTHEW ARNTT • JOHN ARVANITIS • NANA OYE ASAH • STEVE AVERBACH
STEPHEN BABB • CHRIS BAILEY • GERALD BAKER • ROBERT BANDZWOLEK • DARRELL BARKER • CHERIE BARNES • CHUCK BARRY • DELILAH BARTON • DON BASNIGHT • ANNETTE BEACHAM • DAVID BEIER • BILL BELL • JOSEPH BELT • JAMES BERRY
MATTHEW BIANCHETTI • DOUGLAS BLACK • HEATHER BLANCHARD • NORRITTA BLANCHARD • TED BLOSS • SHERRY BOOTH • ROBERT BOWES • BRENDAN BOWLER • ROBERT BOZZI • CLARECA BRANDON • DOUG BRASHEAR • MICHAEL BRAUS
CARLA BRICENO • LEON BRITTAIN • MAURICE BROOKS • BRIAN BROWN • PAUL BROWN • NORMAN BROWNE • MARK BUCEVICIUS • PAUL BUCHANAN • SHANA BUCHANAN • TOPHER BUCK • MICHAEL BURCH • STACEY BURGER • BRIAN BUSIEK • KATRINA CAIN
TRISTA CALDWELL • DIANE CALLESON • DAVID CALVIN • CATHERINE CAMPBELL • CHRISTIAN CARDON • TINA CARR • MEG CARTER • JOHN CASTLE • DENISE CHAMBERLAIN • ERICA CHANEY • JUDY CHAPMAN • TERRENCE CHATFIELD • DARBY CHELLIS
KEITH CHERNIKOFF • TAYLOR CHESNIK • LEO CHEUNG • CHARLES CHOI • KAREN CLARKE • MARY CLARKE • SHELDON CLARKE • BARRY CLUKEY • LAUREN COBBS • NEIL CONLEY • DEBRA CONNELLA • ANGELA CONROY • NATE CONROY • ADAM COSTANZO
CHRISTOPHER COWAN • BRIAN CRAMER • JOSH CRISS • JAMI CUMMINGS • JAMES CURTIS • DARYL DAVIS • JOSHUA DAVIS • RON DAVISON • JACK DEPPE • MEGAN DEPPE • DAVID DEWENTER • ADAM DIAMOND • MICHAEL DINICOLANTONIO
LEN DISCENZA • SANDHYA DIWANA • GWEN DODDY-LOWIT • JOHN DOGAN • MELANIE DOLAN • CHIRIYAN DOMINICK • MARANDA DONATO • KIM DONER • TONY DONLEY • KARENYA DRAKE • DON DRAPER • JEREMY DUFF • RUSS DULANEY • DONNA DULL
DAT DUONG • TIFFANY EADS • SHERRY ECKERT • DONALD EDWARDS • TANYA EDWARDS • THOMAS EDWARDS • CHRISTOPHER ELDER • DAVID ELMER • ASHLEY ELTRINGHAM • KEVAN EMMOTT • GLENN EPLER • KATHERINE ESCOBAR • ASHLEY FEASLEY
JOSEPH FELDER • EMILY FERNANDEZ • NELSON FERRY • JESSE FEWELL • TODD FIERST • MAUREEN FINDORFF • ALLYN FINEGOLD • KIM FLETCHER • CYNDI FLORES • MARY FOLEY • JEFF FORBES • REBECCA FOX • JERNAY FREEMAN • GREG FREY
STEVEN FROEHLICH • JESSICA FUHRMAN • BRUCE GAGNE • BILLY GAINES • SRINIVAS GANTA • STEPHEN GARON • KATIE GARVEY • JANICE GEESAMAN • MIKE GEHRON • HEATHER GEWANDTER • DAVID GIBSON • LEE GILBY • DEMETRIUS GLASS
GREG GOLDBACH • KATHERINE GONZALES • KIMBERLY GORDON • LANCE GORDON • NORM GORDON • ZACHARY GRABER • DAVID GRAHAM • DAVID GRANT • GAIL GRAVES • KENYATTA GREEN • LACHANDA GREEN • SARA GREEN • DON GREENSTEIN
DAVE GRIFFIN • MARK GROVE • CHUNG HA • LISA HAHN • KRISTEN HALE • DAVID HALES • GREGORY HALL • VANESSA HALL • ROMANY HALL-SIEFERMAN • DAVID HANSELL • ERIKA HANSEN • ALISON HANSROTH • ERIK HARCLERODE • JAMES HARGRAVE
JASON HART • ELAINE HAUSE • NANCY HEANEY • THOMAS HEIMAN • CHRIS HERMAN • CESAR HERNANDEZ • SCOTT HILL • PHILIPIA HILLMAN • MARY HILLSTROM • ROBIN HISCOCK • THU-HAI HOANG • SCOTT HODGE • KRISTIN HOGAN • SHANNA HOGANS
MICHELLE HOHAUSER • HEATHER HOLDEN • KAREN HOLLOWAY • CHARLES HOLT • BONNIE HOPKE • ALICIA HOSMER • RICH HOUSE • PAMELA HUBBARD • LANORMA HUGGINS-HOPES • BRIAN HUMPHREY • TODD HUSE • TODD HUTCHISON • RICHARD IRELAND
BILL JACKSON • HOWARD JACKSON • RHONDA JACKSON • MARCY JACOBS • MICHAEL JACOBS • KALA JAIN • JIMMY JENKINS • JEREMY JENSEN • MANUEL JIMENEZ • DEON JOHNSON • GWENDOLYN JOHNSON • JACQUELINE JOHNSON • MICHAEL JOHNSON
SANDRA JOHNSON • CYNTHIA JONES • DEBORAH JONES • NIKKIA JOSEPH • ALEXANDER JUNG • TSHIBANGU KABAMBA • SANDIP KALBURGI • SHANNON KEARNEY • MEG KEENAN • COOPERINE KEENE • JAMES KEITH • MEREDITH KELLER • LORETTA KELLEY
ROBERT KELLEY • BILL KELLUM • KELLEY KENYAN • STEVE KERR • KRISTEN KIDWELL • MIRANDA KILBY • ALEXIS KING • MATT KIRCHOFFNER • DON KLEIN • PAUL KLOEPFER • DEBORAH KOCHUBKA • NICOLE KOFALT • SUDHA KOMARAGIRI • GENA KOMRADA
SARITHA KOSHY • DAVID KU • CHRIS LA ROSA • AKIN LADIPO • CATHY LALUSH • JOHN LANE • LEROY LANE • RALPH LANE • KENYON LARSEN • KEVIN LAWRENCE • JAMIE LAWSON • ANH-TUAN LE • ANDREW LEE • ROVELLA LEFTWICH • CHRIS LITTLE
CHRISTOPHER LOMVARDIAS • WILLIAM LOWENBACH • SARA LOWER • THELMA LUCAS • JOHN LUDECKE • JUDE LUELLEN • LAWRENCE LUK • ANA LYON • MARK LYON • BETH MACCONNELL • HEIDI MAHLOCH • TAN MAI • MELISSA MANGUM • LINDA MANNING
AMY MARASCO • FRANK MARSHALL • ERMA MARTIN • JERMAINE MASON • PETER MASON • CURTIS MASSEY • RONALD MATA • DAVID MATTA • WALT MATTHEY • REGAN MAUND • KATHERINE MAXEY • PHILLIP MAXWELL • BOB MAY • MARY MAZERIK
MARK MCCLURE • KELLEY MCDONALD • RYAN MCDONALD • TANYA MCDOWELL • DEBI MCGHEE • ANDREW MCMAHAN • JAMES MCNABB • JAY MCNEMAR • ASHLEY MEAK • CAROL MECH • MICHAEL MEIS • ESMOND MENTIS • ADAM MEYERS • BILL MICHAUD
ED MILCH • CHRISTINE MILERSON • JENNY MILLER • STEVE MILLER • ROB MILLS • FRANCES MONROE • ROBERT MORECOCK • COLLEEN MORGAN • MATTHEW MORTIER • JENNIFER MURPHY • STEVE MURRAY • MARIBEL NABONG-DAVIS • SHALINI NAIR
LORIS NARTEY • MARK NEDEROSTEK • SHERI NEELY • CHRISTINE NELSON • DAVID NESSELRODE • DIEU NGU • CAN NGUYEN • MICHAEL NIBECK • CHRISTOS NICHOLAS • TIMOTHY NICHOLSON • LATOSHA NICKENS • LORRIE NOKES • THERESA NUNNALLY
SARAH O'REILLY • PAUL OEHLING • REGINA OLFATO • TOM OLIVER • OLUMIDE OLUMILUA • THOMAS OWENS • CHRISTINE PACKARD • STEPHANIE PARDO • MATTHEW PARKER • KATHERINE PARKINSON • RALPH PARKINSON • ANNA PARROTT
FRANK PECJAK • MARK PELTS • SHYAMALA PERI • SARITA PERRY • JEFFREY PERRYMAN • KATHLEEN PETRILLO • BRENT PETTYJOHN • CHRISTOPHER PETTYJOHN • KELLIE PETTYJOHN • GREG PHAM • FLORENCE PHILLIPS-GREEN • HAROLD PICKETT
MIGUEL PINILLA • MATT PLACKY • REBECCA PLOCKI • CHRISTOPHER POILLON • JEFF POLLACK • VINCENT PONTANI • ROSE POPOVICH • KAREN POPULAR-LAWHORN • ROBERT POTTER • ROBERT POWELL • SUZANNE PRATS • DEWYAIN PRICE • MICHAEL PRICE
RICHARD PRIES • CHRISTOPHER PROMBO • TERRY PRUITT • CAROL QUIN • LEILANI QUINN • SHAUN RAGNAUTH • ZEE RAHAT-ZAFAR • JENNA RANIOWSKI • CHRISTINE RAZZANO • MARY REFFITT • BILL REMMERT • PETER RENZ • DEAN RHOADS • ROBERT RHYNE
JEFFREY RICHLEY • ANDREA RITTER • PHILIP RIZZI • CYNTHIA ROBINSON • KIMBERLY ROMERO • MELISSA ROMERO • MEL RUTT • JOHN RYABIK • EDWARD SALTZBERG • KAREN SANTORA • LEAH SAWYER • JUSTIN SAYE • KELLY SCANNELL • CARIE SCHAFFER
NICKI SCHARMACH-SMITH • JENNY SCHMIDT • WILL SCHMIDT • INEZ SEGEARS • JOHN SEMINERIO • ROBERT SFEIR • PATTI SHAFER • JAIME SHAFFER • ANUP SHAH • DAVID SHELLARD • CINDY SHEPHARD • CAROLINE SIELSCHOTT • TERESA SILVA
PAULA SJOSTROM • TIMOTHY SKINNER • DANN SKLAREW • LAURENCE SKOW • CHRISTOPHER SMITH • MAURICE SMITH • MIKE SMITH • RICHARD SMITH • TOPPER SMITH • LAURA SNEERINGER • JAMES SNYDER • KYAW SOE • REENA SOOD • PAUL SOTAK
VIVIAN SPATHOPOULOS • AURORA SPEED • RENEE SPEIGHT • WENDY SPILLANE • JUSTIN STEPHEN • WANDA STREET • DEARCHIE SYLVER • PAT TALLARICO • SHEKHAR TAMASKER • HONGLIN TANG • DENISE TARANOV • RANJIV THAPAR • RAMON THOMPSON
NAN THORN-CLEMENTS • LEWIS THORP • PAULA THRASHER • JOHN TIERNEY • COURTNEY TITUS • JOSE TORRES • OLGA TOVEROVSKAYA • MICHELLE TRACEY • LEE-ANN TRACY • ERIC TRAGER • PETER TRICK • ADAM UNGAR • DOMINICK URSO
NANCY VAN BALEN • GREG VANDEN-EYKEL • ERIC VICKLAND • GREG VINCENT • TRINA WALTERS • LI-JUNG WANG • DAWN WARREN • TIMOTHY WATKINS • PAUL WATTERS • MARK WEBB • RICHARD WEIL • BRYNDYN WEINER • STACY WENG • BETH WHITE
JAMIE WHITTAKER • JIM WHITTAKER • LATOYA WHITTLE • PAUL WILKINSON • ANITA WILLIAMS • BETHANY WILLIAMS • JAMES WILLIAMS • BYRON WILSON • DOUGLAS WILSON • TOM WILSON • ALISON WOLFE • CLAY WOODY • TONY WOOLS • AMANDA WOOMER
DON WORLEY • MARK WRIGHT • KRISTEN YATES • TIMOTHY YEHLE • NAKIA YOUNG • FREDERIC ZAFRAN • MICHAEL ZELENSKY • KEITH ZIELENSKI • **2003** • JAMIL ABDEL-JALIL • JAMAAL ABDULLAH • MICHAEL ACKERMANN • DOUG AKERMAN
IMAN ALAMEH • CARMEL ALASAGAS • MO ALAZZAWE • RICK ALBERTSON • CORNELL ALEXANDER • MARK ALLEY • PENNIE ALSTON • DENISE ANDERSON • GARY ANDERSON • WILLIAM ANDERSON • JOHN ANDREWS • ROBERT APGAR • BOB ARBETTER
EDWARD ARING • PATRICE ARMSTRONG • KEITH ASANTE • DOLLY ASHLEY • ELIZABETH ATEN • JOHN ATKINS • FREDERICK AUDATE • WILLIAM AVANT • RUSSELL BAILEY • VERNON BAILEY • WALTER BAILEY • CHRISTINE BAITH • LARRY BAKER • MICHAEL BAKER
AZAD BAKHTIARI • KARTHIK BALASUBRAMANIAN • PAMELA BANK • JOSEPH BARBANO • LYNNE BARNER • AUDY BARNETT • FIONA BARSHOW • JONATHON BARTLETT • GARY BATIE • CHRISTOPHER BAUSCH • LESLIE BEACH • RATNAMALA BEARAVOLU
LUKE BEATTY • FRANK BEATY • RYAN BECKER • JEFFREY BELL • ALLISON BELLINS • ROBERT BENISH • JEFFREY BENNETT • KENDYLL BENSON • THOMAS BERESFORD • ERROL BERGSAGEL • GEAMERE BERRY • JOHN BETT • STANLEY BIGSBY • SHAWN BILAK
ANGELA BIRDSONG • STEPHANIE BIRGEL • TOWANDA BIZZELL • MELISSA BLEVINS • DAVID BOEDDEKER • PATRICK BOHAN • BOBBIE BOLLINGER • THOMAS BOLVARI • DAVID BOROWSKI • CHARLES BOSWOOD • RICHARD BOULTON • SARA BOURNEUF
KERRY BOWDEN • ROBERT BOWDEN • LAURA BOWEN • JEREMIAH BOWERS • LESLIE BOWMAN • ERIC BOYACK • JAYNE BOYLE • JEFF BRADFORD • CLIFFORD BRAGANZA • DOUGLAS BRAITHWAITE • DAVID BRANDT • ROBERT BRIDGES • BRETT BRIGGS
KENNETH BRISCOE • ROY BROOKS • CHRISTY BROWER • IAN BROWN • JULIUS BROWN • KENNETH BROWN • ROBERT BROWN • SCOTT BROWN • NICHOLAS BRUBAKER • DANIEL BRUNO • AARON BRYANT • JENNIFER BUCHANAN • LESLIE BURCHETT
RANDALL BURDETTE • TED BURGWALD • CRYSTAL BURHANS • BRANDON BURKE • CHRIS BURNS • BONETTA BUSH • RICKY BUTLER • IAN BYRNES • DENNIS CAHILL • ROBERT CAHOONE • LEWIS CALL • JOSEPH CALLAHAN • STEPHANIE CAMMARATA
BERNARD CARADEC • CARLTON CAREY • STEVEN CARNEY • EDDIE CARRASQUILLO • RAYMOND CARSWELL • LAWRENCE CARTER • VALERIE CARTER • VINCENT CARTER • JERRY CASEMAN • DARYN CASSANO • SHERRY CEKALA • CHRISTOPHER CELLA
RONALD CHAMBERS • MITCHELL CHAMPNEY • KAWA CHAN • LEO CHAN • PATRICIA CHANDLER • EDWARD CHANG • CAROLINE CHESHIRE • JEAN CHEUNG • MEALY CHHIM • STEPHEN CHIEH • ANDY CHINNOCK • SARADA CHINTALA • ATTAUL CHOWDHRY
MICHELLE CHRISTMAS • EMILY CLAUS • BRUCE CLEGG • KEISHA CLEMENTS-LEWIS • WILLIAM COCHRAN • DON COFER • TRACY COLBURN • CHRIS COLLETT • BRIAN COLLINS • SHAN COLLINS • ED CONNELLY • SHERITA CONNER • TROY CONNER
CHRIS COOKS • DAVID COOPER • GARY COPE • YVONNE COSTELLO • KIMBERLY COUSE • BARRY COX • JAMES COX • ERIN COYNER • KATHRYN CRAWLEY • JUSTIN CREECH • DIANE CREMER • JEFFREY CRESS • KIMBERLY CROCKETT • MICHAEL CROWLEY
TRACEY CULBERTSON • BILL CUMMINGS • JON CUMMINGS • KIMBERLY CURTIS • ANDREW CURTISS • LARRY DANIEL • MINH DAO • QUY DAO • RICHARD DARLING • GREGORY DAUGHTRY • ROBERT DAVIES • ANGELA DAVIS • BRYAN DAVIS • BRYANT DAVIS
DARYL E. DAVIS • KRISTIN DAVIS • MATTHEW DAVIS • TIMOTHY DAVIS • JOHN DEAN • RICK DEGRAFFENREID • XUEFENG DENG • YATRIK DESAI • GREGORY DEVLIN • RICHARD DIETZ • THERESA DINH • STEPHEN DOHANICH • CHRISTOPHER DONNELLY
MONICA DORADO • THERESA DORTON • JAY DRYER • BOB DUBE • CHRISTOPHER DUCK • DENNIS DUCOTE • MARIAN DUNCAN • JENNIFER DUNLAP • CHRISTOPHER DURBIN • DAVID DUSANG • JASON DUSTERWALD • COLLEEN EARLY • JAMES ECCLESTON
JEFFREY EDELHEIT • NATHAN EDWARDS • DANIEL EHRLICH • CHAD EHRMANTRAUT • BILL ELDARD • KENNETH ELMORE • KELLI ENRIGHT • JON EREKSON • STEVEN ERLICH • JON ERNEST • VILMA ETTISON • JANICE EVANS • MICHAEL FAGAN
KACEY FAIRCLOTH • ROBERT FALSONE • MITCHELL FAUST • LARRY FAWKES • TALEA FAXON • SOBIA FAYYAZ • FREDERICK FELAN • CHRISTINE FELDT • LYNN FELTS • JOHN FERGUSON • ROLANDO FERNANDEZ • SANDRA FERRUCCI • RICHARD FINCH
BROOKE FINKENBINDER • ROBERT FINLEY • CHRISTOPHER FISHER • JANAÉ FISHER • SCOTT FITZGERALD • ELISABETH FITZHUGH • MARGARET FLANIGAN • ANTONIO FLORES • EDWIN FLOYD • STACEY FLOYD-BAUER • HEATHER FOLEY • RONALD FONTENOT
ALBERTO FORERO • RICK FORTIN • JAMES FOUNTAIN • MITCHELL FOUNTAIN • KIM FOWLER • ROBERT FOX • MATTHEW FRANCIS • TAMA FRANCIS • RAQUELLE FRANÇOIS • JOHN FRARY • ADAM FRAZIN • GINA FRIEDLANDER • ROBERT FRIEDMAN
THOMAS FURLOUGH • JEROME FURLOW • MELISSA GALAZIN • VELIA GARCIA • ANDREA GARNER • PAUL GARRETT • ZOILA GARZA • BEVA GATHJE • DANIEL GAUVREAU • FREDERICK GAUVREAU • GONZALO GAVILAN • AARON GEE-CLOUGH • TOM GEHRKI
CONSTANCE GEIBEL • CAROL GENDREAU • ROBERT GENDREAU • MICHAEL GETHING • RASHELLE GEYER • EDWARD GHAFARI • GINA GIGLER • JACY GIMENEZ • JEAN GIRAULT • AMI GLASBERG • RON GLOVER • EDWARD GLYNN • DICK GOEBEL
THERESA GOLINVAUX • ORION GONZALEZ • JAMES GOODWIN • JOHN GORDON • RONNIE GORDON • DAVID GOSSER • JOSEPH GOYETTE • BILL GRABOWSKI • STACY GRAHAM • BRUCE GRAS • JEFFERY GRAVER • DONALD GRAVES • RYAN GRAVES
SCHIRRA GRAY • MICHELLE GREENBAUM • TERRY GREENFEDER • BRAD GREENFIELD • JAMES GREENLEY • MAX GREINER • DAVE GRILLEY • DAVID GROSS • DAVID GUDORF • KIMBERLY GUEVARA • MARLON GUISHARD • ARTHUR GUNN • BARBARA GURR
JOHNNY GURR • IRENE HAAGSMA • YONAS HABTEMARIAM • MICHAEL HADDAD • KEITH HALL • RONALD HALL • DARRYL HALLMARK • AYMAN HAMMAD • ALESHIA HAMMOND • DEBRA HANIG • NICHOLAS HANNETT • CANDICE HARDIN • WILLIAM HARDY
PHILLIP HARGIS • KRISTOPHER HARMS • DWIGHT HARRIS • ELIOT HARRIS • JENNIFER HARRISON • WILLIAM HATCHETT • NOE HATCHUEL • SOFIA HAYAUD-DIN • BRIAN HAYES • BILL HEDGE • JAMES HEILEMAN • LEANNE HELFRICH • GREGORY HENDERSON
MICHAEL HENDLER • MARIA HERNANDEZ • JASON HERSHCOPF • PETER HERZOG • ANGELA HESS • MARK HESS • ANGELA HIGGINBOTHAM • DOUGLAS HILDEBRAND • RICHARD HILDEBRAND • DANIEL HILL • TROY HITHE • PATRICIA HOBBY • ANNA HOGAN
DAVE HOLMES • VALERIE HONEYSUCKLE • JAMES HORTON • MAX HORTON • TOM HOULROYD • THOMAS HOUSMAN • MICHAEL HOWARD • GLORIA HOWELL • LINDA HUCK • MARY HUFF • DOROTHY HUGHES • RONALD HUIZAR • MICHELLE HUMPHREY
I-MIN HUNG • RENEE HUNTER • RON HUNTER • CATHERINE HURKAMP • ABU HUSSIEN • MICHAEL HUTT • TONG HUYNH • JACK HYMAN • PAUL IGLESIA • KEVIN JACK • JAMES JACKSON • VIRGINIA JACOBS • JOHN JACOBSEN • ALI JALALI • GILDA JAMES
ROBERT JAMES • THOR JAMES • CARLA JAMISON • SKIP JEPSON • CYRUS JILLA • SHARON JIMENEZ • CHRISTOPHER JOHNSON • ERIC JOHNSON • GEORGE JOHNSON • RICHARD JOHNSON • SALEEMAH JOHNSON • SYLVIA JOHNSON • ROBERT JOHNSTON
RYAN JOHNSTON • DENISE JONES • DIONNE JONES • DONALD JONES • JENNIFER JONES • KIMBERLY JONES • RUBIN JONES • SANDRA JONES • WILLIAM JORDAN • MYRL JOWELL • ALEX JOYNER • MITCH JUKANOVICH • PAMELA KADLUBEK
KENNETH KAMPPILA • MICHAEL KATSUFRAKIS • COLLEEN KATZ • CHERYL KAUFMAN • CYNTHIA KAVE • PAUL KEATING • REGINA KEEGAN • CINDY KEEN • DAVID KEFFER • AARON KEFFLER • STACY KELLEY • MARC KELLOGG • RONALD KELLY • HERBERT KEMP
KAY KENDALL • KEVIN KENNEDY • DAVID KERR • AMIT KHOSLA • JEFFREY KHOURY • KATHLEEN KIDWELL • JOHN J. KIM • YOO KIM • JOHN KITTLE • MICHAEL KLAASSEN • KARA KNUTSON • DAVID KOCHUBKA • KENNETH KOEHN • BRYAN KOON • PREETI KRAL
HANK KRAUER • JOHN KRAUSE • LAURA KRETZING • DORI KUHN • GREG KUM • JENNIFER KURRUS • KEVIN LACEY • RENA LACEY • MANISH LAMBA • MARK LANDRY • SHERRILL LANEY • BOTHY LAO • STEPHEN LARMAN • MAYA LARSON • FREDRICK LASSITER
KARL LATTIMORE • JIM LAURENTIUS • ANDREW LAVAR • WILLIAM LAWRENCE • DOLORES LAWSON • DENNIS LEE • MICHAEL LEE • MICHAEL Y. LEE • PAUL LEE • RANDY LEFORT • MERCEDES LEGRAND • ROBIN LEONARD • LINDA LEPAK • LAURA LETTS



(Top row, left to right) Dana Pittman, Senior Technical Recruiter; Jerome Furlow, Business Operations Manager. (Bottom row, left to right) Jill Michna, Director, Corporate Accounting; Sanjeev Injety, Technical Lead, Defense Collaboration Tool Suite.

JOHN LEVY • DALE LEWIS • GREGORY LEWIS • MARK LEWIS • AMETHYST LEYVA • KYUNG LIM JOSEPH LIMMER • JOHN LINDSAY • JOE LIPHAM • DAVID LITCHFIELD • CHRIS LITSAS • JAMES LITSCH ROBERT LITTLE • MARK LOCHER • WENDELL LOCKHART • CATHERINE LODATO • ROSEMARY LOMIS KENNETH LONG • ROB LONG • TONYA LOVATO • KEITH LOWRY • SEAN LUCAS • LOUIE LULOFF CURTIS LUPTON • SANDI LUTZ • MINH LY • ELEANOR LYE • JOHANNA MACKE • KRISHNA MADDI CYNTHIA MADISON • MARC MADISON • DAVID MAGARUH • LINDA MAGES • CARL MAINEN MARK MAJEWSKI • DUANE MAKI • THOMAS MALICK • HUGH MANEY • MAUREEN MANGAR • JANET MANRING BRENT MARLER • SAMUEL MAROON • JOSEPH MARSHALL • LINDA MARSHALL • TIMOTHY MARSHALL DANIEL MARTIN • ROBERT MARTIN • CAROLINE MARTINEZ • JUAN MASIAS • JOE MAST • KATE MATHERS PHYLLIS MATHEWS • STEPHEN MATHIEU • PETE MATHIS • SUNIL MATHUR • MARTIN MATSKO CHRISTOPHER MATTHEWS • KRISTEN MATTINGLY • STEPHEN MAXFIELD • SHENIA MAXWELL • JOHN MAYES MARK MAYHUGH • GODFREY MAYNOR • RICHARD MAZER • TIMOTHY MCCABE • GREGORY MCCRAY ANGELA MCDOWELL • MICHAEL MCFARLAND • MICHAEL MCGANNON • REBECCA MCHALE • REGINA MCNEIL KELBY MCPHERSON • MICHELLE MCVEY • MICHELLE MEADOWS • ROBIN MELVIN • JAMES MELZER ARTHUR MENNA • CHARLES MENZA • GREGORY MIAH • DARRYL MIDDLETON • DAVID MIDDLETON LIZ MILLER • RAYMOND MILLER • SALLY MILLER • KATHLEEN MILLERD • MARIE MILLIGAN • DAN MILLS MARY MILLS • RACHEL MINKOFF • KADIAN MITCHELL • MELISSA MITCHELL • SALLY MOHAMED FAROOQ MOHAMMED • FAYE MOHLER • MAXINE MOHNHAUPT • RIC MORENO • BETTY MORGAN PETER MORGAN • AUSTIN MORRIS • DANIEL MORRIS • JAMES MORRIS • COLIN MORROW • ROBYN MORTENSEN DAVID MORTON • JUSTINE MOSELEY • TELLY MOSLEY • ALI MOSTASHFI • RICHARD MOTT • JENNIFER MOZIE RUSSELL MULL • THOMAS MULLAN • BILL MULOKEY • IAN MURCH • ROBERT MURRELL • LAURA MUSGROVE JOHANNA MYERS • SHRUTHI NAWAB • JOSEPH NAZARIO • KELLY NEADOW • ALLAN NEASE ROBERT NEATROUR • DUSTIN NEIGHLY • WILLIAM NEIL • PAUL NELSON • ALEKSEY NEMIROVSKY PRASAD NERIKAR • LAURENCE NEWCOME • AARON NEWMAN • MINH NGUYEN • NGA NGUYEN • VINH NGUYEN LINDA NICHOLS • LAWRENCE NIKOLAUS • TODD NORCROSS • MATTHEW NORRIS • ANTEJ NUHANOVIC JOSEPH NYSTEL • PATRICK O'BRIEN • MICHAEL O'CONNOR • DEBBIE O'DAY • DONNA O'NEILL MIKE ODACHOWSKI • ERNEST OEHM • SANDRA OEHM • ADEKUNLE OKE • MICHAEL OLNICK • TONY OLIVER WILLIAM J. OLIVER • JANET ORENCIA • CHRISTOPHER OSBORNE • MARK OSBORNE • CHRISTOPHER OSTRANDER SERGEI OSTROVSKI • DONNA OWENS • GARY OXLEY • ANDREA PACLEY • TIFFANY PADAYAO • DEBORAH PARK TRACY PARRISH • JIM PATERSON • STUART PATTISON • JEFF PAYNE • MICHAEL PECKMAN • DANA PENNELL CRISTHIAN PEREDO • GIGI PEREIRA • AUDREY PERLOW • MARK PERRY • JASON PETERS • RUSSELL PETTIFORD CLINTON PFISTER • DENNIS PHELAN • ANNA PHILLIPS • JEFFREY PIC • JOE PICARIELLO • JOSEPH PIERSON DIMAS PINZON • YEVGENIYA PLAVNIK • RONALD PLESCO • BARBARA PLEVELICH • GREGORY PLUMMER MICHAEL POCALYKO • THOMAS POLE • JOYCE POOL • LISA POOLE • HEATHER POWELL • FRANK PRATT JOSEPH PRESSEL • BARBARA PROCHASKA • MICKEY PROSSER • DANIEL PUCHALSKI • MONICA QUON SAEID RADJOU • RICHARD RAFTERY • PEDRO RAMIREZ • MICHAEL RANEY • ALLEN RANSOM LARS RATHJEN • RAKESH RAWAT • CHRISTINA RAY • JUSTIN RAY • JAMIE READY • JAESON REBEYRO JOSEPH RECORD • CAMISHA REED • DWIGHT REED • CHARLES REEVES • WALT REICHENBACH MEGAN REICHERT • SHERRY RELLAN • DONNA REMINES • JOHN RESSLER • JEFFREY REYES ARNOLD REYNOLDS • JASON RHODES • JILL RHODES • JEFFREY RIBEL • SHANNON RIBEL • NEAL RICHARDS MARISA RIEHN • KEVIN RILEY • SCOTT RITCHIE • ANDREA E. RITTER • BRUCE RIZZO • MICHAEL ROACH IVAN ROBELLY • JOHN ROBERTS • STEFANIE ROBERTS • JUSTIN RODRIGUEZ • MARC ROESE • GREGORY ROMAN MARY-ELISABETH RONAN • ANN ROWLAND • ROOSEVELT ROY • VICKI RUITER • JOHN RUNDELL ROBERT RUSSELL • PATRICK RYAN • TERRY RYAN • OLIVER SADORRA • KIP SALTER • STEVEN SALVAGGIO STEVE SALYER • CYNTHIA SANCHEZ • MICHAEL SANDERS • RANJIT SANDHU • ENGLAND SANSBURY PATRICK SARGENT • THOMAS SAUL • RODNEY SAUNDERS • ERIN SAWYER • RYAN SCHAEFER STEVEN SCHAFER • BOB SCHEIDELER • STEVE SCHMIDT • JAY SCHNEIDER • CHRIS SCHOLBE DAVID SCHWARTZ • WILLIAM SCHWEIGART • ERIN SCOTT • ROLAND SCOTT • M.K. SCROGGS KIMBERLY SEARFOSS • TIMOTHY SEDLMEYER • PEGGY SEEFELD • WALTER SEEFELD • GEORGE SEFF MARJORIE SENEHI • EDNA SENSKE • MONICA SEVERSON • JOHN SHAKESPEARE • GEORGE SHALHOUB RICHARD SHARITS • JOHN SHARP • JULIAN SHARPE • MARTIN SHEIR • STEVE SHERBURNE • PAUL SHRABSTEIN MATTHEW SHUSTER • EVAN SIEGEL • MICHELE SIERAK • RON SIMMONS • ROY SIPLE • WENDY SKAVLEM KIMBERLY SKELDING • DANIELLE SKOTNICKI • CHITRA SLAYBECKER • MICHAEL SLOSS • ANDREW SMITH BRENDA SMITH • BRIAN O. SMITH • CHUCK SMITH • DAVE SMITH • GREG SMITH • ROBERT SMITH SUSIE SMITH • THOMAS SMITH • DAVID SNYDER • EVAN SNYDER • GREGORY SODERSTROM • STEVE SOKOLY CHRISTOPHER SOLIDAY • HELEN SOLN • BENJAMIN SOLOMON-SCHWARTZ • OLUWAKEMI SOMUYIWA DAVID SORENSEN • JOHN SOTO • KAREN SOTO • MARIA SOTTO • WILLIAM SOUSER • GREG SOX ALLEN SPENCER • ERIK SPERANZA • INDUMATHI SRIDHARAN • MELVIN ST. CLAIR • JIM STAHL JOEL STAMMEN • JOHN STAMPER • JOAN STANLEY • ROBBY STARKIE • DAVID STEFANAC • DOUG STERLING MICHAEL STEVICH • HARRY STICKLEY • TONY STONE • CHRISTY STONER • ALEX STOUFFER • MARK STRANDBURG MARK STRAUSER • KAREN STRAWBRIDGE • KENNY STRAYHORN • DAVID STROMBECK • JON STUCK • BILL SULLIVAN PAMELA SULLIVAN • PATRICK SULLIVAN • SHAD SULLIVAN • TANYA TANNER • RACHEL TARDIFF • MATTHEW TAYLOR • RODNEY TAYLOR • GEORGE TEAS • CHRISTOPHER TECH • LORNE TEITELBAUM • DARRELL THACKER • KHUE THAI • DAVID THALBLUM GINA THANSOM • JENNIFER THIEKE • JAY THOMAS • KEVIN THOMAS • DONNA THOMPSON • DOUG THOMPSON • ROBERT THOMPSON • ALEXIS THORNLOW • DONALD TINDALL • LUCY TODD • STEPHEN TOLBERT • EDWARD TOWER • CHRISTOPHER TRAN TRAN TRAN • JOAN TRAWICK • GERALD TRIPP • TERRENCE TUBRIDY • AMY TURNER • REBECCA TURNER • SHONA TURNER • KARI BINGEN TYTLER • SEAN TYTLER • RICHARD UNTERREINER • BHARGAV UPENDER • JANICE UWUJAREN • TARA VAN ATTA PETER VAN SCHAGEN • BRUCE VANDER WILT • LARRY VANDYKE • CYNTHIA VASQUEZ • ELIZABETH VASQUEZ • MICHAEL VASQUEZ • ROBERT VAUGHAN • DORA VEDDER • ROBERT VEREEN • GIL VILLA • DENNIS VILLAGOMEZ • DENISE VIOLETTE • SHANKAR VISWANATHAN ROD VOLZ • AVA ANN VROOMAN • HARDIK VYAS • DREXEL WAGGONER • JERMAINE WALKER • DAVIS WALLACE • MICHAEL WALLACE • SHARON WALLINGSFORD • BOB WALTER • SERGIO WALTER • WENDY WANG • CHRISTINE WARNER • PAMELA WARNER RANDY WARREN • WILLIAM WASHINGTON • SETH WATARI • RONALD WATKINS • CRYSTAL WEBB • NEDRA WEBSTER • INGRID WEECKS • TERRI WEIDMAN • MICHAEL WEINSTEIN • KARRI WEISBERG • HERMAN WELLS • JEANNE WENDEL • DAVID WEST LAURIE WEST • DE BORA WHEELER • NATHANIEL WHITE • LUCINDA WHYE • GREGORY WIETING • ERIC WIETSTRUK • JIM WILCOX • MICHAEL WILES • ROD WILKINSON • ROBERT WILLIAMS • RYAN WILLIAMS • MIKE WILLOUGHBY • ALLEN WILSON • BRADLEY WILSON CINDY WILSON • DAVID P. WILSON • ROBERT WINSTEAD • STEPHEN WINTER • ROBERT WOHLERS • JERRY WOMACK • WENDELL WONDERLY • CHANDLER WOODRUFF • RICHARD WORK • AARON WORKS • DALE WRIGHT • JAMAAL WRIGHT • JOHN WRIGHT LAURA YAGER • JINGSHENG YAN • MIKE YANNELLO • RONALD YEARGIN • CASEY YOST • LATERA ZAMBA • DANIEL ZAPATA • PAUL ZAREN • JIAN ZHANG • SUSAN ZIMMERMAN • CHRISTOPHER ZURICH • **2004** • TARIN ABDALI • EMILY ABELL • BILL ACKERMAN HAROLD ADAMS • MATTHEW ADAMS • NUMAN AFZAL • SARAH AKERS • CHANDRA ALLEN • WILLIAM ARMOUR • MICHAEL ARZOLA • ANGELA ASHE • PURVIS ATKINSON • MARCY BABCOCK • ANTHONY BACHAND • CHRIS BACHER • ANDY BACON • SOUNG BAE MATTHEW BAILEY • ANTHONY BAKER • EARL BAKER • TAMARA BAKER • ROBERT BALDWIN • JONATHAN BARKER • GLEN BARMAN • MARY KAY BARRETT • RITA BARTHOLOMEW • RAYMOND BASKERVILLE • JACQUELINE BATEMAN • DEEPIKA BATRA ROBERT BECKER • MICHAEL BECKWITH • PATRICK BELCHER • MICHAEL BELGRAVE • JOE BELL • DALE BENEDETTI • TRACY BIGESBY • KATHERYN BLAKEMAN • KATHRYN BLANCHE • NEIL BLEVINS • GRETCHEN BOCK • DIANE BOETTCHER • MARKILA BOLDEN CECILLE BOLES • BARBARA BONASSO • ERNST BONHOMME • ALEXIS BOR • JEANNE BOSTICK • SCOTT BOULDIN • REGINALD BOWENS • CHARLA BOWERS • KELLI BOWMAN • CRAIG BOWSER • BARBARA BRINCKMANN • ANEASA BROWER • NATALIE BROWN-LAWSON CHRISTOPHER BURGER • QUINTON BURKE • JAMES BURTON • JESSICA BYNUM • STEVEN BYRD • JENNIFER CALDERO • CHRISTOPHER CALHOUN • JOHN CAMM • JOHN CAPPELLARI • ADAN CARABALLO • ROSANNE CAREY • BRIAN CARLSON • DONALD CARLSON MICHAEL CARON • WILLIAM CARR • ANDREW CARROLL • CARRIE CARTER • CHRISTOPHER CARTER • DICK CECKA • JASON CHAN • MARGI CHAN • GILES CHARLESTON • DANIEL CHENOK • KATHRYN CHURCHMAN • NICOLE CLARKE • NANCY CO • AMY COCHRANE DONNA COHEN • GEORGE COMPTON • SEAN CONNALLY • JULIA CONROY • MICHELLE COOK • PHILLIP COONS • BENJAMIN COOPER • AMANDA CORRIE • WANDA CORTES • MONIQUE COVER • JODI CRAMER • JIMMIE CREEKMORE • GEOFFREY CREIGHTON CALVIN CROSSMAN • CHRISTOPHER CROTHERS • JOHN CUNNINGHAM • DANIEL CURTISS • DAVID DANIEL • NICHOLAS DANIEL • CORY DARDEN • BROOKY DARGAN • MICHAEL DAVIS • SANDRA DAVIS • MICHELE DAWSON • EDDIE DEANE • BARRY DEATON REBECCAH DEBLOIS • BESSIE DECLOUETTE • GONTRAN DEDJINOU • CISCO DELCARMEN • JANET DENT • JULIE DETTER • RAY DETWILER • DANA DICKERSON • ELIZABETH DIETRICH • NORMAND DILLON • NICOLE DINGESS • DEBORAH DIXON EDWARD DODSON • RATANA DONG • AMY DOUGLASS • SHARON DOWNEY • SHANNON DREW • LAURA DRYDEN • ADAM DUNCAN • KATHLEEN DUNCAN • CALE DUNN • DEENA DZIDZIENYO • THOMAS DZIUBAN • ALAN EARLY • ALLAN EDMONDS CHARLES EDWARDS • SONYA EDWARDS • POUYA EFTEKHARI • PATRICK ELLIOTT • WILLIAM ELLIS • LUVY EMRALINO • JORDAN ENGEL • UDEAGHA EZEBUIRO • BRIAN FARRELL • DENNIS FAVER • CLIFF FERNANDES • ERNEST FIELDS • ERIC FILLOON ALAN FISCHER • HENRY FITZPATRICK • DALE FLANNAGAN • NIKKI FLOYD • GLENN FOGG • JULIANNA FOLEY • PAUL FORD • JAMES FORNANGO • LIESYL FRANZ • CURTIS FUNDERBURK • JOEL FUNK • NAGESH GADAMSETTY • NEVILLE GALLIMORE KATE-ALDEN GANDY • VICKIE GARNER • JAMES GARRISON • PETER GATHUA • RUDY GAZAREK • ADRIENNE GEFFERT • JOBIE GERMANO • DAVID GIBBS • DEBORAH GIBSON • THELMA GILMAN • JOHN GLASER • THOMAS GLASS • RUSS GOETZ • DIANA GOMES D'ANTONIO GRAVES • TERRY GRIFFIN • VICKY GRIFFIN • TIMOTHY GROELINGER • GERALD GUSTINE • ADRIAN GUY • PAUL HAMBRIGHT • IHSAN HANDAL • SCOTT HANDSHY • CLEO HANLON • PARNA HAO • TIFFANY HARBOUR • GUY HARDMAN • RICHARD HARMAN WILLARD HARMON • LANCE HARRINGTON • EARLVIN HARRIS • LAMONTA HARRIS • MARSHALL HARRIS • CHARLIE HAZARD • GREGGORY HENDRICKS • KRISTINE HICKS • BARB HIRSCH • LONNIE HOFFA • DENNIS HOLTERY • JILL HOPPER • BLAKE HOSTER PHILLIP HOUSEKNECHT • JEFF HOWARD • YEA HSU • ERIC HUANG • DOUGLAS HUNTLEY • DAVID HURLEY • NADIA HUSSEIN • MICHAEL HYLTON • ISHMAEL INTSIFUL • IQBAL ISMAILWALA • DARREN JAHMANI • TRAVIS JANSON • ETHEL JEFFERSON TRACY JEFFRIES • JIM JEROME • DICKSON JESUOROBO • JEANETTE JOERGER • NICHOLAS JOGIE • DAVID L. JOHNSON • JACQUELINE A. JOHNSON • DAVID JOHNSTON • JANINE JOHNSTON • FRANKLIN JONES • MARVIN JONES • CANDACE JOYNER STEVE JUNG • DAVID KAJUT • RICHARD KALINEY • SUNNY KANGARLOO • HARRY KAPLAN • IAN KAPLAN • ROBYN KAPLAN • GAIL KAUFMAN • CHRISTINE KELLEY • JOEL KENDHAMMER • JAMES KESSELRING • LATOSHA KEY • VIKAS KHATOR • ALICE KI DUANE KLATT • STEVEN KUSMIERCZYK • VLADIMIR KUZNETSOV • JOHN LAMPASONA • BETH LANDER • MIKE LANDON • MICHAEL LANDRUM • DONALD LASSITER • CHRISTIAN LECCA • GINA LEE • WINSTON LEE • YIN-TUNG LEE • MICHAEL LENGLE ANGELA LENO • J.F. LEONARD • MELISSA LEWELLYN • JOEL LEWERENZ • ANNE LIAUTAUD • CATHY LOCKWOOD • JULIE-ANN LORFANO • KELLY LOUGHLIN • EDWARD LUKASEK • ROBY LUNA • TIMOTHY LUSSO • MATTHEW LYONS • YANMEI MA DAN MACDONALD • WILLIAM MACHT • EDUARDO MAGADAN • SHAUN MANDELKORN • TIMOTHY MARLIN • KEVIN MARSHALL • CHRISTOPHER MARUCA • MARK MATHEWS • MAURICE MATTHEWS • CHARLENE MAYFIELD • ALTERMAN MCALLISTER • MIKEL MCCALL GEORGE MCCLAUGHERTY • DOUGLAS MCGAUGHEY • MATTHEW MCGINLEY • MEGHAN MCGINTY • TERRENCE MCRAE • KRISTINA MEKO • SAMUEL MESSINGER • WILLIAM MILLER • RONALD MILOR • MICHAEL MITCHELL • LINDA MOELTER • JANE MORROW JEAN MULLER • MICHAEL MULVILLE • DAVID MUNK • MATTHEW MURRAY • STACEY MYERS • SYPASEUTH NANTHAVONG • JEFF NEELY • RUTH ANN NELSON • SHEILA NELSON • DARREL NEROVE • BETH NERRIE • HANG NGUYEN • LUU NGUYEN IKEMENAWA NNABUGWU • DON NOVEY • JIM O'KEEFE • LEE O'NEAL • MICHAEL O'SHAUGHNESSY • DEBORAH OGUNSHAKIN • BOOMIE OKEOWO • KEVIN OLEKSY • MATTHEW OLENN • RACHEL OLFATO • WILLIAM OLIVER • THOMAS OLSON • JOHN OLSZYK TEMITOPE OLUTOLA • DAVID OMOROGBE • KEVIN ORKIN • LINDA OTT • STEVEN PAGE • EDWARD PALMQUIST • ROSALIE PATRICK • TIMOTHY PATTERSON • SAMUEL PATTON • MICHAEL PEARSON • DAVID PENN • DANIEL PETONITO • ERIC PETRILLA THOMAS PETZOLD • JOHN PHILLIPS • CHRISTOPHER PIEPER • MICHAEL PITT • BRETT PLEASANT • KRYSIA POHL • ALONZO POINTER • BRENDA POMS • STACEY PORTER • JIM POWELL • ERICA POWELL-NORMAN • VALINE POWELL-SMITH • MARK POWERS VINNIE PRABHU • MAUREEN PREMO • BILL PURVIS • JAMES QUAID • JULIEN RADOFF • FARRUKH RAHMAN • NEIL RANLY • MICHAEL RATHBUN • JAMES RATSCH • DEIRDRE RAYBURN • JOHN REED • PATRICK REGAN • MARK REIMERS • JOSHUA REINHART HELEN-MAE REISNER • THERESIA REISTAD • CHRISTOPHER REMACLE • ALLISON REMICK • LEIGH RENFROW • MARY RESSLER • DUSTY RHOADS • DANIEL RICKETTS • MARY RIECK • RAFAEL RINCON • COREY ROBINSON • LINDSAY ROCK • SARAH ROCK DIANE ROPER • SANDRA ROSENBLATT • NICHOLAS ROSENGARTEN • HEIDI ROSS • ROBERT ROSS • RALPH ROSSETTI • JAY RUHNKE • NEIL RYAN • BRUCE SABOL • OMAR SADIQ • MARY SANDERS • ANGEL SANTIAGO-PINTO • MICHAEL SASKO • JOSEPH SCALIONE CHRISTOPHER SCARBRO • ALLYSON SCHAFTER • GREG SCHRAMMECK • JOSEPH SCHUPP • EDWARD SCHWARTZ • LARRY SCOTT • SHELLY SCOTT • MATHEW SEARS • WAYNE SETH • DEREK SHARP • FRANK SHER • LISA SHEWARD • DONALD SHILESKY TIMOTHY SHORTALL • PAULA SILER • ROBERT SIMS • RUCHIKA SINDHI • CARL SMITH • CHARLES E. SMITH • ERIC SMITH • GREGORY SMITH • JAN SMITH • JOSEPH SMITH • KELLEY SMITH • MATTHEW SMITH • JAMES SNEE • EDWARD SOKOL KIMBERLY SORENSEN • KENNETH SPALDING • MICHAEL SPARKS • RICHARD SPEIDEL • BRANDON SPENCER • JENNIFER SPLIT • EUGENE SQUIRES • THOMAS STANLEY • ALAN STARR • MARK STEFFEN • WARNER STERLING • JOHN STOECKEL • ALLISON STRINE MONIQUE STROTHER • SCOTT STURGEON • BILL SUBLETT • JENNIFER SULLIVAN • TIMOTHY SUNDERLAND • TIMOTHY SWAINSON • STEPHEN SYNNOTT • CHESTER TANTILLO • KRISTEN TARHAN • DEAN TAYLOR • NOAH TEATES • ARNELLA TERRELL MARYLOU THOMPSON • CYRUS TIBBS • BETH TICHANSKY • ERIKA TILLMAN • LINDA TILTON • REGINALD TINSLEY • IRENA TOL • SHERYL TOLBERT • DONALD TOMPKINS • SALLY TRAN • KAREN TRIPLETT • SHAMIK TRIVEDI • JESSIE USHER • DILAWAR UTHMAN FABIENNE VAN CAPPEL • LITO VELANDRIA • NOEMI VENTURA • KRISTIN VIELBIG • PETER VIRADOR • ECOLA VIRGIL • MICHAEL VOGEL • RICH VOGEL • JAMES WALKER • JOSEPH WALKER • DOUG WALLACE • JEFFREY WALTER • FARLEY WARNER PHILLIP WASULA • TZVETELINA WEINER • KATHERINE WEINSTEIN • PATRICIA WESSEL • ROBERT WHITE • STEPHANIE WHITE • STEVEN WILBURN • DALE WILLIAMS • ELIJAH WILLIAMS • TAMARA WILLIAMS • THOMAS WILLIAMS • MIKE WILSON • RYISHEED WILSON KENNETH WING • MICHAEL WOMACK • RICKY WONG • ARCHOR WRIGHT • SHARI WRIGHT • JEFFREY WYNNE • DEBRA YAMANAKA • KEITH YAUGER • BONNIE YOUNG • JULIE YU • MARLA ZALIS • MARK ZEHNER • REZA ZIAEE

An Equal Opportunity Employer, M/F/D/V/SO

# Board of Directors

**Dr. Ernst Volgenau**
Chairman and CEO

**John W. Barter** [1]
Former Chief Financial Officer, AlliedSignal, Inc.; former President, AlliedSignal Automotive

**William K. Brehm**
Chairman Emeritus, SRA International, Inc.; Chairman, The CNA Corporation; Trustee and Past Chairman, Fuller Theological Seminary

**Steven A. Denning** [2,3]
Managing Partner, General Atlantic Partners

**Miles R. Gilburne** [1]
Retired Senior Vice President, America Online; Managing Member, ZG Ventures, LLC

**Michael R. Klein** [2,3]
Chairman, CoStar Group, Inc.; Vice Chairman, Perini Corporation; Partner, Law Firm of Wilmer Cutler Pickering Hale and Dorr LLP

**David H. Langstaff** [3]
Former President and CEO, Veridian Corporation

**Edward E. Legasey**
Former Executive Vice President & Chief Operating Officer, SRA International, Inc.; Chairman, U.S. Air Force Academy Association of Graduates

**Delbert C. Staley** [1,2]
Retired Chairman & Chief Executive Officer, NYNEX

**Committee Memberships:**
**1 - Audit**
**2 - Compensation**
**3 - Governance**

# Corporate Officers

**Dr. Ernst Volgenau**
Chairman & CEO

**Dr. Renato A. DiPentima**
President & Chief Operating Officer

**Stephen C. Hughes**
Senior Vice President of Finance and Administration & Chief Financial Officer

**Barry S. Landew**
Senior Vice President, Corporate Development

## *Senior Vice Presidents*

**Kathleen M. Adams**
Director, Civil Sector

**Dr. Matthew Black**
Director, Business Solutions and Offerings

**Dr. Michael K. Duffy**
Financial Management

**Michael M. Fox**
Director, Marketing & Sales

**David A. Kriegman**
Director, Defense Sector

**Anthony M. Valletta**
Director, C3I Sector

**Jeffrey B. Westerhoff**
Director, Government-Wide Acquisition Contracts

## *Vice Presidents*

**Dr. Chinatsu Aone**
Director, Natural Language Technology

**Timothy J. Atkin**
Deputy Director, Civil Sector

**Dr. Scott W. Bennett**
Director, Research & Development

**Christopher M. Bishop**
Director, Capture Strategy Development

**Wayne M. Blackburn**
Deputy Director, Defense Sector

**Dr. Hatte R. Blejer**
Director, Technology Strategy for Information Sharing and Homeland Security

**Jeff C. Bradford**
Director, Systems Engineering and Integration, Adroit C4ISR Center

**Robert A. Burciaga**
Deputy Director, Integrated Solutions

**Patrick Burke**
Deputy Director, C3I Sector

**Gene N. Cartier**
Health Systems

**Daniel J. Chenok**
Director, Policy and Management Strategies

**Eileen S. Clark**
Managed Services

**Bernard A. Cohen**
Civil Agency Business Development

**Mary Ellen Condon**
Deputy Director, Orion Center

**David M. Conetsco**
Director, National Intelligence Programs

**Dr. Timothy W. Cooke**
Director, Health Systems

**Brian W. Cross**
Program Manager, GuardNet XXI

**Charles G. Crotty**
Director, Corporate Compliance

**Mike D'Andrea**
Director, Homeland Security and Law Enforcement, Orion Center

**John R. Dankowski**
Business Development for National Security Programs

**M. Stuart Davis**
Director, Investor Relations

**Ann W. Denison**
Director, Human Resources

**Anne M. Donohue, Esq.**
Corporate Counsel and Director, Contracts & Procurement

**Donald E. Edwards**
Director, National Guard Bureau AITS

**Robert S. Evarts**
Director, St. Louis Operations

**Kevin J. Fagan**
Director, Health Research Systems

**Michael B. Fisher**
Director, Mergers & Acquisitions

**Kim L. Fletcher**
Director, Emergency Management Services

**Eugene S. Frank**
Chief Technology Officer/ Chief Knowledge Officer

**Bruce A. Gilbert**
Director, Pentagon Programs

**Kevin Graves**
Director, Asset Management

**Sherman Greenstein**
Director, Counterterrorism and HAZMAT Defense

**C. Wayne Grubbs**
Corporate Controller & Treasurer

**Max N. Hall**
Director, Security and Systems Engineering Services

**Anna M. Hogan**
Director, Operations, Adroit C4ISR Center

**Jill Yacone Hopper**
Government Relations

**James H. Jones**
Director, Knowledge Sharing Solutions

**Herbert C. Kemp**
Director, C4ISR Operations, Adroit C4ISR Center

**Stuart L. Kramer**
Health Systems

**Mark I. Leaman**
Director, Process Management

**Shirl L. Mack**
Director, Human Resource Operations

**Jim McClave**
Director, Orion Center

**Danny R. Michael**
Deputy Director, Defense Business Solutions

**Kerri Koss Morehart**
Director, Talent Acquisition and Development

**Joan E. Osborne**
Project Manager, U.S. Force Management Support

**Giovanna S. Patterson**
Director, Legislative, Judicial and Government Services

**Charles C. Perry**
Director, Defense Business Solutions

**Kenneth A. Rohrer**
Deputy Program Manager, USAID

**Terry M. Ryan**
Director, Adroit C4ISR Center

**Judith K. Sakowitz**
Chief Information Officer

**Dr. Edward R. Saltzberg**
Strategic Initiatives, Civil Sector

**Cindy C. Shephard**
Director, Operations

**Peter B. Trick**
Director, Environmental and Organizational Services

**Mike Wagner**
Director, Counterintelligence and Counterterrorism, Orion Center

**Jim Whittaker**
Director, Citizen-Centric Government Services

**Michael L. Yocom**
Director, Integrated Solutions

# Stockholder Information

## Stock Listing

SRA International, Inc. is traded on the New York Stock Exchange under the symbol SRX.

## Stockholder Services

All questions concerning registered stockholder accounts and stock transfer matters, including name or address changes and transfers, should be directed to our transfer agent and registrar:

American Stock Transfer and Trust Company
59 Maiden Lane
New York, NY 10007
(800) 937-5449
www.amstock.com

## Independent Accountants

Deloitte & Touche LLP
1750 Tysons Boulevard
McLean, VA 22102

## Annual Meeting

The annual meeting of stockholders will be held in October 2004. For additional information, please visit the Investor Relations section of the SRA Web site (www.sra.com).

## Annual Report on Form 10-K

Stockholders may obtain without charge a copy of the SRA Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, by writing to:

SRA International, Inc.
Investor Relations
4300 Fair Lakes Court
Fairfax, VA 22033

## Additional Information

The SRA Web site (www.sra.com) contains valuable information, such as financial results, a current copy of our Code of Ethics for Principal Financial Officers, corporate news releases, and management profiles. Inquiries for additional investor information should be directed to:

Stuart Davis
Vice President and Director, Investor Relations
(703) 502-7731
investor@sra.com

SRA INTERNATIONAL, INC.



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SRA INTERNATIONAL, INC.

## Headquarters

4300 Fair Lakes Court
Fairfax, VA 22033
Tel. 703.803.1500
Fax 703.803.1509
www.sra.com

## Offices

Alexandria, VA
Arlington, VA
Atlanta, GA
Baltimore, MD
Colorado Springs, CO
Dayton, OH
Durham, NC
Fairfax, VA
Falls Church, VA
Fort Walton Beach, FL
Herndon, VA
Landover, MD
McLean, VA
Minneapolis, MN
Newport Beach, CA
Newport News, VA
New York, NY
Rockville, MD
Sacramento, CA
San Antonio, TX
San Diego, CA
Seattle, WA
Shrewsbury, NJ
St. Louis, MO
Warner Robins, GA
Washington, DC

## Other Operating Locations

Aberdeen Proving Ground, MD
Austin, TX
Bangor, WA
Beale Air Force Base, CA
Beltsville, MD
Bethesda, MD
Chantilly, VA
Columbus, OH
Dahlgren, VA
Dallas, TX
Dumfries, VA
Elizabeth City, NC
Fayetteville, NC
Fort Belvoir, VA
Fort Detrick, MD
Fort Dix, NJ
Fort Eustis, VA
Fort Gordon, GA
Fort Hood, TX
Fort Huachuca, AZ
Fort Lewis, WA
Fort McCoy, WS
Fort Meade, MD
Fort Monmouth, NJ
Fort Sam Houston, TX
Hanscom Air Force Base, MA
Huntsville, AL
Indian Head, MD
Keyport, WA
Langley Air Force Base, VA
Las Vegas, NV
Little Rock, AR
McLean, VA
Melbourne, FL
Monterey, CA
New Carrollton, MD
Norfolk, VA
Oklahoma City, OK
Osan, Korea
Pensacola, FL
Peterson Air Force Base, CO
Phoenix, AZ
Port Hueneme, CA
Portsmouth, VA
Puget Sound Naval Shipyard, WA
Quantico, VA
Ramstein Air Force Base, Germany
Reston, VA
Robins Air Force Base, GA
Scott Air Force Base, IL
Tuscaloosa, AL
Washington, DC